Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

BOYD GAMING CORPORATION,

BOYD ACQUISITION II, LLC,

BOYD ACQUISITION SUB, LLC,

PENINSULA GAMING PARTNERS, LLC

AND

PENINSULA GAMING, LLC

DATED AS OF MAY 16, 2012

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		Page
10.11	Other Remedies	118

10.12	Counterparts; Facsimile Delivery	119

10.13	No Presumption Against Drafting Party	119

10.14	No Joint Venture	119

INDEX OF EXHIBITS

A:	Sample Base Merger Consideration Calculation

B:	Draft Preliminary Closing Report

C:	Form of FIRPTA Certificate

D:	Form of HoldCo Note

E:	Form of Non-Competition Agreement

F:	Sample Quarterly Financial Statement for Kansas Star

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of May 16, 2012 by and among Boyd Gaming Corporation, a Nevada corporation (“Parent”), Boyd Acquisition II LLC, a Delaware limited liability company and an indirect wholly-owned subsidiary of Parent (“HoldCo”), Boyd Acquisition Sub, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of HoldCo (“Merger Sub”), Peninsula Gaming Partners, LLC, a Delaware limited liability company (“PGP” or “Member”), Peninsula Gaming, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of PGP (the “Company”). Each of Parent, HoldCo, Merger Sub, the Member, the Company and, after the Effective Time, the Surviving Company, is referred to as a “Party” and collectively as the “Parties.” Capitalized terms used and not otherwise defined herein have the meanings set forth in Article 9.

R E C I T A L S

WHEREAS, Parent owns all of the ownership interest in Boyd Acquisition, LLC, a Delaware limited liability company designated as a Restricted Subsidiary (as defined under the Parent Indebtedness Agreements), which in turn owns all of the ownership interest in Boyd Acquisition I LLC, a Delaware limited liability company designated as an Unrestricted Subsidiary (as defined under the Parent Indebtedness Agreements), which in turn owns all of the ownership interest in HoldCo, which is designated as an Unrestricted Subsidiary (as defined under the Parent Indebtedness Agreements), which in turn owns all of the membership interests in Merger Sub, which is designated as an Unrestricted Subsidiary (as defined under the Parent Indebtedness Agreements);

WHEREAS, PGP owns all of the outstanding equity interests in the Company, which in turn owns (i) all of the equity interests in each of Diamond Jo, LLC, a Delaware limited liability company (“DJL”), The Old Evangeline Downs, L.L.C., a Louisiana limited liability company (“EVD”), Diamond Jo Worth, LLC, a Delaware limited liability company (“DJW”), Belle of Orleans L.L.C., a Louisiana limited liability company (“ABC”), and Kansas Star Casino, LLC, a Kansas limited liability company (“KSC” and, together with each of DJL, EVD, DJW and ABC, the “Company Gaming Properties Holding Companies”) and (ii) the Company Gaming Properties;

WHEREAS, Parent, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the Delaware Limited Liability Company Act (the “DLLCA”), with the Company to be the surviving entity of the Merger;

WHEREAS, the managers of Merger Sub (the “Merger Sub Board”) has unanimously determined that the Merger is advisable and in the best interests of Merger Sub and HoldCo, its sole member (the “Merger Sub Member”), and the Merger Sub Member has approved and adopted this Agreement, the Merger and the other transactions contemplated by this Agreement;

WHEREAS, the board of directors of Parent (the “Parent Board”) has unanimously determined that the Merger is advisable and in the best interests of Parent and its stockholders and approved this Agreement, the Merger and the other transactions contemplated by this Agreement;

WHEREAS, the manager of the Company (the “Company Board”) has (i) determined that the Merger is advisable and in the best interests of the Company and the Member, (ii) approved and declared advisable this Agreement, the Merger and the other transactions contemplated by this Agreement, and (iii) recommended that the Member adopt and approve this Agreement and the other transactions contemplated by this Agreement, and approve the Merger;

WHEREAS, immediately prior to the execution and delivery of this Agreement by the Parties and as a condition thereto, the parties to the PGP Advisors Management Services Termination Agreement and the Luzich Management Services Termination Agreement shall have executed and delivered such agreements to each other; and.

WHEREAS, immediately following the execution and delivery of this Agreement by the Company and prior to the execution and delivery of this Agreement by Parent and Merger Sub and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, the Company has delivered to Parent (i) the Member Approval and (ii) Non-Competition Agreements executed by each Non-Compete Person.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE 1

THE MERGER

1.1 The Merger. At the Effective Time, and upon the terms and subject to the conditions of this Agreement and in accordance with the provisions of the DLLCA, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving company after the Merger (sometimes referred to herein as the “Surviving Company”).

1.2 Effective Time of the Merger. Unless this Agreement is earlier terminated pursuant to Section 8.1, the closing of the transactions contemplated by this Agreement (the “Closing”) will take place as promptly as practicable, but in no event more than five (5) Business Days, following the date on which the satisfaction or waiver (to the extent legally permitted) of the conditions set forth in Article 6 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) occurred (such date, the “Closing Condition Satisfaction Date”), at the offices of Morrison & Foerster LLP, 425 Market Street, San Francisco, CA 94105, unless another place or date is agreed to by Parent and the Company; provided, however, that notwithstanding anything to the contrary contained in this Agreement, the Closing shall not occur after December 31, 2012 without the prior written consent of PGP and Parent (in each case, to be provided in their sole discretion), except pursuant to a grant of specific performance by a court of competent jurisdiction in connection with an action for specific performance which satisfies the criteria set forth in Section 8.1(h) or Section 8.1(i).

The date upon which the Closing occurs is herein referred to as the “Closing Date.” On the Closing Date, each of Parent, Merger Sub and the Company shall cause the Merger to be consummated by filing a properly executed certificate of merger satisfying the requirements of the DLLCA (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DLLCA (the time of acceptance by the Secretary of State of the State of Delaware of the Certificate of Merger, or such subsequent time as Parent and the Company shall agree and specify in the Certificate of Merger, being referred to herein as the “Effective Time”).

1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all rights, powers and property of the Company and Merger Sub shall vest in the Surviving Company, and all debts, obligations and liabilities of the Company and Merger Sub shall become debts, obligations and liabilities of the Surviving Company.

1.4 Certificate of Formation and Limited Liability Company Agreement of the Surviving Company.

(a) Unless otherwise determined by Parent, at the Effective Time, the certificate of formation of the Surviving Company shall be amended to read in its entirety as the certificate of formation of Merger Sub read immediately prior to the Effective Time, until thereafter amended as provided therein and by applicable Law, except that the name of the Surviving Company shall be “Boyd Gaming Holdings, LLC” or other name as Parent may determine.

(b) At the Effective Time, the Company LLC Agreement shall terminate and the limited liability company agreement of Merger Sub, as in effect immediately prior to the Effective Time, shall be the limited liability company agreement of the Surviving Company until thereafter amended as provided therein and by applicable Law.

1.5 Directors, Officers and Managers of the Surviving Company and the Company Subsidiaries.

(a) At the Effective Time, the managers of Merger Sub immediately prior to the Effective Time shall be the managers or directors, as the case may be, of the Surviving Company and the Company Subsidiaries, to hold office in accordance with the certificate of formation and the limited liability company agreement of the Surviving Company and the organizational and governing documents of the Company Subsidiaries.

(b) At the Effective Time, the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Company and the Company Subsidiaries, each to hold office in accordance with the limited liability company agreement of the Surviving Company and the organizational and governing documents of the Company Subsidiaries.

1.6 Treatment of the Surviving Company Under the Parent Indebtedness Agreements. At the Effective Time, the Surviving Company shall be designated as an Unrestricted Subsidiary under the Parent Indebtedness Agreements until thereafter determined by Parent.

ARTICLE 2

CONVERSION AND EXCHANGE OF

COMPANY MEMBERSHIP INTERESTS; MERGER CONSIDERATION

2.1 Conversion of Company Membership Interests. Upon the terms and subject to the conditions of this Agreement, by virtue of the Merger and without the need for any further action on the part of the Company, Parent, Merger Sub, or the Member, the following shall occur at the Effective Time:

(a) Interests of Merger Sub. All of the issued and outstanding membership interests of Merger Sub shall be converted into and become validly issued, fully paid and non-assessable membership interests of the Surviving Company.

(b) Cancellation of Certain Interests. Any Company Membership Interest that is owned by the Company, any Company Subsidiary, Parent or Merger Sub immediately prior to the Effective Time shall automatically be canceled and shall cease to exist without payment of any consideration with respect thereto.

(c) Company Membership Interests. All Company Membership Interests outstanding immediately prior to the Effective Time shall be cancelled and converted into and represent the right of the Member to receive the following:

(i) an amount in cash equal to the Up-Front Cash Merger Consideration; and

(ii) the HoldCo Note in an original principal amount equal to the Closing Principal Amount (as adjusted from time to time in accordance with this Agreement and the terms of the HoldCo Note); and

(iii) subject to Section 2.6(f), an amount equal to the Contingent Merger Consideration, if any, to be paid in cash by HoldCo or, at the option of HoldCo, by increasing the Principal Amount of the HoldCo Note by the amount of the Contingent Merger Consideration as provided in Section 2.6(f).

(d) Satisfaction of Rights in Company Membership Interests. The Merger Consideration, once fully paid to the Member in accordance with the terms of this Agreement, the Company Certificate of Formation, the Company LLC Agreement and the DLLCA, shall be deemed to have been paid in full satisfaction of all rights pertaining to all Company Membership Interests.

(e) No Further Registration of Transfer. After the Effective Time, there shall be no further registration of transfers on the records of the Surviving Company of Company Membership Interests that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any documentation representing any Company Membership Interests is presented to the Surviving Company or Parent for any reason, such documentation shall be canceled and deemed to have been exchanged for Merger Consideration in accordance with, and pursuant to, this Article 2.

(f) Company Equity Rights. The Company shall cause each Company Equity Right that is outstanding as of the Effective Time, whether or not then exercisable or vested, to be terminated prior to the Effective Time and any cost incurred in connection with such termination, including the redemption cost in connection with the termination of the Company Equity Rights, shall be paid by the Company. No Company Equity Rights shall survive the Effective Time.

2.2 Determination of Merger Consideration; Working Capital Adjustment.

(a) Subject to determination and adjustment in accordance with Section 2.5 and Section 2.6, respectively, the total consideration (the “Merger Consideration”) to be paid to the Member in connection with the Merger shall be:

(i) the Base Amount, minus (o) the Required Improvement Remaining Balance, minus (p) Closing Company Debt, plus (q) Closing Company Cash, minus (r) Closing Adjusted Net Working Capital Shortfall (if any), plus (s) Closing Adjusted Net Working Capital Surplus (if any), minus (t) Company Transaction Expenses, minus (u) Company Specified Liabilities, plus (v) Company Specified Assets, minus (w) Kansas Star Phase 1A and 1B Unpaid Costs, minus (x) Kansas Star Phase 2 Unpaid Costs, plus (y) the City Bonds Deemed Value (such amount, the “Base Merger Consideration”); and

(ii) a contingent amount equal to the Contingent Merger Consideration, if any.

(b) A sample calculation of the Base Merger Consideration and its components, together with the policies, procedures and methodologies (if any) to be used in calculating the Base Merger Consideration and its components, is set forth on Exhibit A (the “Sample Base Merger Consideration Calculation”). The Base Merger Consideration to be paid at Closing shall be determined in accordance with the Sample Base Merger Consideration Calculation and paid to the Member, pursuant to the terms of this Agreement.

(c) Not less than five (5) Business Days prior to the Closing Date (or if the Closing Condition Satisfaction Date is on or after December 26, 2012, then as soon as reasonably practicable on or prior to the Closing Date), the Company shall prepare and deliver to Parent for its review a report substantially in the form attached hereto as Exhibit B (the “Draft Preliminary Closing Report”) setting forth each of the following: (i) an estimated unaudited consolidated balance sheet as of the Closing Date of the Company and the Company Subsidiaries prepared in accordance with GAAP on a basis consistent with the Company Financial Statements, (ii) a statement of an estimate of Closing Company Debt (the “Estimated Closing Company Debt”), (iii) a statement of an estimate of Closing Company Cash (the “Estimated Closing Company Cash”), (iv) a schedule with a calculation of an estimate of Closing Adjusted Net Working Capital (the “Estimated Closing Adjusted Net Working Capital”) and any estimated Closing Adjusted Net Working Capital Shortfall or estimated Closing Adjusted Net Working Capital Surplus, as applicable, (v) a statement of an estimate of the Company Transaction Expenses (“Estimated Company Transaction Expenses”), (vi) a schedule of an estimate of Company Specified Assets (“Estimated Company Specified Assets”), and an estimate of Company Specified Liabilities (“Estimated Company Specified Liabilities”), (vii) a schedule of an estimate of Kansas Star Phase 1A and 1B Unpaid Costs (“Estimated Kansas Star Phase 1A and 1B Unpaid Costs”), (viii) a schedule of an estimate of Kansas Star Phase 2 Unpaid Costs (“Estimated Kansas Star Phase 2 Unpaid Costs”), (ix) a schedule of the City Bonds Deemed Value, (x) a schedule of an estimate of the Required Improvement Remaining Balance (“Estimated Required Improvement Remaining Balance”), (xi) a schedule of the calculation, determined in accordance with the Sample Base Merger Consideration Calculation, of the Base Merger Consideration based on such estimates, (xii) detailed supporting calculations, documentation and data setting forth a reasonably specific and detailed description of its calculations with respect to each of the foregoing, and (xiii) Construction Budgets and Construction Schedules which have been updated pursuant to Section 5.19 as of or about the date of delivery thereof (the “Updated Construction Budgets”). Parent shall have a reasonable opportunity to discuss the Draft Preliminary Closing Report with the Company and review such report and the underlying books and records of the Company related thereto. If Parent objects to any amount reflected on the Draft Preliminary Closing Report, Parent and the Company shall in good faith attempt to resolve such objection and agree to such amounts. The “Preliminary Closing Report” shall be (x) the Draft Preliminary Closing Report revised to reflect any modifications agreed to by the Company and Parent or (y) if there are no agreed-upon modifications, the Draft Preliminary Closing Report shall be the Preliminary Closing Report; provided, however, that the inclusion of, or the failure to include, as applicable, any changes proposed by Parent or the failure by Parent to propose any changes, shall not constitute an acknowledgment by Parent of the accuracy of any item in the Draft Preliminary Closing Report, including but not limited to the Estimated Closing Company Debt, the Estimated Closing Company Cash, the Estimated Closing Adjusted Net Working Capital, the Estimated Company Transaction Expenses, the Estimated Company Specified Liabilities, Estimated Company Specified Assets, the Estimated Kansas Star Phase 1A and 1B Unpaid Costs, the Estimated Kansas Star Phase 2 Unpaid Costs, and the Estimated Required Improvement Remaining Balance. The amount of the Base Merger Consideration as set forth on the Preliminary Closing Report shall be the “Estimated Base Merger Consideration.”

(d) At 12:01 A.M. (PST) on the Closing Date (or at such other day or time as mutually agreed by the Parties), the Company shall conduct a physical count of all Cage Cash (and any other Cash required to be counted in connection with the Merger by any Gaming Authority) held by the Surviving Company, the Company Subsidiaries and the Company Gaming Properties (the “Cash Count”). The Cash Count shall be conducted in accordance with the policies, procedures and methodologies set forth on Schedule 2.2(d) and in this Section 2.2(d). Each of Parent, the Company and the Member shall be entitled to have Representatives present during the Cash Count, which Representatives shall have full access to the Cash Count proceedings and cooperate in good faith to resolve any disputes regarding the conduct of the Cash Count. The results of the Cash Count shall, absent manifest error, be binding on the Parties for the purpose of determining the Closing Company Cash.

2.3 Company Transaction Expenses. Notwithstanding anything in this Agreement to the contrary (including Section 5.1 and/or Section 5.2), the Company and the Company Subsidiaries shall have the right, exercisable in their sole discretion, to pay all or any portion of the Company Transaction Expenses prior to the Closing on the Closing Date. Any payments of Company Transaction Expenses pursuant to this Section 2.3 shall, if not previously taken into account in determining the Estimated Base Merger Consideration pursuant to Section 2.2, be taken into account in the adjustment of the Base Merger Consideration pursuant to Section 2.5.

2.4 Merger Consideration Funds. On the Closing Date, Parent shall cause HoldCo to, in respect of all Company Membership Interests (other than any Company Membership Interests owned by the Company, any Company Subsidiary, Parent or Merger Sub) outstanding immediately prior to the Effective Time:

(i) pay to the Member an amount in cash equal to the Up-Front Cash Merger Consideration; and

(ii) deliver to the Member the HoldCo Note with a Principal Amount equal to the Closing Principal Amount.

2.5 Base Merger Consideration Adjustment.

(a) Within sixty (60) days after the Closing Date, Parent shall prepare and deliver to the Member for its review a report (the “Post-Closing Report”), substantially in the form of the Preliminary Closing Report, setting forth each of the following: (i) an unaudited consolidated balance sheet as of the Closing Date of the Company and the Company Subsidiaries prepared in accordance with GAAP on a basis consistent with the Company Financial Statements, (ii) a statement with Parent’s calculations, in accordance with the Sample Base Merger Consideration Calculation, of Closing Company Cash, Closing Company Debt, Closing Adjusted Net Working Capital, Company Transaction Expenses (which shall take into account any payments made in accordance with Section 2.3), Company Specified Liabilities, Company Specified Assets, Kansas Star Phase 1A and 1B Unpaid Costs, Kansas Star Phase 2 Unpaid Costs, and Required Improvement Remaining Balance, (iii) a schedule setting forth the City Bonds Deemed Value, and (iv) a schedule with Parent’s calculation, determined in accordance with the Sample Base Merger Consideration Calculation, of the Base Merger Consideration and any necessary adjustment to the Estimated Base Merger Consideration, in each case, with supporting calculations, documentation and data setting forth in reasonable detail Parent’s calculations with respect to each of the foregoing.

(b) During the forty-five (45) day period following delivery of the Post-Closing Report to the Member, Parent shall (i) provide, and cause the Surviving Company to provide, the Member and its Representatives with reasonable access during normal business hours, upon reasonable advance notice, to the books and records of the Surviving Company and the working papers of Parent, in each case relating to the Post-Closing Report and the matters set forth therein, and (ii) cooperate, and cause the Surviving Company to cooperate, with the Member and its Representatives to provide them with other information used in preparing the Post-Closing Report reasonably requested by the Member and its Representatives including, upon reasonable advance notice, access during normal business hours to relevant personnel and records of Parent and the Surviving Company. The Post-Closing Report shall become final and binding on the forty-fifth (45th) day following delivery thereof unless, prior to the end of such period, the Member delivers to Parent written notice of its disagreement (a “Notice of Disagreement”) specifying, in reasonable detail, the nature and amount of any disputed item (a “Disputed Item”), including supporting calculations, documentation and data to support its position. The Member and Parent shall be deemed to have agreed with all items and amounts in the Post-Closing Report not specifically addressed in the Notice of Disagreement, and such items and amounts shall not be subject to review under Section 2.5(c) or Section 2.5(d).

(c) During the ten (10) Business Day period following delivery of a Notice of Disagreement by the Member to Parent, Parent and the Member shall seek in good faith to resolve any Disputed Items. During such ten (10) Business Day period, the Member and Parent shall each provide the other and their respective Representatives with reasonable access during normal business hours, upon reasonable advance notice, to the working papers of Parent and the Member and their respective Representatives relating to such Notice of Disagreement and the Disputed Items, and the Member and Parent shall, and shall cause their respective Representatives to, cooperate with the other and their respective Representatives to provide them with other information used in preparation of such Notice of Disagreement or relating to any Disputed Item reasonably requested by the Member, Parent or their respective Representatives including, upon reasonable advance notice, access during normal business hours to relevant personnel and records of the Member or Parent, as the case may be. Any Disputed Items resolved and set forth in a written agreement between the Member and Parent within such ten (10) Business Day period shall be final and binding on the Parties with respect to such Disputed Items for all purposes hereunder.

(d) If the Member and Parent have not resolved all Disputed Items by the end of such ten (10) Business Day period, the Member and Parent (w) shall submit, in writing, to such independent public accounting firm as shall be reasonably agreed in writing by the Member and Parent prior to the Closing Date (the “Independent Accounting Firm”), their respective briefs detailing their respective views as to the correct nature and amount of each remaining Disputed Item and the amounts of Closing Company Cash, Closing Company Debt, Closing Adjusted Net Working Capital, Company Transaction Expenses, Company Specified Liabilities, Company Specified Assets, Kansas Star Phase 1A and 1B Unpaid Costs, Kansas Star Phase 2 Unpaid Costs, and Required Improvement Remaining Balance (in each case, if and to the extent disputed) and the City Bonds Deemed Value, (x) shall instruct the Independent Accounting Firm to make its determination with respect to such remaining Disputed Items in accordance with the Sample Base Merger Consideration Calculation, (y) shall instruct the Independent Accounting Firm to, and use their respective commercially reasonable efforts to cause the Independent Accounting Firm to, render a written decision resolving such remaining Disputed Items within twenty (20) Business Days following such submission, and (z) shall, and shall cause their respective Affiliates to, provide reasonable cooperation to the Independent Accounting Firm in connection with the resolution of such remaining Disputed Items. The Independent Accounting Firm shall (i) act in its capacity as an expert and not as an arbitrator, (ii) consider only such remaining Disputed Items, (iii) be authorized to resolve such remaining Disputed Items within the range of the difference between Parent’s position with respect thereto and the Member’s position with respect thereto (meaning, for example, that its final determination of any disputed amount will be within (and not outside of) the upper and lower bounds set forth by Parent and the Member for such amount), and (iv) shall issue a written report (the “Accountant’s Report”) setting forth in reasonable detail (A) its determination as to each Disputed Item, (B) its calculation of Closing Company Cash, Closing Company Debt, Closing Adjusted Net Working Capital, Company Transaction Expenses, Company Specified Liabilities, Company Specified Assets, Kansas Star Phase 1A and 1B Unpaid Costs, Kansas Star Phase 2 Unpaid Costs, and

Required Improvement Remaining Balance based on its determination of such Disputed Items and (C) its calculation of the Base Merger Consideration based thereon and on the City Bonds Deemed Value, which Accountant’s Report shall be accompanied by a certificate from the Independent Accounting Firm that it reached such determination in accordance with the provisions of this Section 2.5(d). The Accountant’s Report shall be final and binding on the Parties for all purposes hereunder, and the Parties acknowledge and agree that judgment may be entered upon the Accountant’s Report in any competent court. Notwithstanding anything to the contrary in this Agreement, the expenses relating to the engagement of the Independent Accounting Firm shall be paid by either Parent or the Member, as the case may be, whose proposed calculation of all amounts in dispute (on a net basis), as set forth in their respective briefs submitted to the Independent Accounting Firm, was further from the final amounts (on a net basis) as set forth in the Accountant’s Report; provided, however, that in the event the Member is responsible for the Independent Accounting Firm expenses, Parent shall pay such Independent Accounting Firm expenses and reduce the Principal Amount of the HoldCo Note by an equal amount (which shall be deemed a Loss, which shall not be subject to the Threshold Amount, including not counting towards the Threshold Amount), without interest, or, at the option of Parent, offset an equal amount against the Contingent Merger Consideration (if any). Each Party shall bear its own costs (and that of its Representatives) incurred in connection with their preparation or review of the Post-Closing Report and preparation or review of any Notice of Disagreement, as applicable.

(e) The Estimated Base Merger Consideration shall be adjusted:

(i) downwards by the amount (if any) by which Closing Company Cash, as finally determined pursuant to this Section 2.5, is less than Estimated Closing Company Cash;

(ii) upwards by the amount (if any) by which Closing Company Cash, as finally determined pursuant to this Section 2.5, is greater than Estimated Closing Company Cash;

(iii) downwards by the amount (if any) by which Closing Company Debt, as finally determined pursuant to this Section 2.5, is greater than Estimated Closing Company Debt;

(iv) upwards by the amount (if any) by which Closing Company Debt, as finally determined pursuant to this Section 2.5, is less than Estimated Closing Company Debt;

(v) downwards by the amount (if any) by which Closing Adjusted Net Working Capital, as finally determined pursuant to this Section 2.5, is less than Estimated Closing Adjusted Net Working Capital;

(vi) upwards by the amount (if any) by which Closing Adjusted Net Working Capital, as finally determined pursuant to this Section 2.5, is greater than Estimated Closing Adjusted Net Working Capital;

(vii) downwards by the amount (if any) by which Company Transaction Expenses, as finally determined pursuant to this Section 2.5, are greater than Estimated Company Transaction Expenses; and

(viii) upwards by the amount (if any) by which Company Transaction Expenses, as finally determined pursuant to this Section 2.5, are less than Estimated Company Transaction Expenses.

(ix) downwards by the amount (if any) by which Company Specified Assets, as finally determined pursuant to this Section 2.5, are less than Estimated Company Specified Assets;

(x) upwards by the amount (if any) by which Company Specified Assets, as finally determined pursuant to this Section 2.5, are more than Estimated Company Specified Assets;

(xi) downwards by the amount (if any) by which Company Specified Liabilities, as finally determined pursuant to this Section 2.5, are greater than Estimated Company Specified Liabilities;

(xii) upwards by the amount (if any) by which Company Specified Liabilities, as finally determined pursuant to this Section 2.5, are less than Estimated Company Specified Liabilities;

(xiii) downwards by the amount (if any) by which Kansas Star Phase 1A and 1B Unpaid Costs, as finally determined pursuant to this Section 2.5, are greater than Estimated Kansas Star Phase 1A and 1B Unpaid Costs;

(xiv) upwards by the amount (if any) by which Kansas Star Phase 1A and 1B Unpaid Costs, as finally determined pursuant to this Section 2.5, are less than Estimated Kansas Star Phase 1A and 1B Unpaid Costs;

(xv) downwards by the amount (if any) by which Kansas Star Phase 2 Unpaid Costs, as finally determined pursuant to this Section 2.5, are greater than Estimated Kansas Star Phase 2 Unpaid Costs;

(xvi) upwards by the amount (if any) by which Kansas Star Phase 2 Unpaid Costs, as finally determined pursuant to this Section 2.5, are less than Estimated Kansas Star Phase 2 Unpaid Costs;

(xvii) downwards by the amount (if any) by which the Required Improvement Remaining Balance, as finally determined pursuant to this Section 2.5, is greater than the Estimated Required Improvement Remaining Balance used as part of the Estimated Base Merger Consideration; and

(xviii) upwards by the amount (if any) by which the Required Improvement Remaining Balance, as finally determined pursuant to this Section 2.5, is less than the Estimated Required Improvement Remaining Balance used as part of the Estimated Base Merger Consideration.

The Estimated Base Merger Consideration, as adjusted pursuant to this Section 2.5, is referred to herein as the “Adjusted Base Merger Consideration.”

(f) If the Adjusted Base Merger Consideration is less than the Estimated Base Merger Consideration, then Parent shall have the right to reduce the Principal Amount of the HoldCo Note by an amount (which shall be deemed a Loss and which shall not be subject to the Threshold Amount, including not counting towards the Threshold Amount) equal to the difference between the Estimated Base Merger Consideration and the Adjusted Base Merger Consideration (such difference, the “Parent True-Up Amount”) or, at the option of Parent, offset an amount equal to the Parent True-Up Amount against the amount of the Contingent Merger Consideration (if any).

(g) If the Adjusted Base Merger Consideration is greater than the Estimated Base Merger Consideration, then the Principal Amount of the HoldCo Note shall be increased by an amount equal to the difference between the Adjusted Base Merger Consideration and the Estimated Base Merger Consideration (such difference, the “Member True-Up Amount”).

2.6 Contingent Merger Consideration.

(a) Parent and HoldCo agree to operate KSC, and to cause KSC to conduct its business and operations, during the Measurement Period in a manner consistent in all material respects with the past practices of KSC during 2013 and 2014.

(b) During the Measurement Period, HoldCo and the Surviving Company shall, and shall cause KSC to, prepare and deliver to the Member a statement setting forth HoldCo’s calculation of the Kansas Star Actual EBITDA, with calculations, documentation and data supporting in reasonable detail Parent’s calculations set forth therein as follows:

(i) for each quarterly accounting period (other than the last quarterly accounting period) during the Measurement Period within thirty (30) days after the end of each such quarterly accounting period; and

(ii) for the Measurement Period within sixty (60) days after the last day of the Measurement Period (the “Measurement Period Kansas Star Actual EBITDA Statement”) certified by HoldCo’s independent auditor.

(c) During the thirty (30) day period following delivery of the Measurement Period Kansas Star Actual EBITDA Statement to the Member, HoldCo shall provide, and cause the Surviving Company and KSC to provide, the Member and its Representatives with reasonable access during normal business hours, upon reasonable advance notice, to the internal unaudited working papers of HoldCo (the “HoldCo Working Papers”), to the extent used in determining the matters set forth in the Measurement Period Kansas Star Actual EBITDA Statement, and HoldCo shall cooperate, and cause the Surviving Company and KSC to cooperate, with the Member and its Representatives to provide them with such other financial information regarding KSC (the “KSC Additional Information”) used in preparing the

Measurement Period Kansas Star Actual EBITDA Statement as is reasonably requested by the Member and its Representatives, including access during normal business hours to a Representative of Parent (as determined by Parent in its sole discretion). In addition, solely for the purpose of evaluating the Measurement Period Kansas Star Actual EBITDA Statement, during the thirty (30) day period following delivery of the Measurement Period Kansas Star Actual EBITDA Statement to the Member, HoldCo shall provide the Member and its Representatives with the HoldCo Working Papers and the KSC Additional Information, to the extent such information is reasonably requested by the Member, relating to any periods after the Closing Date. The Measurement Period Kansas Star Actual EBITDA Statement shall become final and binding on the thirtieth (30) day following delivery thereof unless, prior to the end of such period, the Member delivers to HoldCo written notice of its disagreement (a “Measurement Period Kansas Star Actual EBITDA Notice of Disagreement”) specifying, in reasonable detail, the nature and amount of any disagreement with any item or amount in the Measurement Period Kansas Star Actual EBITDA Statement (each, a “Measurement Period Kansas Star Actual EBITDA Disputed Item”), including calculations to support its position. The Member and HoldCo shall be deemed to have agreed with all items and amounts in the Measurement Period Kansas Star Actual EBITDA Statement not specifically addressed in the Measurement Period Kansas Star Actual EBITDA Notice of Disagreement, and such items and amounts shall not be subject to review under Section 2.6(d) or Section 2.6(e).

(d) During the ten (10) Business Day period following delivery of a Measurement Period Kansas Star Actual EBITDA Notice of Disagreement by the Member to HoldCo, HoldCo and the Member shall seek in good faith to resolve any Measurement Period Kansas Star Actual EBITDA Disputed Items. During such ten (10) Business Day period, the Member and HoldCo shall provide the other and their respective Representatives with reasonable access during normal business hours, upon reasonable advance notice, to the working papers of HoldCo and the Member and their respective Representatives to the extent used in determining or relating to the matters set forth in the Measurement Period Kansas Star Actual EBITDA Statement and such Measurement Period Kansas Star Actual EBITDA Notice of Disagreement. Any Measurement Period Kansas Star Actual EBITDA Disputed Item resolved and set forth in a written agreement between the Member and HoldCo within such ten (10) Business Day period shall be final and binding on the Parties and the Member with respect to such Measurement Period Kansas Star Actual EBITDA Disputed Item for all purposes hereunder.

(e) If the Member and HoldCo have not resolved all Measurement Period Kansas Star Actual EBITDA Disputed Items by the end of such ten (10) Business Day period, the Member and HoldCo (w) shall submit, in writing, to the Independent Accounting Firm, their respective briefs detailing their respective views as to the correct nature and amount of each remaining Measurement Period Kansas Star Actual EBITDA Disputed Item and the amount of the relevant Measurement Period Kansas Star Actual EBITDA and any supporting evidence and statements which it deems necessary to verify and support such views, (x) shall instruct the Independent Accounting Firm to make its determination with respect to such remaining Measurement Period Kansas Star Actual EBITDA Disputed Items in accordance with the Sample Kansas EBITDA Calculation, (y) shall instruct the Independent Accounting Firm to, and use their respective commercially reasonable efforts to cause the Independent Accounting Firm to, render a written decision resolving such remaining Measurement Period Kansas Star Actual EBITDA Disputed Items within twenty (20) Business Days following such submission, and

(z) shall, and shall cause their respective Affiliates to, provide reasonable cooperation to the Independent Accounting Firm in connection with the resolution of such remaining Measurement Period Kansas Star Actual EBITDA Disputed Items. The Independent Accounting Firm shall (i) act in its capacity as an expert and not as an arbitrator, (ii) consider only such remaining Measurement Period Kansas Star Actual EBITDA Disputed Items, (iii) be authorized to resolve such remaining Measurement Period Kansas Star Actual EBITDA Disputed Items within the range of the difference between HoldCo’s position with respect thereto and the Member’s position with respect thereto (meaning, for example, that its final determination of any disputed amount will be within (and not outside of) the upper and lower bounds set forth by HoldCo and the Member for such amount), and (iv) shall issue a written report (the “EBITDA Report”) setting forth in reasonable detail (A) its determination as to each Measurement Period Kansas Star Actual EBITDA Disputed Item and (B) its calculation of the Measurement Period Kansas Star Actual EBITDA based on its determination of such Measurement Period Kansas Star Actual EBITDA Disputed Items, which EBITDA Report shall be accompanied by a certificate from the Independent Accounting Firm that it reached such determination in accordance with the provisions of this Section 2.6(e). The EBITDA Report shall be final and binding, absent manifest error in the computation included in such EBITDA Report, on HoldCo and the Member for all purposes hereunder, and HoldCo and the Member acknowledge and agree that judgment may be entered upon the EBITDA Report in any competent court. Notwithstanding anything to the contrary in this Agreement, the expenses relating to the engagement of the Independent Accounting Firm contemplated by this Section 2.6(e) shall be paid by either HoldCo or the Member, as the case may be, whose proposed calculation of all amounts in dispute (on a net basis), as set forth in their respective briefs submitted to the Independent Accounting Firm, was further from the final amounts (on a net basis) as set forth in the EBITDA Report; provided, however, that in the event the Member is responsible for the Independent Accounting Firm expenses, HoldCo shall pay such Independent Accounting Firm expenses and shall have the right to reduce the Principal Amount of the HoldCo Note by such amount or, at the option of Parent, offset an equal amount (which shall be deemed a Loss, which shall not be subject to the Threshold Amount, including not counting towards the Threshold Amount), without interest, against the amount of the Contingent Merger Consideration (if any). Each Party shall bear its own costs (and those of its Representatives) incurred in connection with their preparation or review of the Measurement Period Kansas Star Actual EBITDA Statement and preparation or review of any Measurement Period EBITDA Notice of Disagreement, as applicable.

(f) If the Measurement Period Kansas Star Actual EBITDA exceeds One Hundred and Five Million Dollars ($105,000,000) (the “Target EBITDA Amount”), then, at the option of Parent, either (i) HoldCo shall deliver to the Member, within five (5) Business Days of the Measurement Period Kansas Star Actual EBITDA being agreed by the parties or HoldCo’s receipt of the EBITDA Report setting forth the Independent Accountant Firm’s determination of the Measurement Period Kansas Star Actual EBITDA or other final determination of the Measurement Period Kansas Star Actual EBITDA pursuant to Section 2.6(c) or Section 2.6(d), an amount (the “Contingent Merger Consideration”) in cash equal to the sum of the amount of such excess multiplied by the EBITDA Multiplier, subject to any offset pursuant to Section 2.6(e) or Section 7.2, or (ii) the Principal Amount of the HoldCo Note shall be increased by the amount of such net Contingent Merger Consideration. If the Measurement Period Kansas Star Actual EBITDA equals or is less than the Target EBITDA Amount, no Contingent Merger Consideration shall be due or owing.

(g) If the determination of the Contingent Merger Consideration and the payment thereof (if any) has not been completed pursuant to this Section 2.6 and the HoldCo Note is repaid or is otherwise no longer in effect, HoldCo shall continue to be bound by all of the restrictive covenants set forth in the HoldCo Note (other than the covenant set forth in section 5.05 of the HoldCo Note (regarding restricted payments)) until the resolution of the matters set forth in Section 2.6(f) unless Parent or the Company assumes, or provides a guarantee of (in form and substance reasonably satisfactory to PGP), all of HoldCo’s obligations under this Section 2.6.

(h) The provisions of this Section 2.6 shall constitute the exclusive and sole means for resolving those disputes, disagreements, controversies or claims between HoldCo and the Member with respect to the calculation of any Contingent Merger Consideration. The Member acknowledges and agrees that following the completion of the Merger, neither Parent nor HoldCo shall have any obligation to operate its respective business (including the businesses of the Surviving Company and the Company Subsidiaries) to achieve or maximize the Contingent Merger Consideration.

(i) Any Kansas Star Sale consummated at any time prior to the end of the Measurement Period with a third party purchaser shall, as a condition thereto, require (in a written agreement in form and substance reasonably acceptable to the Member) that the each of the third party purchaser and KSC assumes all of HoldCo’s remaining obligations with respect to the Contingent Merger Consideration; provided, however, that unless the Member shall have consented to such third party purchaser (such consent not to be unreasonably withheld, conditioned or delayed) or agreed that KSC has sufficient assets to secure the payment of the expected Contingent Merger Consideration (such agreement not to be unreasonably withheld, conditioned or delayed), such assumption shall not release HoldCo from, or affect or limit in any respect, HoldCo’s obligations with respect to such obligations; provided further, however, that in the event that the Member consents to such third party purchaser or agrees KSC has sufficient assets to secure the payment of the expected Contingent Merger Consideration, then HoldCo shall be fully and unconditionally released from, and shall have no further obligations in respect of, such assumed obligations.

(j) Notwithstanding anything to the contrary contained in this Agreement, if a Force Majeure Event occurs during the Measurement Period, the period of time during which the Force Majeure Event occurs and continues to have the effect specified in the definition thereof (“Force Majeure Event Duration”) shall be excluded from the Measurement Period, and the Measurement Period shall be extended (the “Measurement Period Extension”) by the period of time of such Force Majeure Event Duration.

(k) From and after the Closing Date until the end of the Measurement Period, subject to the execution of a mutually agreeable confidentiality agreement among HoldCo, KSC and the Member, HoldCo shall, and shall cause KSC to, deliver to the Member true and complete copies of (i) any monthly revenue statement that KSC and its Affiliates file with the Kansas Racing and Gaming Commission or any other Gaming Authority in Kansas pursuant to K.A.R. 112-104-5(a)(1)-(4), in each case, as promptly as practicable (but in no event later than seven (7) Business Days) after the filing or delivery of such monthly revenue statement to the Kansas Racing and Gaming Commission or such other Gaming Authority and (ii) quarterly financial statements materially consistent with what Parent prepares for its gaming properties (the form of which is attached hereto as Exhibit F) within forty-five (45) days following each quarter.

2.7 Management Services Termination Amount.

(a) Promptly after the Effective Time, Parent shall pay, in consideration of the termination of the PGP Advisors Management Services Agreement pursuant to the PGP Advisors Management Services Termination Agreement, by wire transfer of immediately available funds to an account designated (not less than two (2) Business Days in advance) in writing by PGP Advisors, LLC, an amount equal to the PGP Advisors Management Services Termination Amount.

(b) Promptly after the Effective Time, Parent shall pay, in consideration of the termination of the Luzich Management Services Agreement pursuant to the Luzich Management Services Termination Agreement, by wire transfer of immediately available funds to an account designated (not less than two (2) Business Days in advance) in writing by Michael Luzich, an amount equal to the Luzich Management Services Termination Amount.

2.8 Tax Consequences. Notwithstanding the agreed upon Merger Tax Treatment, no Party makes any representation or warranty to any other Party regarding the Tax treatment of the Merger, or any of the Tax consequences to Parent, the Company, Merger Sub, the Surviving Company or the Member of this Agreement or any of the other transactions or agreements contemplated hereby. The Member and Parent acknowledge that each is relying solely on its own Tax advisors in connection with this Agreement, the Merger and the other transactions and agreements contemplated hereby.

2.9 Merger Tax Treatment.

(a) The Member and Parent agree that the Merger and the transfer of all of the membership and other equity interests in OED Acquisition, LLC shall be treated (the “Merger Tax Treatment”) for federal and applicable state and local income or franchise Tax purposes as an acquisition of all of the assets that the Member is treated as owning for such Tax purposes except for those assets that the Member holds directly rather than through the Company and the Company Subsidiaries and OED Acquisition, LLC (the “Purchased Assets”). For purposes of applying this Section 2.9(a), Parent and the Member acknowledge that a portion of the Contingent Merger Consideration will be treated as “imputed interest” under Section 483 of the Code.

(b) As soon as possible after the Closing Date, Parent and the Member shall cooperate to reach a proposed allocation of the Merger Consideration and Closing Company Debt (to the extent Closing Company Debt is properly treated as a liability required to be allocated among the Purchased Assets under Section 1060 of the Code) among the Purchased Assets (the “Proposed Allocation”). The Proposed Allocation shall be made in a manner consistent with the principles of Section 1060 of the Code. Following the Closing Date, Parent and the Member shall endeavor in good faith to reach final agreement upon an allocation (the “Final Allocation”). If Parent and the Member are unable to reach agreement on a Final Allocation within ninety (90) days following the Closing Date, then Parent and the Member shall submit all such disputed items for resolution to the Independent Accounting Firm, whose decision shall be final and binding upon Parent and the Member and whose fees and expenses shall be borne equally by Parent and the Member. The Independent Accounting Firm shall use its best efforts to reach a determination as promptly as possible and in no event later than thirty (30) days after submission of the matter to the Independent Accounting Firm. Parent and the Member agree to be bound by any such Final Allocation. Neither Parent, HoldCo, the Surviving Company, nor the Member shall take a position on any Tax Return (including IRS Form 8594), before any Tax Authority or in any judicial proceeding that is in any manner inconsistent with the Final Allocation without the written consent of the other Parties or unless specifically required pursuant to a determination by an applicable Tax Authority. The Member and Parent shall (i) cooperate with each other in connection with the preparation, execution and filing of all Tax Returns related to such Final Allocation, and (ii) promptly advise each other regarding the existence of any Tax audit, controversy or Proceeding related to any such Final Allocation. Parent and the Member agree to adjust the Final Allocation as appropriate to reflect distributions of Contingent Merger Consideration in accordance with Section 2.6 or any adjustments to the Principal Amount of the HoldCo Note pursuant to this Agreement.

(c) Each Party shall report the Management Services Termination Amount for federal, state and local income and other Tax purposes as such Party determines is appropriate under applicable Law.

2.10 Further Assurances. At and after the Effective Time, Parent and its officers and the officers of the Surviving Company are hereby authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, assignments or assurances that are reasonably necessary or desirable to vest, perfect, confirm or continue in the Surviving Company, Merger Sub or Parent title to any property or any right of the Company as provided herein, and to do all other things necessary or desirable to vest, perfect, confirm or continue title to such property or rights in the Surviving Company, Merger Sub, or Parent and otherwise to carry out the purposes of this Agreement in connection with the Merger.

2.11 Withholding Rights; Deductions from Consideration. Parent, HoldCo, Merger Sub and the Surviving Company acknowledge that, under applicable Law as of the date hereof, if a properly completed statement required by Section 2.13 is delivered to Parent at Closing in the form contained in Exhibit C attached hereto, Parent, HoldCo, Merger Sub and Surviving Company will not withhold or deduct any Tax under Section 1445 of the Code in connection with or as a result of any payment to be made pursuant to this Agreement. Notwithstanding the foregoing, Parent, HoldCo, Merger Sub and the Surviving Company shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom under any provision of U.S. federal, state, local or foreign Tax Law (including as a result of receiving a notice pursuant to Treasury Regulation Section 1.1445-4) and to request any necessary Tax forms, including Form W-9 or the appropriate series of Form W-8, as applicable; provided, however, that except with respect to a deduction or withholding Tax that applies as a result of the Member’s failure to deliver to Parent at Closing a properly completed statement as required by Section 2.13 in the form attached hereto as Exhibit C, if Parent determines that any amount is required by Law to be deducted or withheld from a payment to be made pursuant to this Agreement, or that any Tax forms are necessary to establish that no such deduction or withholding is required, Parent shall notify the Member of this determination no fewer than five (5) days prior to the Closing Date or five (5) days prior to such later date any payment is made pursuant to this Agreement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid if such deducted or withheld amounts are paid to the appropriate Tax Authority for the account of such Person.

2.12 No Liability for Compliance with Escheat Laws. Notwithstanding anything in this Agreement to the contrary, none of Parent, the Surviving Company, or the Member shall be liable for any portion of the Merger Consideration properly paid to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Law.

2.13 FIRPTA Certificate. At the Closing, the Member shall deliver a properly executed Certification of Non-Foreign Status issued by the Member, certifying under penalties of perjury that the Member is not a foreign person within the meaning of Treasury Regulation Section 1.1445-2(b)(2), in the form attached hereto as Exhibit C.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the letter addressed to Parent and Merger Sub from the Company and dated as of the date hereof, including all Schedules thereto (which (i) will specifically reference the Sections which each item of disclosure therein qualifies (provided, that any such disclosed item shall also be deemed to qualify all other Sections to which the relevance of such disclosed item is reasonably apparent), and (ii) shall be deemed for all purposes to be part of the representations and warranties made hereunder) which has been delivered by the Company to Parent and Merger Sub concurrently with the Parties’ execution of this Agreement (the “Company Disclosure Schedule”), each of PGP and the Company represents and warrants to Parent and Merger Sub as of the date hereof as follows:

3.1 Organization.

(a) Each of PGP and the Company is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of PGP and the Company has the full corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of PGP and the Company is duly qualified or licensed to do business and is in good standing as a foreign corporation in each jurisdiction listed on Schedule 3.1(a) of the Company Disclosure Schedule and in each jurisdiction in which the conduct of its business or the ownership, leasing, holding or use of its properties makes such qualification necessary, except for such jurisdictions where the failure to be so qualified or licensed or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)(i) The Company has made available to Parent true, complete and correct copies of the Company Certificate of Formation and the Company LLC Agreement, each as amended to date and in full force and effect on the date hereof. The Company is not in violation of the Company Certificate of Formation or the Company LLC Agreement. (ii) All amendments of the Company LLC Agreement have complied with the terms of the Company LLC Agreement and the DLLCA, in each case in effect as of the time of such amendment. (iii) PGP has made available to Parent true, complete and correct copies of the PGP Certificate of Formation and the PGP LLC Agreement, each as amended to date and in full force and effect on the date hereof. PGP is not in violation of the PGP Certificate of Formation or the PGP LLC Agreement. (iv) All amendments of the PGP LLC Agreement have complied with the terms of the PGP LLC Agreement, any profit interests agreements by and between PGP and its members, and the DLLCA, in each case in effect as of the time of such amendment.

(c) Schedule 3.1(c) of the Company Disclosure Schedule lists every state or foreign jurisdiction in which the Company has facilities, maintains an office, owns any material tangible assets or has an Employee. Schedule 3.1(c) of the Company Disclosure Schedule sets forth any trade names or other names under which PGP or the Company is doing or has done business in the last five (5) years.

3.2 Company Subsidiaries.

(a) Schedule 3.2(a) of the Company Disclosure Schedule lists all of the direct and indirect Subsidiaries of PGP and the Company (collectively, the “Company Subsidiaries” and each individually, a “Company Subsidiary”) and for each Company Subsidiary, (i) its state of organization, (ii) the type of entity it is, and (iii) the outstanding number and type of its membership interests, shares of capital stock, or other equity interests. Each Company Subsidiary is a limited liability company or corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. Each Company Subsidiary has the full corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Company Subsidiary is duly qualified or licensed to do business and is in good standing as a foreign corporation in each jurisdiction listed on Schedule 3.2(a) of the Company Disclosure Schedule and in each jurisdiction in which the conduct of its business or the ownership, leasing, holding or use of its properties makes such qualification necessary, except for such jurisdictions where the failure to be so qualified or licensed or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) PGP has made available to Parent true, complete and correct copies of the organizational and governing documents of each Company Subsidiary, each as amended to date and in full force and effect on the date hereof. No Company Subsidiary is in violation of its organizational or governing documents.

(c) Schedule 3.2(c) of the Company Disclosure Schedule lists every state or foreign jurisdiction in which any Company Subsidiary has facilities, maintains an office, owns any material tangible assets or has an Employee. Schedule 3.2(c) of the Company Disclosure Schedule sets forth any trade names or other names under which any Company Subsidiary is doing or has done business in the last five (5) years.

(d) All of the outstanding membership interests or shares of capital stock of, or other equity interests in, each such Company Subsidiary have been duly authorized, validly issued and are fully paid and non-assessable and are owned free and clear of all Liens.

(e) Neither PGP, the Company nor any of the Company Subsidiaries owns, directly or indirectly, any capital stock of or any other equity interest in, or controlled, directly or indirectly, any other Person (other than those Company Subsidiaries listed on Schedule 3.2(a) of the Company Disclosure Schedule) and neither PGP, the Company nor any of the Company Subsidiaries is a party to, member of or participant in any partnership, joint venture or similar business entity.

3.3 Authority.

(a) Each of PGP and the Company has all requisite corporate power and authority to enter into this Agreement and any other agreements, certificates or documents contemplated thereby or hereby (collectively, the “Related Agreements”) to which it is or will be a party and to consummate the transactions contemplated hereby and thereby, including but not limited to the Merger. The Company Board has unanimously (i) determined that the Merger is advisable and in the best interests of the Company and the Member, (ii) approved this Agreement, the Related Agreements and the transactions contemplated hereby and thereby, including the Merger, and (iii) recommended that the Member adopt and approve this Agreement, the Related Agreements and the transactions contemplated hereby and thereby, and approve the Merger. The Company has made available to Parent true and correct copies of the resolutions adopted by the Company Board approving this Agreement, the Related Agreements and the transactions contemplated hereby and thereby, and approving the Merger (the “Company Board Approval”) and such approval has not been materially altered, rescinded or revoked. No other action by the Company Board is needed or necessary to duly and validly approve and authorize, on behalf of the Company, this Agreement, the Related Agreements and the transactions contemplated hereby and thereby, including the Merger. This Agreement, the Related Agreements and the transactions contemplated hereby and thereby, including the Merger, have been approved by the Member as the sole member of the Company in accordance with the Company LLC Agreement, the Company Certificate of Formation and the DLLCA (such approval, the “Member Approval”), and no other action or vote by the Member, or any equity or other interest holder of the Company, is necessary to approve this Agreement, the Related Agreements and the transactions contemplated hereby and thereby, including the Merger, and to consummate the Merger and the other transactions contemplated by this Agreement and the Related Agreements. A true and correct copy of the Member Approval has been made available to Parent. The Member Approval has been obtained and executed in compliance with, and is valid and effective under, the applicable provisions of the DLLCA, the Company Certificate of Formation, the Company LLC Agreement, the PGP Certificate of Formation and the PGP LLC Agreement.

(b) The manager of PGP (the “PGP Board”) has unanimously (i) determined that the Merger is advisable and in the best interests of PGP and its members, (ii) approved this Agreement, the Related Agreements and the transactions contemplated hereby and thereby, including the Merger, and (iii) recommended that its members adopt and approve this Agreement, the Related Agreements and the transactions contemplated hereby and thereby, and approve the Merger. PGP has made available to Parent true and correct copies of the resolutions adopted by the PGP Board approving this Agreement, the Related Agreements and the transactions contemplated hereby and thereby, and approving the Merger (the “PGP Board Approval”) and such approval has not been materially altered, rescinded or revoked. No other action by the PGP Board is needed or necessary to duly and validly approve and authorize, on behalf of PGP, this Agreement, the Related Agreements and the transactions contemplated hereby and thereby, including the Merger. This Agreement, the Related Agreements and the transactions contemplated hereby and thereby, including the Merger, have been approved by the members of PGP in accordance with the PGP LLC Agreement, the PGP Certificate of Formation and the DLLCA (such approval, the “PGP Members Approval”), and no other action or vote by the members of PGP, or any equity or other interest holder of PGP, is necessary to approve this Agreement, the Related Agreements and the transactions contemplated hereby and thereby, including the Merger, and to consummate the Merger and the other transactions contemplated by this Agreement and the Related Agreements. A true and correct copy of the PGP Member Approval has been made available to Parent. The PGP Member Approval has been obtained and executed in compliance with, and is valid and effective under, the applicable provisions of the DLLCA, the PGP Certificate of Formation, and the PGP LLC Agreement.

(c) This Agreement has been, and each of the Related Agreements to which PGP or the Company is a party will be at the Closing, duly executed and delivered by each of PGP and the Company and, assuming the due authorization, execution and delivery by the other parties hereto and thereto (other than PGP or the Company), this Agreement constitutes, and in the case of the Related Agreements, will at Closing constitute, valid and binding obligations of each of PGP and the Company, enforceable against such entity in accordance with their respective terms, except as such enforceability may be subject to applicable bankruptcy, reorganization, insolvency, moratorium and similar Laws affecting the enforcement of creditors’ rights generally and by rules and general principles of law and equity governing specific performance, injunctive relief and other equitable remedies.

3.4 No Conflict.

(a) The execution and delivery by (i) PGP and the Company of this Agreement and the Related Agreements to which PGP or the Company is a party, and (ii) the consummation of the Merger and the other transactions contemplated hereby and thereby, (A) do not and will not conflict with or violate any provision of the PGP Certificate of Formation, PGP LLC Agreement, the Company Certificate of Formation, the Company LLC Agreement, or the organizational and governing documents of any of the other Company Subsidiaries or any resolution adopted by the PGP Board, the members of PGP, the Member, the Company Board or the Company, regarding the Merger or any of the transactions contemplated by this Agreement and the Related Agreements, (B) do not and will not result in the creation of any Lien upon any of the Company Membership Interests or any of the material properties or assets (tangible or intangible) of PGP, the Company or any of the Company Subsidiaries pursuant to any Material Contract, (C) do not and will not result in any material violation of or material default under (with or without notice or lapse of time, or both) or give rise to a right of termination or cancellation of, any Material Contract and (D) do not and will not materially violate any Law applicable to the Company or any of the Company Subsidiaries or any of its or their material properties or assets (whether tangible or intangible), provided, however, that in the cases of clauses (B), (C) and (D), subject to making and obtaining the notices, consents, waivers, assignments, releases, orders, authorizations, registrations, declarations, filings and approvals set forth on Schedule 3.4(b) of the Company Disclosure Schedule and Schedule 3.5 of the Company Disclosure Schedule, as applicable.

(b) Schedule 3.4(b) of the Company Disclosure Schedule sets forth all notices to, and all necessary consents, waivers, assignments, releases, authorizations and approvals of, parties to any Material Contract as are required thereunder in connection with the Merger, except where the failure to give any such notice to, or receive any such consent, waiver, assignment, release, authorization or approval from any such party would not reasonably be expected to be, individually or in the aggregate, materially adverse to PGP, the Company and the Company Subsidiaries, taken as a whole. To the Company’s knowledge, no “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”), or any anti-takeover provision in the PGP Certificate of Formation, the PGP LLC Agreement, the Company Certificate of Formation or the Company LLC Agreement, is applicable to the Merger or the other transactions contemplated by this Agreement and the Related Agreements.

3.5 Consents. Other than as set forth on Schedule 3.5 of the Company Disclosure Schedule, no consent, waiver, approval, order or authorization of, or registration, declaration or filing with, or notice to any court, administrative agency or commission or other federal, state, county, local or foreign governmental authority, instrumentality, agency, commission or Gaming Authority (each, a “Governmental Entity” and collectively, the “Governmental Entities”) or any third party, is required by, or with respect to, PGP, the Company or any Company Subsidiary, including any of the Company Gaming Properties Holding Companies, in connection with the execution and delivery of this Agreement and the Related Agreements to which PGP or the Company is a party or the consummation of the Merger and the transactions contemplated hereby and thereby, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the applicable requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) the requisite approvals of the applicable Gaming Authorities under the applicable Gaming Laws and (iv) such other filings, authorizations, consents and approvals of third parties that are not Governmental Entities that if not obtained or made would not reasonably be expected to be materially adverse to the Company.

3.6 Governmental Authorization. Schedule 3.6 of the Company Disclosure Schedule lists each material franchise, permit, certificate, approval, order, consent, license, grant or other authorization issued to PGP, the Company or any of the Company Subsidiaries, including to any Company Gaming Properties Holding Companies, or to any current or former employee on behalf of PGP, the Company or any of the Company Subsidiaries or for the express benefit of PGP, the Company or any of the Company Subsidiaries by a Governmental Entity (i) pursuant to which PGP, the Company or any of the Company Subsidiaries, including to any Company Gaming Properties Holding Companies, currently operates or holds any interest in any of its properties, including any of the Company Gaming Properties or (ii) that is required for the operation of its business as currently conducted or as currently proposed to be conducted prior to the Closing or for the holding of any such interest (collectively, the “Company Authorizations”). The Company Authorizations are in full force and effect and constitute all Company Authorizations required to permit PGP, the Company and the Company Subsidiaries to operate or conduct its and their business as currently conducted. Neither PGP, the Company, any of the Company Subsidiaries nor any Employee is in default or violation of any material term of any Company Authorization. To the Company’s knowledge, no suspension or cancellation of any of the Company Authorizations is pending or threatened.

3.7 Capital Structure; Membership Interests.

(a) The capital of the Company consists solely of common interests and there are one hundred (100) such common interests issued and outstanding, all of which are held by the Member (collectively the “Company Membership Interests”). Schedule 3.7(a) of the Company Disclosure Schedule sets forth the name of the Member and the amount of Company Membership Interests owned by the Member. Other than as provided in this Section 3.7(a) there are no other outstanding Company Equity Rights.

(b) All of the issued and outstanding Company Membership Interests (i) have been duly authorized, validly issued, fully paid and are non-assessable, (ii) to the knowledge of the Company, are free of any Liens and are not subject to any pre-emptive rights and have not been issued in violation of any applicable Laws, pre-emptive rights, rights of first refusal or “put” or “call” rights created by statute, the Company Certificate of Formation, the Company LLC Agreement or any Contract to which the Company is a party or by which the Company is bound, and (iii) have been offered, sold and delivered by the Company in compliance with all applicable Laws, including federal and state securities Laws. The Company is not under any contractual obligation to register under the Securities Act any Company Membership Interests, Company Equity Rights or any other securities of the Company.

(c) The Company has not since the date of its organization repurchased, redeemed or otherwise reacquired (or agreed, committed or offered (in writing or otherwise) to repurchase, redeem or otherwise reacquire) any of the Company Membership Interests or Company Equity Rights.

(d) (i) There are no Company Membership Interests or Company Equity Rights reserved for issuance. (ii) There are no outstanding subscriptions, options, warrants, rights or other agreements or commitments to issue, grant, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Company Membership Interests to any Person.

(e) There are no (i) voting trusts, proxies, or other Contracts with respect to the Company Membership Interests to which the Member or the Company is a party or by which the Member or the Company is bound, or (ii) Contracts to which the Member or the Company is a party or by which the Company is bound, relating to the registration, sale or transfer (including agreements relating to rights of first refusal, “co-sale” rights or “drag-along” rights) of any Company Membership Interests or Company Equity Rights.

(f) At the Effective Time, Parent will own, indirectly through HoldCo, all of the issued and outstanding membership interests of the Surviving Company, (i) each of the Company Gaming Properties Holding Companies and (ii) all other Company Subsidiaries, free and clear of any and all Liens, other than Liens created by Parent or its Affiliates (provided that for this purpose the Company or any of the Company Subsidiaries shall not be deemed an Affiliate of the Parent).

3.8 Company SEC Documents; Financial Statements; and Internal Controls.

(a) The Company has filed all forms, reports and other documents required to be filed by it with the SEC since January 1, 2009 (such documents filed since January 1, 2009, and those filed by the Company with the SEC subsequent to the date of this Agreement, if any, including any amendments thereof, the “Company SEC Reports”). Each Company SEC Report (x) complied, or if filed subsequent to the date of the Agreement will comply, as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the Sarbanes-Oxley Act of 2002 (“SOX”) and the applicable rules and regulations promulgated thereunder, and (y) did not, at the time it was filed (or, if amended prior to the date hereof, as of the date of such amendment), contain, or if filed after the date hereof at the time of filing will not contain, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Company Subsidiary is required to file any form, report or other document with the SEC.

(b) Each of the consolidated financial statements contained in the Company SEC Reports (the “Company Financial Statements”) (i) have been, or will be, as the case may be, prepared from and in accordance with and accurately reflect the books and records of the Company and the consolidated Company Subsidiaries in all material respects, (ii) complied, or will comply, as the case may be, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (iii) was, or will be, as the case may be, prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and (iv) fairly presents, or will fairly present, as the case may be, in all material respects the consolidated financial position, results of operations and cash flows of the Company and the consolidated Company Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim statements, to normal and recurring year-end adjustments).

(c) Each of the principal executive officer of the Company and the principal financial officer of the Company (and each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of SOX and the rules and regulations of the SEC promulgated thereunder with respect to the Company SEC Reports, and the statements contained in such certifications are true and correct. For purposes of this Section 3.8(c), “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX. Neither the Company nor any of the Company Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX. The Company is in compliance in all material respects with SOX.

(d) Neither PGP, the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any contract or arrangement relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the primary purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the other Company Subsidiaries in the Company’s or such other Company Subsidiary’s published financial statements or other of the Company SEC Reports.

(e) The Company maintains a system of internal controls over financial reporting and accounting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes, including to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets that could have a material effect on the Company’s financial statements is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(f) The Company has in place “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that ensure that material information that is required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and made known to its principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure.

(g) the Company’s management has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting in compliance with the requirements of Section 404 of SOX for the year ended December 31, 2011, and such assessment concluded that such controls were effective. the Company has disclosed to the Company’s outside auditors and the audit committee of the Company (and made copies of such disclosures available to Parent) (i) all known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely, in the opinion of the chief financial officer of the Company, to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data, (ii) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting of which the Company has knowledge, and (iii) any known claim or allegation of any of the foregoing. Since January 1, 2009, the Company has not received from its independent auditors any oral or written notification of a (x) “significant deficiency” or (y) “material weakness” in the Company’s internal controls. For purposes of this Agreement, the terms “reportable condition” and “material weakness” shall have the meanings assigned to them in the Statements of Auditing Standards 60, as in effect on the date hereof.

(h) PGP has made available to Parent copies of all comment letters received by the Company from the SEC since January 1, 2009, relating to the Company SEC Reports and all responses of the Company thereto. There are no outstanding unresolved issues with respect to PGP, the Company or the Company SEC Reports noted in comment letters or other correspondence received by PGP, the Company or their respective attorneys from the SEC, and there are no pending (i) formal or, to the knowledge of the Company, informal investigations of the Company by the SEC or (ii) to the knowledge of the Company, inspection of an audit of the Company’s financial statements by the Public Company Accounting Oversight Board. To the knowledge of the Company, since January 1, 2009 there has been no material complaint, allegation, assertion or claim that the Company or any other Company Subsidiary has engaged in improper or illegal accounting or auditing practices or maintains improper or inadequate internal accounting controls. Since January 1, 2009, no current or former attorney representing PGP, the Company or any of the Company Subsidiaries has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by PGP, the Company or any of their respective officers, directors, employees or agents or to any director or executive officer of PGP or the Company.

(i) To the Company’s knowledge, no employee of PGP, the Company or any of the Company Subsidiaries has provided or is providing information to any law enforcement agency regarding the possible commission of any crime or the violation or possible violation of any applicable legal requirements of the type described in Section 806 of SOX. Neither PGP, the Company nor any of the Company Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, contractor, subcontractor or agent of PGP, the Company or any such Company Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of PGP, the Company or any of the Company Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of SOX.

(j) To the Company’s knowledge, since January 1, 2009, no Employee has provided information to any Governmental Entity regarding the commission of any crime by PGP, the Company or any of the Company Subsidiaries or the violation by PGP, the Company or any of the Company Subsidiaries of any Law or Order applicable to PGP, the Company or any of the Company Subsidiaries.

3.9 Liabilities.

(a) Neither the Company nor any Company Subsidiary has any Liability except for those (i) set forth on Schedule 3.9(a) of the Company Disclosure Schedule, (ii) reflected on the 2011 Balance Sheet, (iii) that have arisen in the ordinary course of the Company’s or such Company Subsidiary’s business, in each case, consistent with past practices, (iv) that are less than $1,000,000 in the aggregate, or (v) “off-balance sheet arrangements” (as such term is defined in Item 303(a)(4) of Regulation S-K promulgated under the Exchange Act) the purposes or effect of which is to reduce or otherwise avoid or adjust the recording of debt expenses incurred by the Company.

(b) Schedule 3.9(b) of the Company Disclosure Schedule sets forth an accurate and complete breakdown of (i) the outstanding accounts payable and accrued expenses of the Company as of December 31, 2011; and (ii) any customer deposits or other deposits held by the Company as of December 31, 2011.

(c) All outstanding accounts payable of each of the Company and the Company Subsidiaries represent valid obligations arising from bona fide purchases of assets or services, which assets or services have been delivered to the Company and the Company Subsidiaries to the extent such delivery is required by the Contract governing the provision of such assets or services. Since December 31, 2011, each of the Company and the Company Subsidiaries has paid all of its accounts in the ordinary course of business consistent with past practices and has not delayed or renegotiated payment of, or refused to pay, any of its accounts payable, except consistent with its past practices.

(d) Neither PGP, the Company nor any of the Company Subsidiaries has at any time, (i) made a general assignment for the benefit of creditors, (ii) filed, or had filed against it, any bankruptcy petition or similar filing, (iii) suffered the attachment or other judicial seizure of all or a substantial portion of its assets, (iv) admitted in writing its inability to pay its debts as they become due, or (v) been convicted of, or pleaded guilty or no contest to, any felony.

3.10 Absence of Certain Changes. Except as set forth on Schedule 3.10 of the Company Disclosure Schedule, during the period beginning on December 31, 2011 and ending on the date hereof, there has not been, occurred or arisen any:

(a) transaction by PGP, the Company or any Company Subsidiary, except (i) in the ordinary course of business consistent with past practices or (ii) in connection with the construction and development of the Kansas Star Casino, Hotel and Event Center, the written details of which have been delivered or made available to Parent as of the date of this Agreement;

(b) amendments or changes to the Company Certificate of Formation or Company LLC Agreement or any of the formation or governance documents of any Company Subsidiary other than such changes or amendments necessary to permit or facilitate the transactions contemplated by this Agreement and the Related Agreements;

(c) capital expenditure or capital commitment by PGP, the Company or any Company Subsidiary in any amount in excess of $250,000 in the aggregate, except for such capital expenditures or capital commitments made, individually and in the aggregate, in accordance with, and in amounts not exceeding those set forth in, the 2012 Company Capital Expenditure Budget, a copy of which has been delivered or made available to Parent as of the date of this Agreement;

(d) payment, discharge or satisfaction, in any amount in excess of $100,000 in the aggregate, of any Liability, other than payments, discharges or satisfactions of Liabilities (i) in the ordinary course of business consistent with past practices or (ii) in connection with the construction and development of the Kansas Star Casino, Hotel and Event Center, copies of which have been delivered or made available to Parent;

(e) destruction of, damage to or loss of any material assets of PGP, the Company or any Company Subsidiary (whether or not covered by insurance);

(f) unscheduled work stoppage or slowdown, lockout, strike or other material labor dispute or labor strike;

(g) change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by the Company or any Company Subsidiary, except as required by applicable Law or by GAAP;

(h) revaluation by PGP, the Company or any Company Subsidiary of any of its or their respective assets, including the writing down of the value of inventory or writing off of notes or accounts receivable, other than in the ordinary course of business consistent with past practices;

(i) (i) declaration, setting aside or payment of any distribution (whether in cash, stock or property) with respect to any Company Membership Interest, or any direct or indirect redemption, purchase or other acquisition by PGP or the Company of any Company Membership Interest, (ii) any split, combination or reclassification of any Company Membership Interest, or (iii) any issuance or authorization of the issuance of any other equity interest securities in respect of, in lieu of or in substitution for, any Company Membership Interest;

(j) other than in the ordinary course of business consistent with past practices or as set forth in a schedule provided to Parent prior to the date hereof, (i) any increase in the salary or other compensation payable or to become payable by PGP, the Company or any Company Subsidiary to any of their Employees, consultants, independent contractors, or advisors, including by modifying any existing compensation or equity arrangements with such individuals or (ii) the declaration, payment or commitment or obligation for the payment by PGP, the Company or any Company Subsidiary of a bonus or other additional salary or other compensation to any such Person exceeding $100,000 in the aggregate;

(k) except in the ordinary course of business consistent with past practices, employee terminations and/or layoffs, and each of PGP, the Company and the Company Subsidiaries has in all material respects preserved intact and kept available the services of its employees in accordance with past practice, it being understood that termination of employees with poor performance ratings or for cause shall not constitute a violation of this clause (k);

(l) (i) grant of any severance or termination pay or bonus to any Employee, except payments (A) set forth in a schedule provided to Parent prior to the date hereof or (B) made pursuant to written Contracts outstanding on the date hereof and as disclosed in Schedule 3.16(a)(xv) of the Company Disclosure Schedule, (ii) adoption or amendment of any employee benefit plan or severance plan, or (iii) entering into any employment contract, extension of any employment offer, payment or agreement to pay any bonus or special remuneration to any Employee;

(m) other than in connection with the construction and development of the Kansas Star Casino, Hotel and Event Center or as set forth on Schedule 3.10(m) of the Company Disclosure Schedule, any termination, extension, amendment or modification of the terms of any Material Contract or any waiver, release or assignment of any material rights or claims thereunder;

(n) sale, lease, license or other disposition of any of the material assets or properties of PGP, the Company or any Company Subsidiary, other than Intellectual Property (which is addressed in Section 3.10(r)), or creation of any Lien on such material assets or properties, other than (i) in the ordinary course of business consistent with past practices, (ii) as set forth on Schedule 3.10(n) of the Company Disclosure Schedule, (iii) in connection with the construction or development of the Kansas Star Hotel, Casino and Event Center, or (iv) any sale or other disposition of all or any portion of the City Bonds;

(o) loan by PGP, the Company or any Company Subsidiary to any Person, incurrence by PGP, the Company or any Company Subsidiary of any indebtedness for money borrowed, guarantee by PGP, the Company or any Company Subsidiary of any indebtedness for money borrowed, issuance or sale of any debt securities of PGP, the Company or any Company Subsidiary or purchase of or guaranteeing of any debt securities of others, other than (i) as set forth on Schedule 3.10(o) of the Company Disclosure Schedule or (ii) Indebtedness existing on the date of this Agreement;

(p) waiver or release of any material right or claim of PGP, the Company or any Company Subsidiary, including any write-off or other compromise of any account receivable of PGP, the Company or any Company Subsidiary, other than any write-off or other compromise of any account receivable in the ordinary course of business consistent with past practices;

(q) commencement, or notice or threat in writing of commencement, of any lawsuit or proceeding against or investigation of PGP, the Company or any Company Subsidiary or its business, or commencement or settlement of any litigation or proceeding by PGP, the Company or any Company Subsidiary, except as set forth in Schedule 3.19 of the Company Disclosure Schedule;

(r) other than in the ordinary course of business and consistent with past practices, (i) transfer or sale by PGP, the Company or any Company Subsidiary of any rights to the Company Intellectual Property or the entering into of any license agreement, distribution agreement, reseller agreement, security agreement, assignment or other conveyance or option for the foregoing, with respect to the Company Intellectual Property with any Person, (ii) the purchase or other acquisition of any Intellectual Property or the entering into of any license agreement, distribution agreement, reseller agreement, security agreement, assignment or other conveyance or option for the foregoing, with respect to the Intellectual Property of any Person, (iii) change in pricing or royalties set or charged by PGP, the Company or any Company Subsidiary to its customers or licensees or in pricing or royalties set or charged by Persons who have licensed Intellectual Property to PGP, the Company or any Company Subsidiary or (iv) entering into, or amendment of, any agreement with respect to the development of any Company Intellectual Property with a third party, in the case of each of clauses (i)-(iv), solely that is material to PGP, the Company or any Company Subsidiary;

(s) issuance, grant, delivery or sale (or authorization of the same) by the Company of any Company Membership Interest or any other Company Equity Right other than such changes or amendments necessary to permit or facilitate the transactions contemplated by this Agreement and the Related Agreements;

(t) a Company Material Adverse Effect; or

(u) entry into any Contract by PGP, the Company or any Company Subsidiary to do any of the things described in the preceding clauses (a) through (t).

3.11 Accounts Receivable. All of the accounts receivable of the Company and the Company Subsidiaries reflected on the 2011 Balance Sheet represent bona fide transactions that arose in the ordinary course of business and are carried at values determined in accordance with GAAP consistently applied. The allowance for collection losses on the 2011 Balance Sheet was established in the ordinary course of business consistent with past practices and in accordance with GAAP. No Person has any Lien on any accounts receivable of the Company or any of the Company Subsidiaries reflected on the 2011 Balance Sheet, and no request or agreement for deduction or discount has been made with respect to any such accounts receivable of the Company or any of the Company Subsidiaries.

3.12 PGP. As of the date of this Agreement, PGP does not own or hold any assets, have any Employees, or is a party to any Contract that is used in or necessary for the conduct of the business of the Company and the Company Subsidiaries as currently conducted.

3.13 Owned Real Property; Leased Real Property.

(a) Owned Real Property. Schedule 3.13(a) of the Company Disclosure Schedule contains a complete list and description of all Owned Real Property, and describes the record owner thereof as of the date hereof. The Company has made available to Parent true and complete copies of the most recent title insurance policies and surveys for the Owned Real Property in the possession of the Company or any Company Subsidiary. Except (x) as set forth on such policies and surveys, (y) as set forth on Schedule 3.13(a) of the Company Disclosure Schedule or (z) as would not reasonably be expected to be material to the Company or any of the Company Subsidiaries:

(i) The Company (or a Company Subsidiary, as applicable) has good, valid and marketable title to the Owned Real Property, free and clear of any Liens.

(ii) None of the Company or any Company Subsidiary has leased or licensed any portion of the Owned Real Property.

(iii) Neither the Company nor any Company Subsidiary has since January 1, 2009 received any written notice from any Governmental Entity or other Person asserting a violation or alleged violation of applicable Laws with respect to the Owned Real Property that would reasonably be expected to be material to the Company or the applicable Company Subsidiary.

(iv) Neither the Company nor any Company Subsidiary is currently challenging, pursuing any appeals, or in the process of settling with any Governmental Entity regarding the amount of Taxes on, or the assessed value of, the Owned Real Property.

(v) Neither the Company nor any Company Subsidiary has received any written claim asserting adverse possession by any Person with respect to the Owned Real Property.

(vi) To the Company’s knowledge, no portion of the Owned Real Property is subject to any Order for sale, condemnation, expropriation or taking (by eminent domain or otherwise) by any Governmental Entity, and no such sale, condemnation, expropriation or taking has been proposed or threatened.

(vii) Neither the Company nor any Company Subsidiary is obligated under or a party to, any option, right of first refusal or other contractual obligation to purchase, acquire, sell or dispose of the Owned Real Property or any portion thereof or interest therein.

(viii) Except (x) prior to the date of this Agreement, with respect to the construction or development of the Kansas Star Casino, Hotel and Event Center, and (y) after the date of this Agreement, pursuant to Section 5.21, neither the Company nor any Company Subsidiary has caused any work or improvements to be performed upon or made to any of the Owned Real Property for which there remains outstanding payment obligations of more than $500,000 in the aggregate.

(ix) All material certificates of occupancy and other permits or approvals legally required with respect to the improvements on any of the Owned Real Property and the occupancy and use thereof have been obtained and are currently in effect.

(b) Leased Real Property. Schedule 3.13(b) of the Company Disclosure Schedule contains a correct and complete list of all leases, subleases, ground leases, licenses, use agreements and other agreements establishing the rights and interests of the Company and the Company Subsidiaries in the Leased Real Property (collectively, the “Leases”), including, with respect to each such Lease, the identity of the landlord or sublandlord, the addresses of the premises subject thereto, the date of such Lease and each amendment thereto, and the aggregate annual rent. The Company has made available to Parent true and complete copies of all Leases, including all amendments and agreements related thereto, and the Leases constitute the entire agreement between the Company or a Company Subsidiary, on the one hand, and each landlord or sublandlord, on the other hand, with respect to the Leased Real Property.

(i) The Leases are (assuming the due authorization, execution and delivery thereof by the other parties thereto) valid, binding and enforceable with respect to the Company or a Company Subsidiary, as applicable, and, to the Company’s knowledge, the other parties thereto, except as such enforcement may be limited by (A) bankruptcy, insolvency, reorganization, moratorium, receivership and other laws of general application affecting the rights and remedies of creditors, and (B) general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or law. There does not exist (x) under any Lease any material default by the Company or any Company Subsidiary or, to the Company’s knowledge, by any other Person, or (y) any event that, with notice or lapse of time or both, would constitute a material default by the Company or any Company Subsidiary or, to the Company’s knowledge, by any other Person.

(ii) The consummation of the transactions contemplated by this Agreement or the Related Agreements will not, in connection with such Leases, (A) impose any penalty or additional fee upon the Company or any Company Subsidiary or the Surviving Company, as successor in interest to the Company, or (B) cause a breach or default with respect to any Lease.

(iii) The Company or a Company Subsidiary is the holder of the tenant’s interest under each of the Leases and neither the Company nor any Company Subsidiary has assigned the Leases or subleased all or any portion of the premises leased thereunder. The Company has not made any alterations, additions or Improvements to the premises leased under the Leases that are expressly required to be removed pursuant to the applicable Lease at the termination of the applicable Lease term.

(c) All Improvements on the Company Real Property owned by, leased to, or used by the Company (i) to the knowledge of the Company substantially conform to all applicable state and local Laws, including zoning and building ordinances and health and safety ordinances, and to the knowledge of the Company, such Company Real Property is zoned for the various purposes for which the Company Real Property and Improvements thereon are presently being used, (ii) are in good repair (ordinary wear and tear excepted) and are suitable for the use presently being made of such Improvements by the Company and (iii) are adequate and sufficient for the operation of the business of the Company as presently conducted.

3.14 Assets; Vessel; Absence of Liens.

(a) Each of the Company and the Company Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its material tangible personal properties and assets used or held for use in its business, free and clear of any Liens, except as reflected in the Company Financial Statements or set forth on Schedule 3.14(a) of the Company Disclosure Schedule.

(b) To the Company’s knowledge, all facilities, machinery, equipment, fixtures, vehicles, and other tangible personal properties owned, leased or used by the Company (i) are adequate in all material respects for the conduct of the business of the Company as currently conducted, (ii) to the knowledge of the Company, are in good operating condition, subject to normal wear and tear, and are reasonably fit and usable for the purposes for which they are being used, and (iii) comply in all material respects with, and are being operated and otherwise used in material compliance with, all applicable Law.

(c) The Vessel is currently documented with, and has a current and valid certificate of inspection issued by, the United States Coast Guard. The Company has good and merchantable title to the Vessel, free and clear of all Liens.

(d) Each of the Company and Belle of Orleans, LLC is and, on the Closing Date will be, a citizen of the United States, pursuant to Section 2 of the Shipping Act, 1916, 46 U.S.C. §50501, as amended, and eligible to own and operate the Vessel in the coastwise trade of the United States.

(e) Schedule 3.14(e) of the Company Disclosure Schedule is a full and complete list of all reports, studies and related documentation produced or delivered at the direction of the Company to any third party since October 22, 2009 relating to the physical condition of the Vessel and the improvements thereto and compliance with all Laws with respect thereto, and the Company has made available true, correct and complete copies of such reports, studies and related documentation to Parent.

(f) The Vessel is in sufficient condition and repair and is adequate for the use, occupancy and operation of the business of the Company and Belle of Orleans, LLC conducted thereat. To the Company’s knowledge, the improvements situated on the Vessel are free from structural defects and violations of Laws applicable thereto.

3.15 Intellectual Property.

(a) Schedule 3.15(a) of the Company Disclosure Schedule sets forth a true and complete list of all Registered Intellectual Property, specifying as applicable: the jurisdiction by or in which such Intellectual Property has been issued or registered or in which an application for such issuance or registration has been filed, and the respective registration or application numbers and dates of issuances, registration or filing, as applicable, and all written Company Contracts pursuant to which the Company or any Company Subsidiary is expressly authorized to use Intellectual Property of another Person or expressly authorizes any Person to use Company Intellectual Property, other than Company Contracts that relate to commercially available off-the-shelf Software licensed to the Company or a Company Subsidiary for an amount not in excess of $250,000 over the term thereof. The Company or a Company Subsidiary owns or possesses adequate and, to the Company’s knowledge, enforceable rights to use the Registered Intellectual Property set forth on Schedule 3.15(a) of the Company Disclosure Schedule as currently used without material restrictions or material conditions on use, and to the knowledge of the Company, there is no conflict with the rights of the Company and the Company Subsidiaries therein with the Intellectual Property rights of any third party. To the extent the Company or a Company Subsidiary receives or otherwise uses Software from any third party, the Company or such Company Subsidiary has a contract with such third party or other right authorizing the Company or such Company Subsidiary to use such Software in the manner currently used by the Company or such Company Subsidiary. The Company Intellectual Property that has been conceived, invented, developed, created or reduced to practice by Company or a Company Subsidiary (or its or their employees or contractors) as currently used does not infringe the Intellectual Property rights of any third party in any material respect. To the knowledge of the Company, no party to any material written Company Contract concerning Intellectual Property is or upon Closing will be in breach or default, and, to the Company’s knowledge, no event has occurred or, upon Closing will occur, which with notice of lapse of time would constitute a breach of default or permit termination, modification or acceleration thereunder. To the extent the Company or a Company Subsidiary receives or otherwise uses Software from any third party, the Company or such Company Subsidiary has an enforceable Contract with such third party authorizing the Company or such Company Subsidiary to use such Software in the manner currently used by the Company or such Company Subsidiary. The Company or a Company Subsidiary owns or possesses adequate and, to the Company’s knowledge, enforceable rights to use the Company Intellectual Property (and any other Intellectual Property used or held for use by the Company) that has been conceived, invented, developed, created or reduced to practice by Company or a Company Subsidiary (or its or their employees or contractors) as currently used without material restrictions or material conditions on use, and to the knowledge of the Company, there is no conflict with the rights of the Company and the Company Subsidiaries therein with the Intellectual Property rights of any third party. The Company (i) has no knowledge that any Company Intellectual Property is involved in any currently pending interference, reexamination, cancellation, or opposition proceeding, or any currently pending or threatened suit, action, or proceeding arising out of any claimed Intellectual Property right of any Person, (ii) has received no written communication from any Person that the Company or any Company Subsidiary is using or disclosing in an unauthorized manner, infringing, or misappropriating in the conduct of its business the claimed Intellectual Property rights of such person, (iii) has no knowledge that any of the Company Intellectual Property is being used or disclosed in an unauthorized manner, infringed, or misappropriated by any Person, or (iv) has not entered into any agreement to indemnify any Person against any charge of unauthorized use or disclosure, infringement, or misappropriation of any Company Intellectual Property.

(b) The Company and each Company Subsidiary have taken commercially reasonable steps that are reasonably required to protect their respective rights in material confidential information and trade secrets of the Company or Company Subsidiary or provided to the Company or Company Subsidiary by any other Person under a written obligation of confidentiality. The Company and the Company Subsidiaries have taken commercially reasonable steps to protect their ownership and title to the Company Intellectual Property that is owned, as opposed to licensed to, the Company or a Company Subsidiary.

3.16 Material Contracts.

(a) Except as set forth on Schedule 3.16(a) of the Company Disclosure Schedule and other than Leases, neither the Company nor any Company Subsidiary is a party to or bound by any of the following Contracts as of the date of this Agreement (each a “Material Contract”):

(i) any Contract that, by its terms, requires payments by the Company or any Company Subsidiary in excess of $100,000 per annum or $250,000 in the aggregate for the stated term of such Contract or which may not be terminated by the Company or any Company Subsidiary within twelve (12) months from the date of this Agreement without the Company or any Company Subsidiary being obligated to pay any penalty, premium or additional payments in amounts greater than $50,000 in respect of such Contract;

(ii) any continuing Contract for the purchase, sale or license to the Company of assets, materials, supplies, equipment, services, Software, Intellectual Property or other assets requiring payments of more than $250,000 over the term of the Contract;

(iii) any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(iv) Contracts for Indebtedness of the Company or any of the Company Subsidiaries (such Contracts for Indebtedness as disclosed on Schedule 3.16(a)(iv) of the Company Disclosure Schedule, the “Company Indebtedness Agreements”);

(v) any Contract for capital expenditures in excess of $100,000 in the aggregate;

(vi) any Contract limiting the freedom of the Company or any Company Subsidiary to engage or participate, or compete with any other Person, in any line of business, market or geographic area, or to make use of any material Intellectual Property owned by the Company or any Company Subsidiary;

(vii) any Contract pursuant to which the Company or any Company Subsidiary is a lessor or lessee of any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property involving payments in excess of $100,000 per annum;

(viii) any Contract with any of the Company’s or any Company Subsidiary’s officers, directors, employees, Members or Persons controlled thereby, or, to the Company’s knowledge, any member of such Persons’ immediate families, other than any written employment, consulting or management services agreement with the Company, copies of which have been delivered or made available to Parent, or the Company’s written employee policies and procedures, copies of which have been delivered or made available to Parent;

(ix) any Contract of guarantee, support, indemnification, assumption or endorsement of, or any similar commitment with respect to, or a pledge of any of its assets to secure the performance or payment of, any of the Liabilities, obligations or indebtedness of any other Person (other than the Company or a Company Subsidiary) involving an amount in excess of $250,000;

(x) (A) any joint venture, partnership or strategic alliance Contract, or (B) any Contract that involves (1) royalties payable to another Person, or (2) a sharing of revenues, profits, cash flows, expenses or losses with other Persons;

(xi) any Contract pursuant to which any third Person is licensed to use any material Company Intellectual Property owned by the Company or a Company Subsidiary, and all Company Contracts pursuant to which the Company or any Company Subsidiary is licensed to use any material Company Intellectual Property, other than Company Contracts for commercially available off-the-shelf Software licensed to the Company or a Company Subsidiary for an amount not in excess of $250,000 in any case over the term of the applicable Company Contract;

(xii) other than under any Contract governing existing Indebtedness, any Contract pursuant to which the Company or any Company Subsidiary has agreed to any material restriction on the right of the Company or any Company Subsidiary to use or enforce any material Company Intellectual Property owned by the Company or any Company Subsidiary or pursuant to which the Company or any Company Subsidiary agrees to encumber, transfer or sell rights in or with respect to any material Company Intellectual Property owned by the Company or any Company Subsidiary;

(xiii) any Contract providing for the development of any Software, independently or jointly, in each case, by or for the Company or any Company Subsidiary that is used in and/or necessary to the conduct of the Company’s or any Company Subsidiary’s business as it is currently conducted;

(xiv) any Contract providing for the development of any content, technology or Intellectual Property (other than Software), independently or jointly, in each case, by or for the Company or any Company Subsidiary that is necessary or material to the conduct of the Company’s or any Company Subsidiary’s business as it is currently conducted;

(xv) any Contract for the employment of any Employee or any other type of Contract with any Employee, consultant, independent contractor or other non-employee service provider, of the Company or any Company Subsidiary that (A) is not immediately terminable without prior notice by the Company or any Company Subsidiary without cost or liability in excess of $25,000; or (B) requires the Company or any Company Subsidiary to make a payment to any such Person on account of the Merger, any transaction contemplated by this Agreement or any Contract that is entered into in connection with this Agreement;

(xvi) any Company Equity Rights or plan obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Company Equity Rights or obligating the Company to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any Company Equity Rights;

(xvii) any Contract pursuant to which the Company has acquired a business or entity (or any equity interest therein), or assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets or exclusive license and pursuant to which the Company has any continuing obligations as of the date hereof;

(xviii) any Contract with any Governmental Entity or any material Company Authorization; or

(xix) any other Contract or obligation not listed in clauses (i) through (xviii) that individually had or has a value or payment obligation in excess of $500,000 over the term of the Contract or is otherwise material to the Company.

(b) All Material Contracts are in written form. The Company or Company Subsidiary party thereto has performed in all material respects all of the obligations required to be performed by it under, and to the knowledge of the Company is not alleged to be in default in respect of, any Material Contract. To the knowledge of the Company, each of the Material Contracts is in full force and effect, subject only to the effect, if any, of applicable bankruptcy and other similar laws affecting the rights of creditors generally and rules of law governing specific performance, injunctive relief and other equitable remedies. To the knowledge of the Company, there exists no event, occurrence, condition or act which, with the giving of notice or the lapse of time, would reasonably be expected to (i) become a default or event of default under any Material Contract or (ii) give any third party (A) the right to declare a default or exercise any remedy under any Material Contract, (B) the right to accelerate the maturity or performance of any obligation of the Company under any Material Contract, or (C) the right to cancel or terminate any Material Contract. The Company has not received, to its knowledge, any notice regarding any actual or possible violation or breach of, default under, or intention to cancel or adversely modify any Material Contract. Neither the Company nor any Company Subsidiary has any Liability for renegotiation of government Contracts. True, correct and complete copies of all Material Contracts (including any amendments, modifications or extensions thereof) in effect as of the date of this Agreement have been made available to Parent prior to the date of this Agreement.

3.17 Interested Party Transactions.

(a) No officer, director, or Affiliate of PGP, the Company or any Company Subsidiary (other than the Company or any Company Subsidiary), nor, to the Company’s knowledge, any parent, sibling, lineal descendant or spouse of any of such Persons or any member of PGP, (i) has any direct or indirect ownership interest in any Person that does business with or has any contractual arrangement with, or that competes with, the Company or any Company Subsidiary, (ii) is a party to, or is otherwise directly or indirectly interested in, any Contract with the Company or any Company Subsidiary, except for normal compensation for services as an officer, director or employee of the Company or any Company Subsidiary that have been disclosed to Parent, or (iii) has any interest in any property, real or personal, tangible or intangible (including any Company Intellectual Property that is owned by the Company or a Company Subsidiary) that is used in the business of the Company or any Company Subsidiary, except for the rights of a Member pursuant to the DLLCA.

(b) There are no receivables of the Company or any Company Subsidiary owed by any Employee, consultant, independent contractor or other non-employee service provider to the Company or any Company Subsidiary (or to the Company’s knowledge, any ancestor, sibling, descendant, or spouse of any such Persons), other than advances in the ordinary and usual course of business for reimbursable business expenses (as determined in accordance with the Company’s or any Company Subsidiary’s established employee reimbursement policies and consistent with past practice). No Member has agreed to, or assumed, any obligation or duty to guaranty or otherwise assume or incur any obligation or Liability of the Company or any Company Subsidiary.

3.18 Compliance with Laws. Each of the Company and the Company Subsidiaries has complied in all respects with and is in compliance in all respects with, is not in violation of, and has not received any written notices of violation with respect to, any applicable Law the compliance with which would be material to the Company or any of the Company Subsidiaries. Since January 1, 2009, neither the Company nor any Company Subsidiary has received any written notice from any Governmental Entity or any other Person regarding any actual or alleged material violation of, or material failure to comply with, any applicable Law.

3.19 Litigation. There is no material action, suit or proceeding at law or in equity pending or, to the Company’s knowledge, threatened against the Company, any of the Company Subsidiaries or any of their respective properties or assets or any of its or their Employees, in their respective capacities as such involving claims that could reasonably be expected to result in monetary liabilities to the Company or any Company Subsidiary exceeding $100,000 per claim or solely claims for equitable relief. There is no material investigation pending or, to the Company’s knowledge, threatened against the Company or any Company Subsidiary or any of its or their properties or any of its or their officers, directors, or Employees by or before any Governmental Entity. No Governmental Entity has since January 1, 2009 challenged or questioned in writing the legal right of the Company or any Company Subsidiary to conduct its operations as presently or previously conducted and none of the Company or any Company Subsidiary or any of their properties is subject to any order that materially impairs the Company’s or any Company Subsidiary’s ability to operate. Schedule 3.19 of the Company Disclosure Schedule lists each action, suit or proceeding that since January 1, 2009 through the date hereof has been commenced by the Company or any Company Subsidiary or against the Company or any Company Subsidiary by a third party involving claims that could reasonably be expected to result in monetary liabilities to the Company or any Company Subsidiary exceeding $100,000 per claim or solely claims for equitable relief, and includes a brief background of each such proceeding and the status or outcome (if applicable) of each such proceeding.

3.20 Insurance. Schedule 3.20 of the Company Disclosure Schedule sets forth all material insurance policies and fidelity bonds maintained by PGP, the Company or any Company Subsidiary covering the assets, business, equipment, properties, operations and any Employee of the Company, any Company Subsidiary or any of their respective Affiliates, including the type of coverage, the carrier, the amount of coverage, the term and the annual premiums of such policies. There is no material claim by PGP, the Company, any Company Subsidiary or any of their respective Affiliates pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. There is no pending claim that would reasonably be expected to exceed the policy limits. All premiums due and payable under all such policies and bonds have been paid and PGP, the Company and each Company Subsidiary is otherwise in compliance in all material respects with the terms of such policies and bonds. Neither PGP nor the Company nor any Company Subsidiary has any knowledge of a threatened termination of, or material premium increase with respect to, any of such policies. Neither PGP nor the Company nor any Company Subsidiary currently maintains, sponsors, participates in or contributes to any self-insurance plan or program.

3.21 Minute Books; Member Register. Copies of all of the corporate minutes (and consents) for the Company or any Company Subsidiary have been made available to Parent, and such copies contain complete and accurate records of all actions taken, and summaries of all meetings (subject to redacting for matters relating to the potential sale of the Company or any of the transactions contemplated by this Agreement) held, by the Member, the members of the Member, the Company or any Company Subsidiary and the Company Board. PGP has made available to counsel for Parent true and complete copies of the register of members or stock ledger, journal and other records reflecting all issuances of membership interests, stock issuances and transfers of all Company Membership Interests and any Company Equity Rights and any membership interests and equity interests of any Company Subsidiary. The books, records and accounts of each of the Company and the Company Subsidiaries are true, complete and correct in all material respects, and are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the material assets of the Company and the Company Subsidiaries in all material respects.

3.22 Environmental Matters.

(a) Hazardous Material. Neither the Company nor any Company Subsidiary has (i) operated any underground storage tanks at any property that the Company or any Company Subsidiary has at any time owned, operated, occupied or leased, or (ii) Released, threatened to Release, or arranged for any other person to Release, any Hazardous Material in connection with or resulting from the operation or conduct of the Company’s or any Company Subsidiary’s business at, on, under, from or to any property currently or formerly owned, operated, or leased by PGP, the Company or any Company Subsidiary, or any other location, except in each case (1) in material compliance with Environmental Law, (2) in a manner that could not reasonably be expected to give rise to any material claim or cause of action under Environmental Law, and, for purposes of clause (ii) only, (3) to the Company’s knowledge, at a location that (A) was fully permitted for such Release, (B) has not been listed or proposed for listing on the National Priorities List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. § 9601 et seq. (“CERCLA”), or any similar list under any other Environmental Law and (C) is not subject to any Order for investigation or cleanup under any Environmental Law. No Hazardous Materials are in, on or under any property, including the land and the improvements, ground water and surface water thereof, that the Company or any Company Subsidiary has at any time owned, operated, occupied or leased, except as could not reasonably be expected to give rise to any material claim or cause of action under Environmental Law.

(b) Hazardous Materials Activities. Neither the Company nor any of the Company Subsidiaries has transported, stored, used, manufactured, disposed of, Released or exposed its Employees or others to Hazardous Materials, nor has the Company or any of the Company Subsidiaries disposed of, transported, sold, or manufactured any product containing a Hazardous Material (any or all of the foregoing being collectively referred to as “Hazardous Materials Activities”), in each case except as could not reasonably be expected to give rise to any material claim or cause of action under Environmental Law. Neither the Company nor any Company Subsidiary has been notified in writing that it is a potentially responsible party under the federal CERCLA, or state analog statute, arising out of events occurring prior to the Closing Date.

(c) Permits. Each of the Company and the Company Subsidiaries currently holds all Company Authorizations necessary for the conduct of its Hazardous Materials Activities (if any) or required under Environmental Law for the operation of the Company, as such activities or business are currently being conducted or as currently proposed to be conducted prior to the Closing.

(d) Environmental Liabilities. No Action is pending or, to the Company’s knowledge, threatened, against PGP, the Company or any of the Company Subsidiaries concerning any Hazardous Material, any Hazardous Materials Activity of the Company or Company Authorization related thereto, or violation of Environmental Law and, to the Company’s knowledge, no condition or circumstance exists, that (with or without notice or lapse of time or both) could reasonably be expected to give rise to, or serve as a basis for, the commencement of any such Action.

3.23 Brokers’ and Finders’ Fees. Neither PGP nor the Company nor any of the Company Subsidiaries has incurred, or will incur, directly or indirectly, any Liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement, the Merger or any other transaction contemplated hereby or by the Related Agreements.

3.24 Employee Benefit Plans.

(a) Schedule 3.24(a) of the Company Disclosure Schedule contains a true, correct and complete list of each pension, profit-sharing, savings, retirement, employment, management, consulting, severance pay, termination, executive compensation, relocation, incentive compensation, deferred compensation, bonus, stock purchase, stock option, phantom stock or other equity-based compensation, change-in-control, retention, salary continuation, vacation, sick leave, disability, death benefit, group insurance, hospitalization, medical, dental, life (including all individual life insurance policies as to which PGP or the Company is the owner, the beneficiary or both), Code Section 125 “cafeteria” or “flexible” benefit, employee loan, educational assistance or material fringe plan, program, policy or Contract, whether written or oral, including each such “employee benefit plan” within the meaning of Section 3(3) of ERISA, and any other such material employee benefit plan, program, policy or Contract, whether or not subject to ERISA, in each case: (i) under which any Employee or current or former non-entity consultant or independent contractor of PGP, the Company or any Company Subsidiary (or the beneficiary or dependent of such Person) has any present or future right to benefits, (ii) that is maintained, sponsored or contributed to by PGP, the Company or any Company Subsidiary, or to which the Company or any Company Subsidiary has any obligation to maintain, sponsor or contribute, or (iii) with respect to which the Company or any Company Subsidiary has any direct or indirect liability (each, a “Company Plan”). There are currently no ERISA Affiliates other than the Company Subsidiaries.

(b) The Company has made available to Parent with respect to each applicable Company Plan correct and complete copies of (as applicable): (i) a copy of the annual report (if required under ERISA) with respect to each such Company Plan for the last three (3) years (including all schedules and attachments); (ii) a copy of the summary plan description, together with each summary of material modification required under ERISA with respect to such Company Plan; (iii) a true and complete copy of each written Company Plan (including all amendments not incorporated into the documentation for each such plan); (iv) all trust agreements and insurance contracts with respect to each funded or insured Company Plan; (v) copies of all nondiscrimination and top-heavy testing reports for the last three (3) plan years with respect to each Company Plan that is subject to nondiscrimination and/or top-heavy testing; (vi) all material correspondence to or from any governmental agency relating to any Company Plan that the Company or a Company Subsidiary received or provided within the preceding three (3) years; and (v) the most recent determination letter, if any, from the IRS for any Company Plan that is intended to qualify under Section 401(a) of the Code.

(c) Neither PGP nor the Company nor any Company Subsidiary has any written plan or commitment, whether written or oral, to adopt, establish or enter into any new Company Plan or to modify any Company Plan (except to the extent required by law or to conform any such Company Plan to the requirements of any applicable law or as required by this Agreement).

(d) No Company Plan is, and neither the Company nor any ERISA Affiliate thereof has, in the past seven (7) years maintained, contributed to or participated in, nor has the Company or any ERISA Affiliate in the past seven (7) years had any obligation to maintain, contribute to or otherwise participate in, or in the past seven (7) years had any liability or other obligation (whether accrued, absolute, contingent or otherwise) under, any (i) “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (ii) “multiple employer plan” (within the meaning of Section 413(c) of the Code), (iii) “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), (iv) plan that is subject to the provisions of Title IV of ERISA or Section 412 of the Code, or (v) a “funded welfare plan” within the meaning of Section 419 of the Code. No Company Plan is sponsored by a human resources and benefits outsourcing entity, professional employer organization, or other similar vendor or provider.

(e) No Company Plan provides post-termination or retiree health, life or other welfare benefit insurance coverage to any person for any reason, other than benefits required by Section 4980B of the Code, Part 6 of Title I of ERISA, or similar provisions of state Law.

(f) Each Company Plan (and each related trust) has been maintained, funded and administered in all material respects in accordance with (i) its governing instruments and all applicable laws including ERISA and (ii) the Code. All payments by PGP, the Company or any Company Subsidiary thereof required by any Company Plan, by any collective bargaining agreement or by applicable Law relating to Company Plans (including all employee and employer contributions or insurance premiums) have been timely made. All material unpaid amounts attributable to any such Company Plan for any period prior to the date of this Agreement have been accrued on the 2011 Balance Sheet or, with respect to accruals after the Balance Sheet Date, the Company’s books and records in accordance with GAAP.

(g) With respect to each Company Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code, (1) the Company has received a favorable determination letter or opinion letter from the IRS as to its qualified status under the Code, and, to the Company’s knowledge, nothing has occurred that would reasonably be expected to adversely affect such determination or opinion, (2) the Company has applied timely to the IRS for such letter or has a remaining period of time to apply for such letter, or (3) the Company relies on a favorable IRS opinion letter or advisory letter issued to the master and prototype or volume submitter plan sponsor of such plan. All amendments required to maintain each such Company Plan’s compliance with applicable Law, including the Economic Growth and Tax Relief Reconciliation Act of 2001 and subsequent legislation or administrative requirements which have subsequently become effective through the date hereof, have been timely adopted and implemented. No Company Plan currently holds or within the past five (5) years has held securities of the Company or any Company Subsidiary.

(h) Each Company Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been operated in good faith compliance since January 1, 2005, with Section 409A of the Code (together with the guidance and regulations thereunder, including the final Treasury Regulations issued thereunder, “Section 409A”), and has been maintained and operated, since January 1, 2009, in documentary and operational compliance in all material respects with Section 409A. No nonqualified deferred compensation plan is exempt from application of Section 409A under the grandfathering exemption under the first sentence of Treasury Regulations Section 1.409A-6(a). Neither the Company nor any Company Subsidiary has granted any option or other similar right to acquire a Company Membership Interest or a voting, equity or other ownership interest in the Company. There is no Contract, agreement, plan or arrangement to which the Company or any Company Subsidiary is a party covering any Employee or current or former non-entity consultant or independent contractor of the Company or the Company Subsidiaries, which individually or collectively could require the Company or any of its Affiliates to pay a Tax gross-up payment to any Employee or current or former non-entity consultant or independent contractor for Tax-related payments under Section 409A of the Code. Neither the Company nor any Company Subsidiary has any Liability to make any payments or to issue any equity award or bonus that could be deemed deferred compensation subject to Section 457A of the Code.

(i) With respect to each applicable Company Plan, except as would not result in a material liability of the Company or the Company Subsidiaries, either individually or in the aggregate, (i) no non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code or Section 406 of ERISA, has occurred; (ii) there are no actions, suits or claims pending, or, to the Company’s knowledge, threatened (other than routine claims for benefits) against any such Company Plan or fiduciary thereto or against the assets of any such Company Plan; (iii) there are no audits, inquiries or proceedings pending or, to the Company’s knowledge, threatened by any Governmental Entity with respect to any Company Plan; and (iv) to the knowledge of the Company, there has been no breach of fiduciary duty (including violations under Part 4 of Title I of ERISA) with respect to any Company Plan subject to Title I of ERISA.

(j) The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation, modification or acceleration of any obligation under any Company Plan, or Company trust or loan that will result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits under any Company Plan with respect to any Employee or current or former non-entity consultant or independent contractor.

(k) Each Company Plan (other than a Company Employment Agreement) can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms without material liability to the Company or any Company Subsidiaries (except for benefits protected under Section 411(d) of the Code or Section 204(g) of ERISA and other than ordinary administration expenses typically incurred in a termination event). None of the Company Plans will be subject to any surrender fees, deferred sales charges, commissions, or other fees upon termination other than the normal and reasonable administrative fees associated with their amendment, transfer or termination.

(l) Neither the Company nor any Company Subsidiary sponsors, maintains or contributes to, or is obligated to contribute to, any International Plan.

(m) There is no Company Plan covering any Employee or current or former non-entity consultant or independent contractor pursuant to which payments have been made or will be made to such Employee, consultant or independent contractor as a result of the consummation of the transactions contemplated by this Agreement, that, considered individually or considered collectively with any other Company Plan, will, or could reasonably be expected to, be characterized as an “excess parachute payment” as defined in Section 280G of the Code (without regard to Subsection (b)(4) thereof). There is no Contract by which the Company or any of the Company Subsidiaries are bound to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code.

3.25 Employment Matters.

(a) PGP has made available to Parent a schedule setting forth as of the date hereof, with respect to each Employee (including any Employee who is on a leave of absence) (i) the name of each Employee; (ii) such Employee’s title or position; and (iii) such Employee’s current annualized base salary and, if applicable, most recent year bonus and/or commission potential and severance pay potential.

(b) Schedule 3.25(b) of the Company Disclosure Schedule sets forth as of the date of this Agreement each written employment Contract between the Company or any Company Subsidiary, on the one hand, and any current officer, director or employee thereof, on the other hand (each a “Company Employment Agreement”).

(c) Except (i) for employment under each Company Employment Agreement, (ii) as set forth in the Company’s current employee manuals and handbooks and employment policy statements, or (iii) as otherwise required by applicable Law, the employment of each of the Employees is terminable by the Company or any Company Subsidiary, as applicable, at will without any notice or severance obligation or other penalty to the Company or any Company Subsidiary.

(d)(i) As of the date hereof, none of the Company’s or Company Subsidiaries’ current key Employees have given the Company or any Company Subsidiary, as applicable, written notice terminating his or her employment with the Company, such Company Subsidiary or terminating his or her employment upon a sale of, or business combination relating to, the Company or such Company Subsidiary; (ii) to the Company’s knowledge, no Employee, consultant, or contractor is a party to or is bound by any employment contract, patent disclosure agreement, non-competition agreement, any other restrictive covenant or other contract with any Person, or subject to any Order, which in each case, individually or in the aggregate, would reasonably be expected to have a material adverse effect on (A) the performance by such Person of any of his or her material duties or responsibilities for the Company or such Company Subsidiary, or (B) the Company’s or such Company Subsidiary’s business or operations; and (iii) to the Company’s knowledge, no current Employee, consultant, contractor or any other non-employee service provider is in violation of any term of any employment contract, patent disclosure agreement, non-competition agreement, or any other restrictive covenant to a former employer or entity relating to the right of any such Employee, consultant, contractor or any other non-employee service provider to be employed or retained by the Company or such Company Subsidiary.

(e) Neither the Company nor any Company Subsidiary is presently a party to or bound by any collective bargaining agreement or similar contract with any labor union or labor organization and no such agreement is presently being negotiated. To the knowledge of the Company, at no time since January 1, 2009 has there been a representation question respecting any of the employees of the Company or its Subsidiaries or any organizing activity, including but not limited to, any written or oral demand for recognition, or efforts or campaigns to solicit cards from employees of the Company to authorize representation by any labor union or labor organization.

(f) The Company has made available to Parent accurate and complete copies of all current employee manuals and handbooks, and employment policy statements.

(g) Neither PGP, the Company nor any Company Subsidiary is presently engaged in any unfair labor practice (as defined under the National Labor Relations Act or any other applicable Law) of any nature, that, if adversely determined, would result in any material Liability to the Company or any Company Subsidiary. Since January 1, 2009, there has not been any unscheduled slowdown, work stoppage or other material labor dispute or labor strike by the Employees of the Company or any Company Subsidiary. There is not now pending and, to the Company’s knowledge, no Person has threatened to commence, any such slowdown, work stoppage or other material labor dispute or labor strike.

(h) The Company and each of the Company Subsidiaries are, and at all times since January 1, 2009 have been, in compliance in all material respects with all applicable Laws governing the classification of an individual as independent contractors and employees, and exempt or non-exempt, to which the Company or any of the Company Subsidiaries is subject in each of the jurisdictions in which it conducts gaming operations. Neither the Company nor any Company Subsidiary is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the ordinary course of business and consistent with past practice).

(i) Each of the Company and the Company Subsidiaries since January 1, 2009 has complied, and is in compliance, in all material respects with all applicable Laws, Orders, and Contracts (if any) respecting the Worker Adjustment and Retraining Notification Act, 29 U.S.C. § 2101 or any other comparable Law that applies to mass layoffs and/or plant closings to which the Company or any of the Company Subsidiaries is subject in each of the jurisdictions in which it conducts gaming operations.

(j) There are no material claims, disputes, grievances, or controversies pending or, to the Company’s knowledge, threatened by or on behalf of any Employee, consultant or independent contractor. There are no material charges, administrative proceedings or formal complaints of discrimination (including, but not limited to, discrimination based upon sex, age, marital status, race, national origin, sexual orientation, disability or veteran status) pending or, to the knowledge of the Company, threatened, and to the Company’s knowledge, no investigations, before the Equal Employment Opportunity Commission, the National Labor Relations Board, the U.S. Department of Labor, the U.S. Occupational Health and Safety Administration, the Workers Compensation Appeals Board, or any other Governmental Entity against the Company pertaining to any Employee, consultant, or independent contractor.

(k) Each of the Company and the Company Subsidiaries is in material compliance with all applicable visa and work permit requirements with respect to any Employee, consultant, contractor or other non-employee service provider.

(l) Each of the Company and the Company Subsidiaries is in material compliance with all applicable employee licensing requirements and has taken commercially reasonable measures to ensure that each Employee, consultant, contractor or other non-employee service provider who is required to have a gaming or other license under any Gaming Law or other Law maintains such license in current and valid form.

3.26 Tax Matters.

(a) Each of the Member, the Company and the Company Subsidiaries has timely filed all material Tax Returns that it was required to file, and such Tax Returns are true, correct and complete in all material respects. Other than with respect to Taxes that were taken into account as a reduction in the calculation of Closing Adjusted Net Working Capital, all Taxes shown to be payable on such Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other material Taxes are due and payable by the Member, the Company or any Company Subsidiary with respect to any period ending prior to the date of this Agreement. Each of the Member, the Company and the Company Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party. Other than with respect to Taxes that were taken into account as a reduction in the calculation of Closing Adjusted Net Working Capital, neither the Member nor the Company nor any Company Subsidiary has any liability for unpaid Taxes accruing after the date of its 2011 Balance Sheet except for Taxes incurred in the ordinary course of business. There are no liens for material Taxes on the properties of the Member, the Company or any Company Subsidiary.

(b) The amount of the Company’s and the Company Subsidiaries’ material unpaid Taxes for all taxable periods (including any portions thereof) ending on or prior to the Closing Date will not exceed the amount of the reserve for Taxes taken into account as a reduction in the calculation of Closing Adjusted Net Working Capital.

(c) To the knowledge of the Company or the Member, no audit of any Tax Return of the Member, the Company or any Company Subsidiary is currently pending or threatened. No written claim has ever been made by any Tax Authority in a jurisdiction where the Member, the Company or any Company Subsidiary does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. The Member has delivered or made available to Parent correct and complete copies of (i) all income and other material Tax Returns filed by the Member, the Company and each Company Subsidiary since January 1, 2009, (ii) all examination reports relating to material Taxes or Tax Returns of the Member, the Company or any Company Subsidiary as a result of audits, examinations or asserted failures to file Tax Returns or pay Taxes, (iii) all statements of material Taxes assessed against or agreed to by the Member, the Company or any Company Subsidiary that were not shown on Tax Returns filed for the relevant taxable period by the Member, the Company or any Company Subsidiary before such assessment or agreement, and (iv) all written rulings from, and written agreements with, any Tax Authority relating to material Taxes of the Member, the Company or any Company Subsidiary. Neither the Member nor the Company nor any Company Subsidiary has waived any statute of limitations in respect of any material Tax or agreed to an extension of time with respect to any material Tax assessment or deficiency.

(d) Neither the Member nor the Company nor any Company Subsidiary is a party to or bound by any tax indemnity agreement, tax sharing agreement or similar contract (other than an agreement or contract solely between the Member, the Company and/or the Company Subsidiaries). Neither the Member nor the Company nor any Company Subsidiary is a party to any joint venture, partnership, or other arrangement or contract which would be treated as a partnership for United States federal income tax purposes.

(e) Each of the Member and the Corporate Subsidiary has treated itself as owner of its assets for Tax purposes (and in the case of the Member, the assets of the Company and each Company Subsidiary other than the Corporate Subsidiary) and none of such assets is the subject of a “safe-harbor lease” within the provisions of former Section 168(f)(8) of the Code, as in effect prior to amendment by the Tax Equity and Fiscal Responsibility Act of 1982. None of such assets directly or indirectly secures any debt the interest on which is tax exempt under Section 103(a) of the Code. None of such assets is “tax-exempt use property” within the meaning of Section 168(h) of the Code.

(f) Neither the Member nor the Company nor any Company Subsidiary is or has ever been a member of an affiliated group filing consolidated returns (other than a group of which the Member, the Company and the Company Subsidiaries are the only members). Neither the Member nor the Company nor any Company Subsidiary has ever engaged in any activities outside the United States. Since its inception, Corporate Subsidiary has not engaged in any activities other than acting as co-obligor under the Indentures.

(g) Neither the Member, the Company nor any Company Subsidiary has made an election under Section 108(i) of the Code to defer the recognition of any cancellation of indebtedness income.

(h) Neither the Member, the Company nor any Company Subsidiary has been a beneficiary of or participated in any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(1) that was or is required to be disclosed under Treasury Regulations Section 1.6011-4 (or any similar provision of state, local or foreign Law). No Tax Return filed by or on behalf of the Corporate Subsidiary has contained a disclosure statement under Section 6662 of the Code (or any similar provision of state, local or foreign Law).

(i) The Member has been properly classified as a “partnership” for U.S. federal, state and local income Tax purposes at all times since its inception and the Company and each Company Subsidiary, except for Peninsula Gaming Corporation, a Delaware corporation (“Corporate Subsidiary”), has been properly classified as a “disregarded entity” for U.S. federal, state and local income Tax purposes at all times since its inception. The Company and each Company Subsidiary has at all times since its inception been directly or indirectly wholly-owned by the Member.

(j) Corporate Subsidiary is not, nor has it been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code and neither Parent, Merger Sub nor the Surviving Company is required to withhold tax by reason of Section 1445 of the Code with respect to any payments made pursuant to this Agreement. Corporate Subsidiary has not agreed, nor is it required to make, any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise.

(k) Notwithstanding anything in this Agreement, (i) the representations and warranties in this Section 3.26, and Section 3.13(a)(iv) are the sole and exclusive representations and warranties of the Member, the Company and the Company Subsidiaries concerning Tax matters, and (ii) the representations and warranties in Sections 3.26(a), (b), (c), (d), (e), (f) and (h) refer only to past activities of the Member, the Company and the Company Subsidiaries and are not intended to serve as representations to, or a guarantee of, nor can they be relied upon for, or with respect to, Taxes attributable to any Tax periods (or portions thereof) beginning after, or Tax positions taken after, the Closing Date.

3.27 Foreign Corrupt Practices Act. Neither PGP, the Company nor any Company Subsidiary (including any of its officers or directors) has taken any action which would cause it to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder.

3.28 Bank Accounts. Schedule 3.28 of the Company Disclosure Schedule contains a true and complete list of the name of each bank or other financial institution at which the Company or any Company Subsidiary has an account, deposit or safe deposit box, the account number thereof and the names of all Persons authorized to draw thereon or to have access thereto.

3.29 Suppliers. Schedule 3.29(a) of the Company Disclosure Schedule accurately identifies and provides an accurate summary of the ten (10) largest suppliers of the Company and the Company Subsidiaries on the basis of cost of goods or services purchased for each of the fiscal years ended December 31, 2010 and December 31, 2011. No contract with any such supplier with respect to the fiscal year ended December 31, 2011 obligates the Company or any Company Subsidiary to purchase a minimum amount of products or services. Neither the Company nor any Company Subsidiary has received notice from any supplier set forth in Schedule 3.29(b) of the Company Disclosure Schedule with respect to the fiscal year ended December 31, 2011 indicating that such supplier intends to cease acting as a supplier to or otherwise dealing with the Company.

3.30 Data Protection. The Company and each Company Subsidiary has complied in all material respects with its respective published privacy policies and internal privacy policies and guidelines and all applicable Laws relating to data privacy, data protection and data security, including with respect to the collection, storage, transmission, transfer, disclosure and use of personally identifiable information (including personally identifiable information of employees, contractors, and third parties who have provided information to the Company or any Company Subsidiary), except in each case where such non-compliance or failure has not and would not be reasonably likely to have, either individually or in the aggregate, a Company Material Adverse Effect.

3.31 No Other Agreement to Sell Assets or Membership Interests. Except as set forth in this Agreement and the Related Agreements, none of the Company, any Company Subsidiary, the Member, any Representative of the Company, any Company Subsidiary or Member on behalf of the Company, any Company Subsidiary or the Member or, to the Company’s knowledge, any member of the Member, has any Contract with any Person, (a) to sell, assign, exclusively license, transfer or effect a sale of any portion of the assets of the Company or any Company Subsidiary, (b) to assign, transfer, pledge, hypothecate or otherwise dispose of, sell or effect a sale of any Company Membership Interests or Company Equity Rights or any membership interests or equity interests in any Company Subsidiary, (c) to effect any merger, acquisition, consolidation, liquidation, dissolution or other reorganization of the Company or any Company Subsidiary, or (d) to enter into any Contract or cause the entering into of a Contract with respect to the foregoing.

3.32 Kansas Star.

(a) Phase 1A of the Kansas Star Hotel, Casino and Event Center has been completed in accordance with the design drawing package attached hereto as Schedule 3.32(a) of the Company Disclosure Schedule, which was approved by the Kansas Lottery Gaming Facility Review Board (“Kansas Lottery”) to the extent such approval was required (the “Phase 1A Design”).

(b) The design for Phase 1B of the Kansas Star Casino, Hotel and Event Center, as of the date of the Agreement, is as set forth in the design drawing package attached hereto as Schedule 3.32(b)(i) of the Company Disclosure Schedule, which was approved by the Kansas Lottery to the extent such approval was required (the “Phase 1B Design”). Schedule 3.32(b)(ii) of the Company Disclosure Schedule sets forth the construction budget for Phase 1B as of the date of this Agreement (such construction budget, as modified pursuant to Section 5.21, the “Phase 1B Construction Budget”) and the construction schedule for Phase 1B as of the date of this Agreement (such construction budget, as modified pursuant to Section 5.21, the “Phase 1B Construction Schedule”). The interior fit out, furnishings, fixtures and equipment, and other design elements and features of Phase 1B completed by KSC prior to the Closing shall be (x) of a level and quality not less than that of the Company’s Diamond Jo Dubuque property for comparable areas (including, but not limited to, the steak house, the casino floor, the kitchens, the back of house, etc.) in all material respects and (y) otherwise materially consistent with the Phase 1B fit out plans and specifications in effect on the date of this Agreement, a copy of which has been delivered or made available to Parent (the “Phase 1B Fit Out Standard”). The Phase 1B Construction Budget was developed in accordance with the Phase 1B Fit Out Standard.

(c) The design for Phase 2 of the Kansas Star Casino, Hotel and Event Center, as of the date of the Agreement, is only at a schematic design level, as set forth in the design drawing package attached hereto as Schedule 3.32(c)(i) of the Company Disclosure Schedule, which was approved by the Kansas Lottery to the extent such approval was required (the “Phase

2 Design”). Schedule 3.32(c)(ii) of the Company Disclosure Schedule sets forth the construction budget for Phase 2 as of the date of this Agreement (such construction budget, as modified pursuant to Section 5.21, the “Phase 2 Construction Budget”) and the construction schedule for Phase 2 as of the date of this Agreement (such construction budget, as modified pursuant to Section 5.21, the “Phase 2 Construction Schedule”). The interior fit out, furnishings, fixtures and equipment, and other design elements and features of Phase 2 completed by KSC prior to the Closing shall be (x) of a level and quality not less than that of the Company’s Diamond Jo Dubuque property for comparable areas (including, but not limited to, the casino floor, the back of house, etc., but not including the equine support facilities (i.e., barns and stalls)) in all material respects and (y) otherwise materially consistent with the Phase 2 fit out plans and specifications in effect on the date of this Agreement, a copy of which has been delivered or made available to Parent (the “Phase 2 Fit Out Standard”). The Phase 2 Construction Budget was developed in accordance with the Phase 2 Fit Out Standard.

(d) The Updated Construction Budgets accurately updates the Construction Budgets and Construction Schedules to reflect the actual progress of the construction and development of Phase 1B and Phase 2 as of or about the date of such update.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the letter addressed to PGP and the Company from Parent and dated as of the date hereof, including all Schedules thereto (which (i) will specifically reference the Sections to which each item of disclosure therein qualifies (provided, that any such disclosed item shall also be deemed to qualify all other Sections to which the relevance of such disclosed item is reasonably apparent) and (ii) shall be deemed for all purposes to be part of the representations and warranties made hereunder) which has been delivered by Parent to the Company concurrently with the parties’ execution of this Agreement (the “Parent Disclosure Schedule”), Parent and Merger Sub represent and warrant to PGP and the Company as of the date hereof as follows:

4.1 Organization of Parent and Merger Sub. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada. Merger Sub is a limited liability company duly organized and validly existing under the laws of the State of Delaware. Each of Parent and Merger Sub (a) has the full corporate or limited liability company power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (b) is duly qualified or licensed to do business and is in good standing as a foreign corporation or limited liability company in each jurisdiction in which the conduct of its business or the ownership, leasing, holding or use of its properties makes such qualification necessary, except for such jurisdictions where the failure to be so qualified or licensed or in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has made available to the Company a true, complete and correct copies of Parent’s certificate of incorporation and by-laws and Merger Sub’s certificate of formation and limited liability company agreement, each as amended to date and in full force and effect on the date hereof. Parent is not in violation of its certificate of incorporation or by-laws. Merger Sub is not in violation of its certificate of formation or limited liability company agreement.

4.2 Authority; Enforceability; Consents.

(a) Each of Parent and Merger Sub has all requisite corporate or limited liability company power and authority to enter into this Agreement, the Parent Debt Commitment Letter and the Related Agreements to which it is or will be a party and to consummate the transactions contemplated hereby and thereby.

(i) The Merger Sub Board has unanimously (i) determined that the Merger is advisable and in the best interests of Merger Sub and the Merger Sub Member, (ii) approved this Agreement, the Related Agreements and the transactions contemplated hereby and thereby, including the Merger, and (iii) recommended that the Merger Sub Member adopt and approve this Agreement, the Related Agreements and the transactions contemplated hereby and thereby, and approve the Merger. Parent has made available to the Company true and correct copies of the resolutions adopted by the Merger Sub Board approving this Agreement, the Related Agreements and the transactions contemplated hereby and thereby, and approving the Merger (the “Merger Sub Board Approval”) and such approval has not been materially altered, rescinded or revoked. No other action by the Merger Sub Board is needed or necessary to duly and validly approve and authorize, on behalf of Merger Sub, this Agreement, the Merger and all Related Agreements. The approval of this Agreement, the Related Agreements and the transactions contemplated hereby and thereby, including the Merger, by the Merger Sub Member, as the sole member of Merger Sub, is the only vote of any member necessary to approve this Agreement, the Related Agreements and the transactions contemplated hereby and thereby, including the Merger, and to consummate the Merger and the other transactions contemplated by this Agreement and the Related Agreements (the “Merger Sub Member Approval”). The Merger Sub Board Approval and the Merger Sub Member Approval constitute all necessary limited liability company and member action on the part of the Merger Sub Board and the Merger Sub Member necessary for the authorization, execution and delivery of this Agreement and the Related Agreements by Merger Sub and the performance by Merger Sub of the Merger and the other transactions contemplated hereby and thereby. The Merger Sub Member Approval has been obtained and executed in compliance with, and are valid and effective under, the applicable provisions of the DLLCA and Merger Sub’s certificate of formation and limited liability company agreement.

(ii) The Parent Board has (A) unanimously determined that the Merger is advisable and in the best interests of Parent and its stockholders and (B) approved this Agreement, the Parent Debt Commitment Letter, the PGL Refinancing Commitment Letter, the Related Agreements and the transactions contemplated hereby and thereby, including the Merger. Parent has made available to the Company true and correct copies of the resolutions adopted by the Parent Board approving this Agreement, the Parent Debt Commitment Letter, the PGL Refinancing Commitment Letter, the Related Agreements and the transactions contemplated hereby and thereby, and approving the Merger (the “Parent Board Approval”) and such approval has not been materially altered, rescinded or revoked. No other action by the Parent Board, and no action by the stockholders of Parent, is needed or necessary to duly and validly approve and authorize, on behalf of Parent, this Agreement, the Merger, the Parent Debt

Commitment Letter, the PGL Refinancing Commitment Letter and all Related Agreements. The Parent Board Approval constitutes all necessary corporate action on the part of the Parent Board necessary for the authorization, execution and delivery of this Agreement, the Parent Debt Commitment Letter, the PGL Refinancing Commitment Letter and the Related Agreements by Parent and the performance by Parent of the Merger and the other transactions contemplated hereby and thereby.

(b) The execution and delivery of this Agreement, the Parent Debt Commitment Letter, the PGL Refinancing Commitment Letter and the Related Agreements to which Parent and Merger Sub is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub. This Agreement, the Parent Debt Commitment Letter and the PGL Refinancing Commitment Letter have been, and each of the Related Agreements to which Parent or Merger Sub is a party will be at the Closing, duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the other parties hereto and thereto (other than Parent and Merger Sub), this Agreement, the Parent Debt Commitment Letter and the PGL Refinancing Commitment Letter constitutes, and in the case of the Related Agreements, will at Closing constitute, valid and binding obligations of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with their respective terms, except as such enforceability may be subject to applicable bankruptcy, reorganization, insolvency, moratorium and similar Laws affecting the enforcement of creditors’ rights generally and by rules and general principles of law and equity governing specific performance, injunctive relief and other equitable remedies.

(c) No consent, waiver, approval, order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity or any third party is required by, or with respect to, Parent or Merger Sub in connection with the execution and delivery of this Agreement, the Parent Debt Commitment Letter, the PGL Refinancing Commitment Letter and the Related Agreements to which Parent or Merger Sub is a party or the consummation by Parent and Merger Sub of the transactions contemplated hereby or thereby except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) applicable requirements under the HSR Act, (iii) the requisite approvals of the applicable Gaming Authorities and the applicable Gaming Laws, (iv) such other filings, authorizations, consents and approvals of third parties that are not Governmental Entities that if not obtained or made would not reasonably be expected to be materially adverse to Parent, and (v) such consents, approvals, orders, authorizations, registrations, declarations, filings and notices as may be required under applicable securities Laws.

4.3 No Conflict. The execution and delivery by Parent and Merger Sub of this Agreement, the Parent Debt Commitment Letter, the PGL Refinancing Commitment Letter and the Related Agreements to which either is a party, and the consummation of the Merger and the other transactions contemplated hereby and thereby, (a) do not and will not conflict with or violate under any provision of the certificate of incorporation or by-laws of Parent or the certificate of formation or the limited liability company agreement of Merger Sub or any resolution adopted by Parent Board or Merger Sub Board regarding the transactions contemplated by this Agreement and the Related Agreements, (b) do not and will not result in any material violation of or material default under (with or without notice or lapse of time, or both) or give rise to a right of termination or cancellation of any material contract (as such term is used in Item 601(b)(10) of Regulation S-K promulgated under the Exchange Act) to which Parent or Merger Sub is a party or to which they or any of their respective properties or assets (whether tangible or intangible) is subject or bound a of the date of this Agreement, or (c) do not and will not materially violate any Law applicable to Parent or Merger Sub or any of their respective material properties or assets (whether tangible or intangible).

4.4 Ownership of Merger Sub; No Prior Activities.

(a) Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and the Related Agreements and has engaged in no business activities other than as contemplated by this Agreement and the Related Agreements.

(b) All of the issued and outstanding membership interests of Merger Sub have been duly authorized and validly issued, fully paid and non-assessable and are owned by Parent, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests).

(c) As of the date hereof and as of the Effective Time, except for (i) obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement and the Related Agreements and (ii) this Agreement, the Related Agreements and any other agreements or arrangements contemplated hereby or thereby, Merger Sub has not incurred, directly or indirectly, through any subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

4.5 Brokers’ and Finders’ Fees. Other than certain fees payable to Greenhill & Co. LLC, neither Parent nor Merger Sub has incurred, or will incur, directly or indirectly, any Liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement, the Merger or any other transaction contemplated hereby or by the Related Agreements.

4.6 Litigation. There is no action, suit, investigation or proceeding at law or in equity pending or, to the knowledge of Parent, threatened, against Parent or any of Parent’s properties or any of its officers, directors or employees, nor is there any judgment or Order of any Governmental Entity outstanding against Parent, that, in each case, (a) seeks to restrain, materially modify or invalidate any of the transactions contemplated by this Agreement, (b) would reasonably be expected to result in a Parent Material Adverse Effect. No Governmental Entity has since January 1, 2009 challenged in writing the legal right of Parent to conduct its operations as presently or previously conducted, and neither Parent nor any of its properties is subject to any order that materially impairs Parent’s ability to operate.

4.7 Debt Financing. Concurrently with the execution of this Agreement, Parent has delivered to PGP a true, correct and complete copy (in each case, subject only to redaction of fees, interest rate, required amortization, covenant set-backs, cash flow sweep and pricing terms) of (1) an executed commitment letter, dated the date hereof (the “Parent Debt Commitment

Letter”), among Bank of America, N.A. (“Bank of America”), Merrill Lynch, Pierce, Fenner & Smith Incorporated (or its designated affiliate, “Merrill Lynch” and, together with Bank of America, “BofAML”), Deutsche Bank Trust Company Americas (“DBTCA”), Deutsche Bank AG Cayman Islands Branch (“DBCI”), Deutsche Bank Securities Inc. (“DBSI” and together with DBTCA and DBCI, collectively, “DB”), JPMorgan Chase Bank, N.A. (“JPMCB”), J.P. Morgan Securities LLC (“JPMS” and, together with JPMCB, “JPM” and together with BofAML, DB and JPM, the “Commitment Parties”) and Parent, pursuant to which the Commitment Parties have agreed to provide Parent (or one of its Subsidiaries) with at least the amount set forth in Schedule 4.7(x) (the “Parent Debt Commitment Financing”) to be used to fund, in part, the Parent Cash Merger Consideration, (2) the related fee letter (the “Parent Fee Letter”), (3) an engagement letter among Merrill Lynch, DBSI, and JPMS, the “Investment Banks”) and Parent relating to the engagement of the Investment Banks with respect to certain refinancing of the financing provided by the Parent Debt Commitment Letter (the “Parent Engagement Letter”), (4) an executed commitment letter, dated the date hereof (the “PGL Refinancing Commitment Letter”), among the Commitment Parties and Parent pursuant to which the Commitment Parties have agreed to provide the Company with at least the amount set forth in Schedule 4.7(y) (the “PGL Commitment Financing”) to be used by the Company to refinance, at Closing, the Company Debt and to fund, in part, the Parent Cash Merger Consideration and the fees and expenses associated therewith, (5) the related fee letter (the “PGL Fee Letter”), and (6) an engagement letter among the Investment Banks and Parent relating to the engagement of the Investment Banks with respect to certain refinancing of the financing provided by the PGL Refinancing Commitment Letter (the “PGL Engagement Letter”). To Parent’s knowledge, each of the Parent Debt Commitment, the Parent Fee Letter, the Parent Engagement Letter, the PGL Refinancing Commitment Letter, the PGL Fee Letter and the PGL Engagement Letter (collectively, the “Financing Documents”) constitutes valid and binding obligations of the other parties thereto, enforceable against such other parties in accordance with its terms, except as such enforceability may be subject to applicable bankruptcy, reorganization, insolvency, moratorium and similar Laws affecting the enforcement of creditors’ rights generally and by rules and general principles of law and equity governing specific performance, injunctive relief and other equitable remedies. As of the date hereof, (a) each of the Financing Documents in the form so delivered is (as to Parent and, to Parent’s knowledge, the other parties thereto) valid and in full force and effect, (b) none of the Financing Documents has been withdrawn, terminated or otherwise amended or modified in any respect, (c) Parent is not in breach of any of the terms and/or conditions set forth therein, and (d) no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under any term or condition of the Parent Debt Commitment Letter or the PGL Refinancing Commitment Letter. The Financing Documents constitute, as of the date hereof, the entire and complete agreement among the respective parties thereto with respect to the respective financings contemplated thereby. Except as set forth, described or provided for in the Financing Documents, (a) there are no conditions precedent to the respective obligations of the lenders under the Parent Debt Commitment Letter to provide the Parent Debt Commitment Financing, (b) there are no conditions precedent to the respective obligations of the lenders under the PGL Refinancing Commitment Letter to provide the PGL Commitment Financing, and (c), there are no contractual contingencies or other provisions under any agreement (including any side letters) relating to the transactions contemplated by this Agreement to which Parent or any of its Affiliates is a party that would permit any of such lenders to reduce the total amount of the Parent Debt Commitment

Financing or the PGL Commitment Financing (other than retranching or reallocating which does not reduce the aggregate amount thereof). As of the date hereof, Parent has no reason to believe that any of the conditions to the Parent Debt Commitment Financing or the PGL Commitment Financing will not be satisfied on a timely basis or that the funding contemplated in the Parent Debt Commitment Financing or the PGL Commitment Financing will not be made available to Parent on a timely basis in order to consummate the transactions contemplated by this Agreement. Parent has fully paid any and all commitment fees, if any, or other fees required by the Parent Debt Commitment Letter and the PGL Refinancing Commitment Letter to be paid as of the date hereof.

ARTICLE 5

CERTAIN COVENANTS

5.1 Conduct of Business of the Company. During the period commencing on the date hereof and ending at the earlier of the termination of this Agreement pursuant to Section 8.1 and the Effective Time (such period, the “Pre-Merger Period”), the Company shall and shall cause each of the Company Subsidiaries to (except (w) as set forth on Schedule 5.1 of the Company Disclosure Schedule, (x) to the extent required or expressly provided otherwise in this Agreement or any Related Agreement, (y) as expressly consented to in writing by Parent (such consent not to be unreasonably withheld, delayed or conditioned) or (z) as may be required by Law):

(a) conduct its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in material compliance with all applicable Laws;

(b) use commercially reasonable efforts to preserve intact its present business organizations, keep available the services of its key employees, consultants, material contractors, other non-employee service providers and preserve its relationships with material customers, suppliers, distributors, licensors, licensees, and others having business dealings with them;

(c) promptly notify Parent orally and in writing of any change outside the ordinary course of business of which the Company has knowledge that would reasonably be expected, individually or in the aggregate, (i) to be materially adverse to the Company or any Company Subsidiary, or (ii) to have a Company Material Adverse Effect;

(d) maintain its assets in the ordinary course of business in good operating order and condition, reasonable wear and tear excepted; and

(e) upon any damage, destruction or loss to any asset, apply insurance proceeds (net of any deductible) received with respect thereto and otherwise repair, replace and/or restore such asset, in each case, in the ordinary course of business, to substantially the condition of such asset before such event, or to such other condition as may be required by applicable Law.

5.2 Restrictions on Conduct of Business of the Company. Without limiting the generality or effect of the provisions of Section 5.1, during the Pre-Merger Period, each of PGP and the Company shall not, and shall cause each of the Company Subsidiaries not to, do, cause or permit any of the following (except (w) as set forth on Schedule 5.2 of the Company Disclosure Schedule, (x) to the extent required or expressly provided otherwise by this Agreement or any Related Agreement, (y) as expressly consented to in writing by Parent (such consent not to be unreasonably withheld, delayed or conditioned) or (z) as may be required by Law (provided that Company has notified Parent thereof as soon as reasonably practicable, including in advance if reasonably practicable):

(a) Charter Documents. Cause or permit any amendments to the Company Certificate of Formation or Company LLC Agreement or any of the organizational or governance documents of any Company Subsidiary;

(b) Dividends; Changes in Membership Interests. Except as set forth on Schedule 5.2(b) of the Company Disclosure Schedule, declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any Company Membership Interest, or split, combine or reclassify any Company Membership Interest, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for Company Membership Interests, or repurchase or otherwise acquire, directly or indirectly, any Company Membership Interests;

(c) Contracts. (A) Other than, solely in respect of KSC, in connection with the Company’s performance of its obligations under Section 5.19, enter into any Contract that would constitute a Material Contract, or (B) violate, terminate, amend, or otherwise modify (including by entering into a new Contract with such party or otherwise) or waive any of the terms of any Material Contract;

(d) Issuance of Membership Interests or Securities. Except as set forth on Schedule 5.2(d) of the Company Disclosure Schedule, issue, deliver, sell or grant (A) any shares of its capital stock or any Company Equity Rights, (B) any voting Indebtedness or other voting securities, (C) any securities convertible into or exchangeable for, or any options, warrants or rights to acquire, any such shares, Company Equity Rights, voting Indebtedness, voting securities or convertible or exchangeable securities, (D) any “phantom” stock or equity, “phantom” stock or equity rights, stock or equity appreciation rights or equity-based performance units or (E) any options, warrants, rights, securities, units, commitments, Contracts, arrangements or undertakings of any kind that give any Person the right to receive any economic benefits and rights accruing to holders of equity or other rights of the Company or any Company Subsidiary or any other Company Equity Rights; provided, however, that this Section 5.2(d) shall not apply to any equity interests in PGP;

(e) Employees; Consultants; Independent Contractors. (i) Hire any (A) additional officers or (B) other than, solely in respect of KSC, in connection with the Company’s performance of its obligations under Section 5.19, any employee, consultant or independent contractor whose total annual compensation will exceed $125,000 or whose agreement includes any deferred compensation, severance, change-of-control, equity award, or bonus provisions or any other employees, or any other employee, consultant or independent contractor, other than consistent with past practices in the ordinary course of business, (ii) terminate the employment, change the title, office or position, or materially reduce the responsibilities of any officer (other than for cause), other than in the ordinary course of business consistent with past practices, (iii) enter into, amend or extend the term of any employment or consulting agreement with (A) any officer or (B) any employee, consultant or independent contractor, other than, solely with respect to clause (B), consistent with past practices in the ordinary course of business so long as any such amendment does not extend the term beyond the Drop Dead Date, or (iv) enter into any Contract with a labor union or collective bargaining agreement; provided, however, that this Section 5.2(e) shall not apply to any officer, employee, consultant or independent contractor of PGP;

(f) Loans and Investments. Make any loans or advances to, or any investments in or capital contributions to, any Person, other than loans or advances to Employees for travel, entertainment and other business expenses consistent with past practice in the ordinary course of business; provided, however, that PGP may make loans or advances to, or any investments in or capital contributions to, any Person to the extent unrelated to the Company or any of the Company Subsidiaries or any of the assets or business of the Company and the Company Subsidiaries;

(g) Intellectual Property. Transfer or license to any Person any rights to any Company Intellectual Property owned by the Company or any Company Subsidiary, or transfer or provide a copy of any Company Source Code to any Person;

(h) Exclusive Rights and Most Favored Party Provisions. Enter into or amend any Contract pursuant to which any other party is granted exclusive rights or “most favored party” rights of any type or scope with respect to any of the Company’s products, proprietary technology, or Company Intellectual Property that is owned by the Company or any Company Subsidiary, other than consistent with past practices in the ordinary course of business, or containing any non-competition covenants or other similar restrictions relating to the Company’s business activities;

(i) Dispositions. Sell, lease, license or otherwise dispose of or encumber any of its material properties or assets, other than (A) consistent with past practices in the ordinary course of business or (B) the sale or disposition of all or any portion of the City Bonds;

(j) Indebtedness. Incur any Indebtedness, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, except for (A) borrowings under the Company Indebtedness Agreements existing prior to the date of this Agreement, copies of which have been previously delivered or made available to Parent to the extent the proceeds of such borrowings are needed, and used, in the ordinary course of the Company’s business, or (B) furniture, fixture and equipment financing by KSC as required for the Company to comply with Section 5.19; provided, however, that this Section 5.2(j) shall not apply to PGP to the extent it does not relate to the Company or any of the Company Subsidiaries or any of the assets or business of the Company and the Company Subsidiaries;

(k) Leases. Enter into any operating lease, except (i) in the ordinary course of business consistent with past practices in an amount not exceeding $250,000 in the aggregate and (ii) slot machine leases which are terminable on no more than 90 days’ notice; provided, that this Section 5.2(k) shall not apply to PGP to the extent it does not relate to the Company or any of the Company Subsidiaries or any of the assets or business of the Company and the Company Subsidiaries;

(l) Payment of Obligations. (A) Other than, solely in respect of KSC, in connection with the Company’s performance of its obligations under Section 5.19, pay, discharge or satisfy any Liabilities, other than the payment, discharge or satisfaction of Liabilities in respect of any credit facility, line of credit, term loan or equipment financing existing prior to the date of this Agreement, copies of which have been previously delivered or made available to Parent, or incurred consistent with past practices in the ordinary course of business (except for Liabilities resulting from a breach by the Company or any such Company Subsidiary, or its non-compliance, thereunder), (B) cancel any indebtedness in excess of $25,000 owed to the Company or (C) waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which the Company or any Company Subsidiary is a party; provided, that this Section 5.2(l) shall not apply to PGP to the extent it does not relate to the Company or any of the Company Subsidiaries or any of the assets or business of the Company and the Company Subsidiaries;

(m) Capital Expenditures. Make any capital expenditures, capital additions or capital improvements in excess of $250,000 in the aggregate, other than (i) solely in respect of KSC, in connection with the Company’s performance of its obligations under Section 5.19, and (ii) any capital expenditures that are made, individually or in the aggregate, in accordance with Section 5.21 and in amounts not exceeding those set forth in, the 2012 Company Capital Expenditure Budget, a copy of which has been delivered or made available to Parent as of the date of this Agreement; provided, however, that this Section 5.2(m) shall not apply to PGP to the extent it relates to its office in Los Angeles, California or does not relate to the Company or any of the Company Subsidiaries or any of the assets or business of the Company and the Company Subsidiaries;

(n) Insurance. Materially decrease the amount of any insurance coverage;

(o) Employee Benefit Plans; Pay Increases. Except as required by Law or any Company Plan in existence as of the date hereof and set forth in Schedule 3.24(a) of the Company Disclosure Schedule, (A) increase in any manner the amount of compensation or fringe benefits of, pay any bonus or special remuneration (cash, equity or otherwise) to or grant severance, retention or termination pay, vesting acceleration or other similar benefits to any Employee, consultant or independent contractor of the Company or any Company Subsidiary, (B) make any increase in or commitment to increase any Company Plan (including any severance plan), adopt or amend or make any commitment to adopt or amend any Company Plan or make any contribution, other than regularly scheduled contributions or contributions required by the terms of the Company Plan as in effect as of the date hereof, to any Company Plan, (C) waive any equity repurchase rights, accelerate, amend or change the period of exercisability of Company Equity Rights, or reprice any Company Equity Rights or authorize cash payments in exchange for any Company Equity Rights, (D) make any oral or written representation or commitment with respect to any material aspect of any Company Plan that is not materially in accordance with the existing written terms and provisions of such Company Plan, (E) grant any Company Equity Right to any Person (including any Employee), or (F) enter into any agreement with any Employee, consultant or independent contractor, the benefits of which are (in whole or in part) contingent or the terms of which are materially altered upon the occurrence of a transaction involving the Company of the nature contemplated hereby;

(p) Lawsuits; Settlements. (A) Commence a lawsuit other than (i) for the routine collection of bills, (ii) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business (provided, however, that it consults with Parent prior to the filing of such a suit), or (iii) for a breach of this Agreement or (B) settle or agree to settle any pending or threatened lawsuit or other dispute, other than (i) those involving the routine collection of bills or in the ordinary course of business consistent with past practices, (ii) a breach of this Agreement or (iii) any settlement not in excess of $100,000 individually; provided, however, that this Section 5.2(p) shall not apply to PGP to the extent it does not relate to the Company or any of the Company Subsidiaries or any of the assets or business of the Company and the Company Subsidiaries;

(q) Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the Company or any Company Subsidiary;

(r) Taxes. Make, amend, or revoke any election relating to Taxes; adopt or change any accounting method relating to Taxes; file any amended Tax Return; enter into any Tax sharing, Tax allocation, Tax indemnity or similar agreement; enter into any closing agreement; settle or compromise any claim or assessment relating to any Taxes in excess of $100,000; consent to any extension or waiver of the limitations period applicable to any Taxes or Tax Returns;

(s) Accounting. Change any accounting methods or practices (including any change in depreciation or amortization policies) or revalue any of its assets (including writing down the value of inventory or writing off notes or accounts receivable otherwise than in the ordinary course of business), except in each case as required by changes in GAAP or applicable Law;

(t) Real Property. Enter into any agreement for the purchase, sale or lease of any real property (including amendments to existing Leases);

(u) Liens. Other than any Lien (A) arising on its properties pursuant to the requirements of any existing Company Indebtedness Agreement (except any Lien resulting from a breach by the Company or any such Company Subsidiary, or its non-compliance, thereunder) and (B) incurred in the ordinary course of business and consistent with past practices, place any Lien on any of its material properties;

(v) Interested Party Transactions. Enter into any Contract in which any officer, director, key employee or Affiliate or of the Company or any Company Subsidiary or (or to the knowledge of the Company, any member of their immediate families) has an interest under circumstances that, if entered immediately prior to the date of this Agreement, would require that such Contract be listed on Schedule 3.16(a) of the Company Disclosure Schedule;

(w) Accelerate Payment of Receivables. Accelerate the payment of any receivables, provide discounts to encourage the early payment of any receivables, delay the payment of any payable, or otherwise take any action, except in compliance with, and as specified in, Schedule 5.2(w) of the Company Disclosure Schedule; and

(x) Other. Enter into a Contract to do any of the actions described in clauses (a) through (w) in this Section 5.2.

5.3 Access to Information. During the Pre-Merger Period, to the extent permitted by applicable Law, each of PGP and the Company shall, and shall cause each of the Company Subsidiaries to, provide Parent and its Representatives reasonable access during normal business hours to (a) all of the properties, facilities, books, Company Contracts, records, customers and Employees (provided, however, that such access does not unreasonably interfere with such Employee’s performance of his or her duties) of the Company and the Company Subsidiaries and (b) all other relevant information concerning the business, finances, properties, products, services and personnel of the Company and the Company Subsidiaries as Parent or any of its Representatives may reasonably request, subject to the terms of the Confidentiality Agreements. The Company agrees to provide Parent and its Representatives copies of available internal financial statements reasonably promptly upon request. The Company agrees to provide Parent, on or prior to the Closing Date, a schedule containing the Company’s good-faith estimate of the vacation accruals for each Employee as of the Closing Date. No information or knowledge obtained in any investigation pursuant to this Section 5.3 or otherwise shall affect or be deemed to modify or qualify any representation or warranty of the Company or the conditions to the obligations of the Parties to consummate the Merger.

5.4 Confidentiality. The Parties acknowledge that the Company and Parent have previously executed a Confidentiality Agreement, dated February 28, 2010, a Confidentiality Agreement dated June 9, 2011 and a Confidentiality Agreement dated March 26, 2012 (the “Confidentiality Agreements”), which Confidentiality Agreements will continue in full force and effect in accordance with their respective terms.

5.5 Public Disclosure. Except as contemplated by this Agreement or as otherwise required by Law (including applicable securities Laws) or, as to Parent or the Company, by regulatory authority, no public disclosure (whether or not in response to an inquiry) of the subject matter of this Agreement shall be made prior to the Effective Time by any Party (other than any filing by Parent or the Company with, as applicable, the SEC, the NYSE or other Governmental Entity) unless such Party has consulted with Parent and the Company for a reasonable period of time and such disclosure has been approved by Parent and the Company prior to release, which approval shall not be unreasonably withheld, conditioned or delayed.

5.6 Consents And Assignments.

(a) PGP and the Company shall use its commercially reasonable efforts to obtain prior to the Closing all consents, waivers, assignments, authorizations, releases and approvals under each Company Contract listed or described on Schedule 3.4(b) of the Company Disclosure Schedule (and, subject to Section 5.2(c), any Contract entered into after the date of this Agreement that would have been required to be listed or described on Schedule 3.4(b) of the Company Disclosure Schedule if entered into prior to the date of this Agreement); provided, however, that the Company shall not be required to pay any penalty, fee or consideration in connection with obtaining any such consent, waiver, assignment, authorization, release or approval.

(b) PGP and the Company shall give, or cause to be given, any notices the Company or any Company Subsidiary is required to deliver to third parties under such Company Contracts described in the foregoing sentence in connection with this Agreement or the Merger. Parent shall use its commercially reasonable efforts to cooperate with and assist PGP and the Company with respect to its obligations under this Section 5.6(b).

(c) At the Closing PGP shall transfer all of the membership and other equity interests in OED Acquisition, LLC, at its sole cost and expense (including without limitation any recording fees, documentary stamp or transfer tax liability) free and clear of any and all Liens to HoldCo or such other Affiliate of Parent as identified in writing by Parent at least two (2) Business Days prior to the Closing Date.

(d) Notwithstanding anything to the contrary contained in this Agreement, prior to the Closing on the Closing Date, PGP shall assign, pursuant to an assignment agreement (in form and substance reasonably satisfactory to Parent), the following Contracts (and all of its rights and obligations thereunder) to: (i) EVD: the Agreement of Sale by and among PGP and OED Acquisition, LLC and William E. Trotter II and William E. Trotter, II Family LLC dated August 30, 2002; and (ii) KSC: (A) the Assignment & Assumption Agreement, dated as of July 15, 2010, by and between Foxwoods Development Company, LLC and PGP; (B) the Exclusive Option Agreement, dated October 1, 2010, by and among PGP and Forrest Butts, et. al.; and (C) the Binding Letter of Intent by and between PGP and Double Down Development, L.C., dated July 16, 2010.

5.7 Antitrust and Gaming Approvals.

(a) Each of Parent, Merger Sub, PGP and the Company will promptly (and in no event later than five (5) Business Days following the date hereof) make or cause to be made all filings, notices, petitions, statements, registrations, submissions of information, applications or submissions of other documents required by any Governmental Entity set forth on Schedule 5.7(a) with respect to the Merger and the transactions contemplated by this Agreement, including the filing of a Notification and Report Form with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (“DOJ”) in accordance with the HSR Act and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act; provided, however, that Parent and Merger Sub will by no later than June 5, 2012 file substantially complete, applications for Gaming Approval required by any Gaming Authority set forth on Schedule 5.7(a) (“Required Gaming Approvals”) and will by no later than June 19, 2012 file substantially complete applications of directors and officers of Parent in support of such applications for any Required Gaming Approval.

(b) As promptly as is practicable after receiving any request from a Governmental Entity for information, documents, or other materials in connection with the review of the transactions contemplated by this Agreement, Parent, and each of PGP and the Company shall use its commercially reasonable efforts to comply with such request. Parent and each of PGP and the Company shall each (i) cooperate reasonably with the other in connection with resolving any inquiry or investigation by a Governmental Entity relating to the Merger or the other transactions contemplated by this Agreement; (ii) to the extent reasonably practicable and permissible under applicable Law, permit the other to review and discuss in advance, and consider in good faith the views and comments of the other and incorporate the other’s comments in connection with, any filings, notifications or material communication with any Governmental Entity relating to the Merger or the other transactions contemplated by this Agreement, including any presentations, memoranda, briefs, arguments, opinions, proposals; and (iii) promptly inform the other of any communication received from the DOJ, FTC or other Governmental Entity relating to the Merger or the other transactions contemplated by this Agreement.

(c) Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall require or be construed to require Parent, in order to obtain the consent or successful termination of any review of any Governmental Entity regarding the Merger to sell or hold separate, or agree to sell or hold separate, before or after the Effective Time, any assets, businesses or any interests in any assets or businesses, of Parent or any of its Affiliates, the Surviving Company (or to consent to any sale, or agreement to sell, by Parent or by the Surviving Company of any assets or businesses, or any interests in any assets or businesses), or any change in or restriction on the operation by Parent or any of its Affiliates of any assets or businesses (including any assets or businesses of the Surviving Company), if doing so would reasonably be expected to have a material adverse effect on Parent’s ability to receive the anticipated benefits of the Merger; provided, however, Parent shall agree, if doing so would resolve any objection asserted by a Governmental Entity with respect to the proposed transactions contemplated by this Agreement, to sell or hold separate, or agree to sell or hold separate, before or after the Effective Time any assets of Parent or any of its Affiliates, including the Surviving Company, solely to the extent that the gross revenue generated by such assets in 2011 is less than Twenty Five Million Dollars ($25,000,000) and such assets are located solely in Louisiana; provided further, however, that if such sale relates to assets of the Surviving Company, the Company or the Company Subsidiaries, the Parties shall mutually agree, acting reasonably and in good faith, whether and in what manner the Base Merger Consideration shall be adjusted to reflect any such sale.

(d) In the event that any proceeding is threatened or commenced, or a permanent or preliminary injunction or other order is threatened or entered by any Governmental Entity that would make consummation of the transactions contemplated by this Agreement unlawful or that would prevent or delay consummation of the Merger or the other transactions contemplated by this Agreement, Parent shall take promptly or cause to be taken promptly any and all steps necessary to resist and contest such proceeding and to have vacated, modified, reversed or suspended such injunction or order so as to permit such consummation by the Drop Dead Date.

(e) Each of Parent and the Company shall be responsible for the payment of their own respective filing fees in connection with the filings made pursuant to this Section 5.7 (it being understood that Parent shall be responsible for the payment of any filing fee under the HSR Act) and each shall bear its own costs and expenses (and that of its respective Representatives) incurred by such Party in complying with this Section 5.7.

(f) Parent shall not acquire or agree to acquire any assets or equity in a business of the type that competes directly with all or part of the Company if such acquisition could reasonably be expected to materially delay or prevent the receipt of any required approval under the HSR Act; provided, however, that this Section 5.7(f) shall not apply with respect to any acquisition of assets or equity for which the Company has entered into a written undertaking prior to the date of this Agreement and identified on Schedule 5.7(f).

5.8 Conditions to the Merger; Further Assurances. Subject to Section 5.7, each Party shall use its commercially reasonable efforts to (a) effectuate the Merger and the other transactions contemplated by this Agreement and the Related Agreements and to fulfill and cause to be fulfilled the conditions set forth in Article 6 that are under the reasonable control of such Party, (b) comply promptly with all requirements of applicable Law that may be imposed on such Party with respect to the Merger and promptly cooperate with and furnish information to any other Party in connection with any such requirements imposed upon such other Party in connection with the Merger and (c) obtain and make (and cooperate with the other Parties in obtaining or making) any consent, authorization, order or approval of, or any registration, declaration, or filing with, or an exemption by, any Governmental Entity (including any Gaming Approval), or, including pursuant to any applicable Gaming Law, other third party, required to be obtained or made by such Party or its subsidiaries in connection with the Merger or the taking of any action contemplated thereby or by this Agreement. Except as otherwise provided in this Agreement, each Party, at the reasonable request of another Party, shall execute and deliver such other instruments and do and perform such other acts and things as may be reasonably necessary for effecting completely the consummation of the Merger and the other transactions contemplated by this Agreement and the Related Agreements. Notwithstanding anything to the contrary in this Section 5.8, no Party shall be required pursuant to this Section 5.8 to execute or deliver any instrument or do or perform any act or thing that would result in, or constitute, a waiver of (i) any condition set forth in Article 6 or (ii) any right of such Party under this Agreement.

5.9 Notification of Certain Matters. Each of the Company and Parent shall give prompt written notice to each other, to the extent it becomes aware, of (a) the occurrence or non-occurrence of any event which is likely to cause any representation or warranty of PGP or the Company, on the one hand, or Parent or Merger Sub, on the other hand, contained in this Agreement to be untrue or inaccurate in any material respect (such that the condition contained in Section 6.3(a) or Section 6.2(a), as the case may be, would not be satisfied), (b) any failure of PGP or the Company, on the one hand, or Parent or Merger Sub, on the other hand, to comply with or satisfy in any material respect any covenant or agreement hereunder (such that the condition contained in Section 6.3(b) or Section 6.2(b), as the case may be, would not be satisfied) and (c) any event, condition, fact or circumstance that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Article 6 incapable of satisfaction prior to the Drop Dead Date; provided, however, that the delivery of any notice pursuant to this Section 5.9 shall not limit or otherwise affect any remedies available to the Party receiving such notice.

5.10 No Shop.

(a) Until the earlier of the Effective Time and the date of termination of this Agreement pursuant to Section 8.1, the Company and PGP will not, and will not authorize or instruct the Company Subsidiaries or any of their respective Representatives or members to, directly or indirectly, take any of the following actions with any Person other than Parent and its designees: (i) solicit, initiate, seek, knowingly facilitate, knowingly encourage, entertain or agree to any proposals or offers from, or execute or deliver any Contract with any Person, which Contract constitutes, or would reasonably be expected to lead to (A) any merger, membership interest issuance or exchange, business combination, reorganization, consolidation or similar transaction involving PGP, the Company or any Company Subsidiary, (B) the acquisition of beneficial ownership of any of the membership or other equity interest in PGP, the Company or any Company Subsidiary, whether by issuance by PGP, the Company or any Company Subsidiary or by purchase (through a tender offer, exchange offer, negotiated purchase or otherwise) from PGP or otherwise, (C) other than as permitted pursuant to Section 5.2, the license or transfer of a material part of the assets of PGP, the Company or any Company Subsidiary or (D) any transaction that would be reasonably expected to have a material adverse effect upon the Merger or on PGP’s or the Company’s ability to consummate the Merger (any of the transactions described in clauses (A) through (D), a “Third-Party Acquisition”); or (ii) participate in any discussions or negotiations regarding, respond to any inquiry made, or furnish to any Person any information with respect to, or otherwise cooperate in any way with, agree to, assist or participate in, solicit, consider, entertain, knowingly facilitate or knowingly encourage, any effort or attempt by any Person to do, seek or enter into, a Third-Party Acquisition.

(b) If PGP, the Company, any Company Subsidiary or any of their respective Representatives receives an unsolicited written inquiry or offer, or is approached in any manner by a Person, relating to a Third-Party Acquisition, PGP and the Company will (i) reasonably promptly notify Parent of the same and the details thereof (including the identity of the Person making the same), (ii) provide to Parent a copy of any written inquiry or offer and all correspondence related thereto, and (iii) keep Parent reasonably informed of the status thereof.

(c) The Parties agree that irreparable damage would occur in the event that the provisions of this Section 5.10 were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed by the parties that Parent shall be entitled to an immediate injunction or injunctions, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other security to prevent breaches of the provisions of this Section 5.10, to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Parent may be entitled at Law or in equity.

5.11 Certain Employment Matters.

(a) At any time during the Pre-Merger Period, Parent will have the right, but not the obligation, to interview or otherwise meet and/or discuss with the individuals listed on a separate writing provided by Parent to the Company on the date of this Agreement (“Specified Employees”) during normal business hours and as otherwise reasonably requested by Parent. In connection therewith, PGP and the Company will, and each will cause the Company Subsidiaries to, reasonably cooperate with Parent to facilitate any such interview, meeting or discussion. The Company shall use its reasonable efforts to terminate the employment of, including terminating the Company Employment Agreement of, the individuals listed on a separate writing provided by Parent to the Company on the date of this Agreement and as may be supplemented by Parent at any time prior to November 1, 2012 to include any Specified Employees (such individuals, together with such included Specified Employees the “Identified Employees”); provided, that Parent provide notice to the Company of each Specified Employee that Parent wishes to list as an Identified Employee with sufficient time to terminate the employment of such Specified Employee prior to the Closing pursuant to and in accordance with the terms of such Specified Employee’s employment agreement, if any. All of the payments, costs and expenses associated with, or payable upon, the termination of the Identified Employees, including any “change of control”, severance or other payment that is triggered by such termination or the consummation of the Merger or any of the transactions contemplated by this Agreement, shall constitute “Company Transaction Expenses.”

(b) General Compensation and Benefits. Each Employee (other than an Identified Employee) employed by the Company as of the date of this Agreement, or who may become employed by the Company after the date of this Agreement in compliance with Section 5.2(e) and who is continuing with employment with the Surviving Company from and after the Closing Date (each, a “Continuing Employee”) shall receive for a period of at least six (6) months following the Closing Date either (as determined by Parent in its sole discretion) (i) employee benefits generally comparable in the aggregate (other than any employee bonus plans) to those provided generally to Employees employed by the Company as of the date of this Agreement, or (ii) standard employee benefits offered by Parent to its employees of comparable status (it being understood that if Parent chooses clause (ii) Parent shall offer the Continuing Employees (A) an amount of base salary that is, in the aggregate, substantially similar to that provided to similarly situated employees of Parent, and (B) eligibility to participate in Parent’s bonus plans in an amount and on terms that are, in the aggregate, substantially similar to the amount and terms provided to similarly situated employees of Parent. If Parent elects clause (ii) in the preceding sentence, with respect to determination of vacation accrual and vesting in 401(k) plan related benefits, Parent shall offer the Continuing Employees comparable length of service (in determining length of service, Parent shall include each Continuing Employee’s length of service with the Company, subject to applicable non-discrimination rules)) and if Parent elects clause (ii) in the preceding sentence at Closing, coverage for each Continuing Employee under Parent’s benefit plans and programs shall commence as of 12:01 A.M. on the Closing Date. Subject to the consent of any third-party insurer, no exclusion of conditions pre-existing as of the commencement of the Continuing Employee’s employment with Parent shall be imposed under Parent’s welfare benefit plans and programs except to the extent applicable as of that date under the comparable plan or program of the Company.

(c) No Right to Continued Employment or Benefits; No Third-Party Rights. Neither Parent, Surviving Company nor any of their respective Subsidiaries is under any obligation to hire or retain any Employee, or provide any Employee with any particular benefits (other than as may be expressly provided in the Company Plans, subject to the terms and conditions thereof), or make any payments or provide any benefits to those Employees whom Parent subsequently terminates. Nothing in this Section 5.11 is intended to or does create any third-party beneficiary rights or any other rights or obligations to or for the benefit of anyone other than the Parties.

(d) FICA, Employment Taxes. With respect to any Employees terminated by the Company prior to the Effective Time, the Company shall be responsible for all FICA, payroll and employment Taxes relating to each Employee until the termination of his or her employment with the Company, including any payments made with respect to any Company Equity Rights. Parent shall be responsible for all FICA, payroll and employment taxes relating to the Continuing Employees commencing from the date on which their employment with Parent commences.

(e) Company Employee Plans. To the extent Parent notifies the Company in writing no less than ten (10) Business Days prior to the Closing Date, (i) effective immediately preceding the Closing, the Company will take action to terminate any and all Company Plans, including any and all Company Plans intended to qualify as qualified cash or deferred arrangements under Section 401(k) of the Code (each such Company Plan, a “Company 401(k) Plan”) and, the Company will provide Parent with reasonable evidence, in the form of resolutions of the Company Board terminating such Company Plan, that such plans have been terminated not later than, and effective immediately prior to, the Closing pursuant to resolutions duly adopted by the Company Board or other duly-designated authority, and (ii) the Company will take action prior to the Closing to amend each such Company 401(k) Plan effective prior to its termination to provide for the automatic payment of participants’ accounts upon plan termination in the form of a lump sum.

(f) Change of Control Bonus. As a result of the Closing of transactions contemplated by this Agreement, certain individuals will be entitled to change of control bonuses or pay, without the occurrence of any other event after the Closing. To the extent not paid prior to the Closing, such change of control bonuses or payments will constitute Company Transaction Expenses. Notwithstanding anything in this Agreement to the contrary (including Section 5.1 and/or Section 5.2), the Company and the Company Subsidiaries shall have the right, exercisable in their sole discretion, to pay such change of control bonuses and/or pay to such individuals on the Closing Date.

(g) Deferred Compensation Plan. Within the thirty (30) day period prior to the Effective Time and subject to and conditioned upon the Closing, the Company shall terminate the Company’s Executive Nonqualified Excess Plan (the “Deferred Compensation Plan”) in accordance with its terms and subject to compliance with Section 409A of the Code in all respects, it being understood that Parent and its Affiliates shall in no event be required to terminate any “nonqualified deferred compensation plan” maintained by Parent or its Affiliates. As soon as administratively practicable following the effective date of the termination of the

Deferred Compensation Plan, the Company shall commence distributing the assets of the Deferred Compensation Plan. Notwithstanding anything in this Agreement to the contrary (including Section 5.1 and/or Section 5.2), (i) prior to the Closing on the Closing Date, the Company shall make all contributions to the Deferred Compensation Plan with respect to the payroll occurring on the Closing Date, including all employer matching contributions, and (ii) the Deferred Compensation Plan may be amended to effectuate this Section 5.11(g). Any payments with respect to the Deferred Compensation Plan pursuant to this Section 5.11(g) shall if not previously taken into account in determining the Estimated Base Merger Consideration pursuant to Section 2.2 be taken into account in the adjustment to the Merger Consideration pursuant to Section 2.5.

(h) Payment of 2012 Bonuses. Notwithstanding anything in this Agreement to the contrary (including Section 5.1 and/or Section 5.2), prior to the Closing on the Closing Date, (i) the Company shall, and PGP shall cause the Company to, pay to certain Employees of the Company (determined by PGP in its sole discretion) and (ii) each Company Subsidiary shall, and PGP and the Company shall cause each Company Subsidiary to, pay to each qualifying Employee of such Company Subsidiary, (determined by PGP in its reasonable sole discretion), in each case, a bonus in respect of the entire 2012 fiscal year in amounts determined by PGP in its reasonable sole discretion; provided that PGP shall provide Parent at least five (5) business Days in advance of the Closing Date a schedule setting forth the aggregate amount of bonus payments to be paid in accordance with this Section 5.11(h).

5.12 Tax Matters.

(a) Cooperation, Access to Information, and Record Retention. The Member and Parent shall cooperate, and cause their Representatives and Affiliates to cooperate, to the extent reasonably requested by any other Party in connection with the preparation and filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes of the Member or a member of the Member, the Company and the Company Subsidiaries (including any Taxes imposed on the Member or a member of the Member as a result of its ownership interest in the Company or any Company Subsidiary). Such cooperation shall include the provision of records and information that are reasonably relevant to any such Tax Return, audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Member, Parent and the Surviving Company shall (i) retain all books and records with respect to Company and Company Subsidiaries Taxes (including Tax Returns) relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations for assessment of Taxes for such respective taxable period, and (ii) give the other parties hereto reasonable written notice prior to transferring, destroying or discarding any such books and records and, if another party so requests, allow such party to take possession of such books and records.

(b) Transfer Taxes. Any Transfer Taxes shall be borne fifty percent (50%) by Parent and fifty percent (50%) by the Member. Either the Member or Parent, as obligated by applicable Law, shall prepare and file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and the Person that prepares and files such Tax Returns shall provide the other with a copy thereof. If required by applicable Law, Parent or the Member, as applicable, shall, and shall cause its Affiliates to, join in the execution of any such Tax Returns and other documentation; provided, however, that prior to the execution of any such Tax Return, such Tax Return shall be modified as Parent or the Member, as applicable, determines necessary in order to comply with applicable Law.

(c) Straddle Period. In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Taxes based on or measured by income or receipts (including income, sales and use and withholding taxes) of the Member (or the members of the Member, as applicable), the Company or any of the Company Subsidiaries for any Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date and the amount of other Taxes of the Member (or the members of the Member, as applicable), the Company or any of the Company Subsidiaries for a Straddle Period that relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the taxable period ending on the Closing Date, and the denominator of which is the number of days in such Straddle Period.

(d) Filing Tax Returns. Unless otherwise provided in this Section 5.12(d), Parent shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company and the Company Subsidiaries that are filed after the Effective Time. With respect to any Tax Return that includes the portion of a Straddle Period ending on and including the Closing Date, Parent shall provide the Member with the opportunity to review and comment on such Tax Return, and Parent shall not file (or cause to be filed) such Tax Return without the prior written consent of the Member, such consent not to be unreasonably withheld or delayed. The Member shall prepare or cause to be prepared and file or cause to be filed all federal income Tax Returns, and all applicable state and local income Tax or franchise Tax Returns, for the Company and the Company Subsidiaries for all periods ending on or prior to the Closing Date that are filed after the Closing Date. The Member shall permit Parent to review each such Tax Return described in the preceding sentence prior to filing and shall reasonably consider any comments provided by Parent to such Tax Returns. The Member shall also prepare or cause to be prepared and file or cause to be filed all other Tax Returns for the Company and the Company Subsidiaries for all periods ending on or prior to the Closing Date that are filed after the Closing Date. The Member shall provide Parent with the opportunity to review and comment on such Tax Returns, and the Member shall not file (or caused to be filed) such Tax Returns without the prior written consent of Parent, such consent not to be unreasonably withheld or delayed. The Member shall prepare or cause to be prepared and file or cause to be filed all federal income Tax Returns, and all applicable state and local income Tax or franchise Tax Returns for the Member. All Tax Returns of the Company and the Company Subsidiaries shall be prepared in accordance with the existing procedures, practices and accounting methods of the Company and the Company Subsidiaries, except to the extent such procedures, practices and accounting methods do not have sufficient legal support to avoid the imposition of penalties, fines or similar amounts.

(e) Controversies.

(i) To the extent any Parent Indemnified Party is entitled to indemnification under Section 7.2(a) with respect to a Tax Matter, the Member shall have the exclusive authority to control any audit or examination by any Tax Authority, and contest, resolve and defend against any assessment for additional Taxes, notice of Tax deficiency or other adjustment of Taxes of or relating to any Tax liability of the Company or the Company

Subsidiaries or Tax matter relating to the Company or the Company Subsidiaries (each, a “Tax Matter”), for any taxable period ending on or before the Closing Date, and the Member shall be entitled to any Tax refund relating to such Taxes provided, however, that the Member shall provide to Parent (at Parent’s expense) reasonable participation rights with respect to so much of any Tax Matter that is reasonably likely to affect the Tax liability of Parent, the Surviving Company, or any Company Subsidiary for any Post-Closing Tax Period. The Member shall not enter into any settlement of, or otherwise compromise, any such Tax Matter that would adversely affect Parent, the Surviving Company, or any Company Subsidiary for any Post-Closing Tax Period without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed.

(ii) Parent shall have the exclusive authority to control any Tax Matter for any taxable period beginning after the Closing Date. Parent shall not enter into any settlement of, or otherwise compromise, any such Tax Matter that would adversely affect the Member or a member of the Member for any Pre-Closing Tax Period without the prior written consent of the Member, which consent shall not be unreasonably withheld, conditioned or delayed. Parent shall have authority to control any Tax Matter with respect to the Surviving Company or the Company, as applicable, and any Company Subsidiary that relates to a Straddle Period, provided, however, Parent shall provide the Member (at the Member’s expense) reasonable participation rights with respect to so much of such Tax Matter that is reasonably likely to affect the Tax liability of a Member or a member of the Member or for which the Member has an indemnity obligation under Section 7.2(a). Parent shall not enter into any settlement of, or otherwise compromise, any such Tax Matter that would adversely affect a Member or a member of the Member without the prior written consent of the Member, which consent shall not be unreasonably withheld, conditioned or delayed.

(f) Termination of Tax Allocation Agreements. Any tax allocation or sharing agreement or arrangement, whether or not written, that may have been entered into by the Member on the one hand, and the Company or the Company Subsidiaries, on the other hand, shall be terminated as to the Company and the Company Subsidiaries as of the Closing Date, and no payments which are owed by or to the Company and the Company Subsidiaries pursuant thereto shall be made thereunder. After the Closing Date, neither the Company nor the Company Subsidiaries, on the one hand, nor the Member, on the other hand, shall have any further rights or liabilities thereunder with respect to the other party or parties.

(g) Tax Refunds. At the Member’s request, the Surviving Company and the Company Subsidiaries shall apply for any Tax refund for an amount in excess of $100,000 that is available with respect to any Tax for a Pre-Closing Tax Period that was imposed on the Company or the Company Subsidiaries. The Member or its Representative shall, at its own expense, prepare any Tax Return and other required documentation to be filed by the Surviving Company or the Company Subsidiaries to apply for such Tax refund. The Member shall reimburse Parent, the Surviving Company and the Company Subsidiaries for all out-of-pocket costs incurred in connection with obtaining such refund. With respect to any taxable period ending on or before the Closing Date, any Tax refund (including any interest in respect thereof) received by Parent, the Surviving Company or the Company Subsidiaries shall be for the account of the Member, and Parent shall pay over to the Member any such amounts within fifteen (15) days after the receipt or entitlement of such refund or credit.

(h) Allocation of Company Transaction Expenses. Any deductions or other tax benefits arising in connection with the payment of the Company Transaction Expenses (or the payment of any fees, expenses or other amounts paid by a Company Subsidiary in connection with the Merger that would have been treated as Company Transaction Expenses if they had been paid by the Company) will be allocated to the members of the Member as of the Closing Date in accordance with the limited liability company agreement of the Member.

(i) Effect on Indemnity Rights of Parent. Nothing in this Section 5.12 shall be deemed to limit or otherwise affect the rights of Parent under Article 7

5.13 Litigation. PGP and the Company will (a) notify Parent in writing reasonably promptly after learning of any action, suit, arbitration, mediation, proceeding, claim, or investigation by or before any Governmental Entity or arbitrator initiated by or against PGP, the Company or any of the Company Subsidiaries, or to the Company’s knowledge to be threatened against PGP, the Company, any Company Subsidiary or any of their respective directors, officers, managers, members or Employees in their capacity as such (a “New Litigation Claim”), (b) keep Parent reasonably informed of material developments in any New Litigation Claim, and (c) consult in good faith with Parent regarding the conduct of the defense of any New Litigation Claim.

5.14 Disclosure Schedules. Parent and PGP and the Company may supplement the information set forth on the Parent Disclosure Schedule and the Company Disclosure Schedule, respectively, with respect to any matter now existing or hereafter arising that, if existing or occurring at or prior to the date of this Agreement, would have been required to be set forth or described in the Parent Disclosure Schedule and the Company Disclosure Schedule, respectively, on the date of this Agreement or that is necessary to correct any information in the Parent Disclosure Schedule or the Company Disclosure Schedule, respectively, which has been rendered inaccurate thereby reasonably promptly following discovery thereof. Any such disclosure shall not be deemed to constitute an exception to the representations and warranties of Parent or Merger Sub under Article 4 or the Company under Article 3, as the case may be, nor limit the rights of PGP and the Company or Parent, as the case may be, under this Agreement for any breach by Parent or PGP or the Company, as the case may be, of such representations and warranties or have any effect for purposes of determining the satisfaction of the conditions set forth in Article 6.

5.15 Financial Statements.

(a) The Company will deliver to Parent as promptly as practicable (and in any event within thirty (30) days) after the end of each calendar month unaudited financial statements of the Company and the Company Subsidiaries that substantially conform to the requirements of the Company Financial Statements.

(b) The Company acknowledges Parent must file with the SEC on Form 8-K the financial statements required by Item 9.01 of Form 8-K. During the Pre-Merger Period, the Company shall use its commercially reasonable efforts to (i) afford and to make available to Parent and the independent public accountants selected by Parent to perform the necessary reviews, and provide to them reasonable access during normal business hours to, such records, financial statements or other documentation as may be necessary or useful in the preparation and audit of such required financial statements and (ii) to assist in the preparation and audit of such financial statements in the manner reasonably requested by Parent.

5.16 Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement upon the terms and subject to the conditions set forth in this Agreement.

5.17 Continuing Director and Officer Indemnification.

(a) For a period of six (6) years after the Effective Time, Parent agrees to cause the Surviving Company to ensure, and the Surviving Company immediately following the Closing shall ensure, that all rights to indemnification and advancement of expenses, to the extent that the Surviving Company is permitted to indemnify and advance under applicable Law, now existing in favor of any individual who, at or prior to the Effective Time, was a director or officer of the Company or any of the Company Subsidiaries or who, at the request of the Company or any of the Company Subsidiaries, served as a trustee or fiduciary under or with respect to any employee benefit plan of the Company or the Company Subsidiaries (within the meaning of Section 3.3 of ERISA) (collectively, with such individual’s heirs, executors or administrators, the “Indemnified Persons”), as provided in the respective governing documents and indemnification agreements to which the Company or any of the Company Subsidiaries is a party, shall survive the Merger and continue in full force and effect, and the indemnification agreements and the provisions with respect to indemnification and limitations on liability set forth in such governing documents and indemnification agreements shall not be amended, repealed or otherwise modified (unless required by law) in a manner that is adverse to any such Indemnified Persons; provided, however, that in the event any claim or claims are asserted or made within such six (6) year period, all rights to indemnification and advancement of expenses in respect of any such claim or claims shall continue until final disposition of any and all such claims; provided further, however, that any such advancement of expenses shall be conditioned upon the Surviving Company’s receipt of an undertaking by such Indemnified Person to repay such amount if it is determined by a court of competent jurisdiction that the Indemnified Person is not entitled to be indemnified in accordance with this Section 5.17. Neither Parent nor the Surviving Company shall settle, compromise or consent to the entry of judgment in any action or investigation or threatened action or investigation involving an Indemnified Person without the written consent of such Indemnified Person.

(b) Prior to the Effective Time, Parent shall cause the Surviving Company to obtain and fully pay for, at its sole cost and expense, for a period of six (6) years thereafter, (i) a tail policy to the current policy of directors’ and officers’ liability insurance maintained by the Company, which tail policy shall be effective for a period from the Closing through and including the date six (6) years after the Closing Date with respect to claims arising from facts or events that occurred on or before the Closing, and which tail policy shall contain terms with respect to coverage and amounts no less advantageous in the aggregate than, the coverage currently provided by such current policy; and (ii) “run-off” coverage as provided by the Company’s fiduciary and employee benefit policies, in each case, covering those Persons who are covered on the date of this Agreement by such policies and with terms, conditions, retentions and limits of liability that are no less advantageous than the coverage provided under the

Company’s existing policies (the policies in clause (i) and (ii), collectively, the “Continuing Insurance Policies”); provided, however, that in satisfying its obligation under this Section 5.17(b), the Surviving Company shall not be obligated to pay a premium in the aggregate in excess of 250% of the amount per annum paid by the Company in its last full fiscal year for such Continuing Insurance Policies, which amount has been disclosed by the Company to Parent prior to the date hereof; provided further, however, that if the premium for the Continuing Insurance Policies exceeds such maximum amount, the Surviving Company shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such maximum amount.

(c) From and after the Effective Time, Parent and Merger Sub agree to cause the Surviving Company, and the Surviving Company immediately following the Closing agrees, to indemnify, to the extent that the Surviving Company is permitted to indemnify under applicable Law, all Indemnified Persons with respect to all acts and omissions arising out of such individuals’ services as officers or directors of the Company or any of the Company Subsidiaries or as trustees or fiduciaries of any plan for the benefit of employees of the Company or any of the Company Subsidiaries, occurring prior to the Effective Time, including the execution of, and the transactions contemplated by, this Agreement or the Related Agreements, other than to the extent resulting from bad faith, gross negligence or intentional malfeasance. Without limitation of the foregoing, in the event any such Indemnified Person is or becomes involved in any action, proceeding or investigation in connection with any act or omission in his or her capacity as a director or officer of the Company or any of the Company Subsidiaries, including the transactions contemplated by this Agreement, occurring prior to and including the Effective Time, the Surviving Company, from and after the Effective Time, shall pay, as incurred, to the extent that the Surviving Company is permitted to provide pay and advance under applicable Law, such Indemnified Person’s reasonable legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith; provided further, however, that any such advancement of expenses shall be conditioned upon the Surviving Company’s receipt of an undertaking by such Indemnified Person to repay such amount if it is determined by a court of competent jurisdiction that the Indemnified Person is not entitled to be indemnified in accordance with this Section 5.17.

(d) Notwithstanding any other provisions hereof, the obligations of Parent and the Surviving Company contained in this Section 5.17 shall be binding upon the successors and assigns of Parent and the Surviving Company. In the event Parent or the Surviving Company, or any of their respective successors or assigns, (i) consolidates with or merges into any other Person or (ii) transfers all or substantially all of its properties or assets to any Person, then, and in each case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, honor the indemnification obligations set forth in this Section 5.17.

(e) The obligations of Parent and the Surviving Company under this Section 5.17 shall survive the Closing and shall not be terminated or modified in such a manner as to affect adversely any Indemnified Person to whom this Section 5.17 applies without the consent of such affected Indemnified Person (it being expressly agreed that the Indemnified Persons to whom this Section 5.17 applies shall be third-party beneficiaries of this Section 5.17, each of whom may enforce the provisions of this Section 5.17).

5.18 Parent Financings.

(a) Parent shall use its commercially reasonable best efforts:

(i) to obtain the Parent Debt Financing on or before December 20, 2012 (the “Parent Funding Date”), on the terms and conditions described in the Parent Debt Commitment Letter (except to the extent that Parent has irrevocably (other than the condition that the Closing occur) received funds from alternative financings), including using commercially reasonable best efforts to: (1) enter into definitive agreements with respect to the Parent Debt Financing (including agreeing to any requested changes to the commitments thereunder by the committed lenders in accordance with the related flex provisions); (2) satisfy (or obtain a waiver) on a timely basis of all conditions in such definitive agreements (within Parent’s control); and (3) consummate the Parent Debt Financing contemplated by the Parent Debt Commitment Letter on or prior to Closing, in each case, except to the extent that Parent has irrevocably (other than the condition that the Closing occur) received funds from alternative financings. Parent shall not, and shall not permit any of its Affiliates to, without the prior written consent of PGP, take or fail to take any action or enter into any transaction that could reasonably be expected to materially impair, delay or prevent consummation of the Parent Debt Financing contemplated by the Parent Debt Commitment Letter (unless Parent has irrevocably (other than the condition that the Closing occur) received funds equal to the amount of the Parent Debt Financing on alternative terms). In the event any portion of the Parent Debt Financing expires or is terminated or otherwise becomes unavailable on the terms and conditions contemplated in the Parent Debt Commitment Letter, or in the event Parent no longer believes in good faith that it will be able to obtain all or any portion of the Parent Debt Financing contemplated by the Parent Debt Commitment Letter on the terms described therein, Parent promptly (and in any event within twenty-four (24) hours) shall notify PGP of such unavailability and the reasons therefor. Parent shall not permit any amendment or modification to be made to the Parent Debt Commitment Letter, or waive any provision or remedy under the Parent Debt Commitment Letter, without the prior written consent of PGP (which consent shall not be unreasonably withheld, conditioned or delayed). Parent shall provide notice to PGP promptly upon receiving the Parent Debt Financing and shall furnish correct and complete copies of the definitive agreements with respect thereto to PGP promptly upon their execution. The definitive documents for the Parent Debt Financing shall permit and authorize any transaction contemplated by this Agreement, including the issuance the HoldCo Note in the amounts and in the manner contemplated hereby. Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 5.18(a)(i) shall require, and in no event shall the commercially reasonable best efforts of Parent be deemed or construed to require, Parent to bring any enforcement action against any Parent Financing Source in connection with obtaining the Parent Debt Financing, except in the event that the Parent Financing Source has materially breached (as reasonably determined by Parent) its obligations under the Parent Debt Commitment Letter, in which case, Parent shall if requested by PGP, use its commercially reasonable efforts to bring and pursue an enforcement action against such Parent Financing Source; provided, however, that if PGP shall be responsible for, and bear as incurred, all of the costs relating to bringing or pursuing the enforcement action, then the costs required to be incurred by Parent in connection with such action shall not be taken into consideration in Parent’s determination of the commercially reasonable efforts to be made by Parent; provided, however, that in such event Parent’s efforts to bring and pursue such an enforcement action shall be subject to its reasonable efforts.

(ii) to obtain the PGL Debt Financing on or before the Parent Funding Date, on the terms and conditions described in the PGL Refinancing Commitment Letter (except to the extent that Parent has irrevocably (other than the condition that the Closing occur) received funds from alternative financings), including using commercially reasonable best efforts to: (1) enter into definitive agreements with respect to the PGL Debt Financing (including agreeing to any requested changes to the commitments thereunder by the committed lenders in accordance with the related flex provisions); (2) satisfy (or obtain a waiver) on a timely basis of all conditions in such definitive agreements (within Parent’s control); and (3) consummate the PGL Debt Financing contemplated by the PGL Refinancing Commitment Letter on or prior to Closing, in each case, except to the extent that Parent has irrevocably (other than the condition that the Closing occur) received funds from alternative financings. Parent shall not, and shall not permit any of its Affiliates to, without the prior written consent of PGP, take or fail to take any action or enter into any transaction that could reasonably be expected to materially impair, delay or prevent consummation of the PGL Debt Financing contemplated by the PGL Refinancing Commitment Letter (unless Parent has irrevocably (other than the condition that the Closing occur) received funds equal to the amount of the PGL Debt Financing on alternative terms). In the event any portion of the PGL Debt Financing expires or is terminated or otherwise becomes unavailable on the terms and conditions contemplated in the PGL Refinancing Commitment Letter, or in the event Parent no longer believes in good faith that it will be able to obtain all or any portion of the PGL Debt Financing contemplated by the PGL Refinancing Commitment Letter on the terms described therein, Parent promptly (and in any event within twenty-four (24) hours) shall notify PGP of such unavailability and the reasons therefor. Parent shall not permit any amendment or modification to be made to the PGL Refinancing Debt Commitment Letter, or waive any provision or remedy under the PGL Refinancing Commitment Letter, without the prior written consent of PGP (which consent shall not be unreasonably withheld, conditioned or delayed). Parent shall provide notice to PGP promptly upon receiving the PGL Debt Financing and shall furnish correct and complete copies of the definitive agreements with respect thereto to PGP promptly upon their execution. The definitive documents for the PGL Debt Financing shall permit and authorize any transaction contemplated by this Agreement, including the issuance of the HoldCo Note in the amount and in the manner contemplated hereby. Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 5.18(a)(ii) shall require, and in no event shall the commercially reasonable best efforts of Parent be deemed or construed to require, Parent to bring any enforcement action against any Parent Financing Source in connection with obtaining the PGL Debt Financing, except in the event that the Parent Financing Source has materially breached (as reasonably determined by Parent) its obligations under the PGL Refinancing Debt Commitment Letter, in which case, Parent shall if requested by PGP, use its commercially reasonable efforts to bring and pursue an enforcement action against such Parent Financing Source; provided, however, that if PGP shall be responsible for, and bear as incurred, all of the costs relating to bringing or pursuing the enforcement action, then the costs required to be incurred by Parent in connection with such action shall not be taken into consideration in Parent’s determination of the commercially reasonable efforts to be made by Parent; provided, however, that in such event Parent’s efforts to bring and pursue such an enforcement action shall be subject to its reasonable efforts.

(iii) to keep available, at all times during the Pre-Merger Period, under the revolving portion of the Parent Indebtedness Agreements the amount set forth on Schedule 5.18(a)(iii) (the “Revolver Amount”), which together with the Parent Debt Financing, will be used to finance, in part, the transactions contemplated by this Agreement.

(b) Notwithstanding anything herein to the contrary, during the Pre-Merger Period, PGP and the Company shall, and shall cause the Company Subsidiaries and each of its and their respective managers, directors, officers, and employees to, use its respective commercially reasonable best efforts (i) in working and cooperating with Parent and Parent’s Representatives in connection with arranging and obtaining the Parent Debt Financing and the PGL Debt Financing, and (ii) to provide all commercially reasonable information and assistance reasonably requested by Parent in connection with arranging and obtaining the Parent Debt Financing and PGL Debt Financing.

(c) Parent and Merger Sub shall keep the Company reasonably informed with respect to the Parent Debt Financing and the PGL Debt Financing, and shall provide the Company with written notice promptly after the completion of the Parent Debt Financing. If Parent or Merger Sub shall have knowledge of any fact or event which will or would reasonably be expected to prevent any Parent from timely consummating or otherwise receiving the proceeds of the Parent Debt Financing or PGL Debt Financing, Parent shall as promptly as practicable (and in any event not later than twenty-four (24) hours thereafter) disclose the same in writing to the Company in reasonable detail.

(d) Notwithstanding anything to the contrary contained in this Agreement, if, on or after the Parent Funding Date (i) the lenders under the Parent Debt Commitment Letter are ready, willing and able to fund the Parent Debt Financing under the terms and conditions of the Parent Debt Commitment Letter, and (ii) all of the conditions to Closing set forth in Section 6.1 and Section 6.3 have been waived by Parent or satisfied (other than such conditions that by their nature are to be satisfied at the Closing, but subject to the waiver by Parent or satisfaction of such conditions at the Closing), then PGP shall have the right, upon written notice to Parent, to require Parent (except to the extent Parent has irrevocably (other than the condition that the Closing occur) received funds from alternative financings and applies such funds to finance, in part, the transactions contemplated by this Agreement) to draw down, at Closing, the Parent Debt Financing on the terms and conditions of the Parent Debt Commitment Letter and to consummate the transactions contemplated hereby (assuming the availability of the PGL Debt Financing), and to specifically enforce this Section 5.18(d).

(e) Notwithstanding anything to the contrary contained in this Agreement, if on or after the Parent Funding Date (i) the lenders under the PGL Refinancing Commitment Letter are ready, willing and able to fund the PGL Debt Financing under the terms and conditions of the PGL Refinancing Commitment Letter, and (ii) all of the conditions to Closing set forth in Section 6.1 and Section 6.3 have been waived by Parent or satisfied (other than such conditions that by their nature are to be satisfied at the Closing, but subject to the waiver by Parent or satisfaction of such conditions at the Closing), then PGP shall have the right, upon written notice to Parent, to require Parent (except to the extent Parent has irrevocably (other than the condition that the Closing occur) received funds from alternative financings and applies such funds to finance, in part, the transactions contemplated by this Agreement) to draw down, at

Closing, the PGL Debt Financing on the terms and conditions of the PGL Refinancing Commitment Letter and to consummate the transactions contemplated hereby (assuming the availability of the Parent Debt Financing), and to specifically enforce this Section 5.18(e).

(f) Notwithstanding anything to the contrary contained in this Agreement, if, on or after the Parent Funding Date (i) the lenders under the (x) Parent Debt Commitment Letter are ready, willing and able to fund the Parent Debt Financing under the terms and conditions of the Parent Debt Commitment Letter, and (y) the PGL Refinancing Commitment Letter are ready, willing and able to fund the PGL Debt Financing under the terms and conditions of the PGL Refinancing Commitment Letter, and (ii) all of the conditions to Closing set forth in Section 6.1 and Section 6.3 have been waived by Parent or satisfied (other than such conditions that by their nature are to be satisfied at the Closing, but subject to the waiver by Parent or satisfaction of such conditions at the Closing), then PGP shall have the right, upon written notice to Parent, to require Parent (except to the extent Parent has irrevocably (other than the condition that the Closing occur) received funds from alternative financings and applies such funds to finance, in part, the transactions contemplated by this Agreement) to draw down, at Closing, the Revolver Amount and to consummate the transactions contemplated hereby (assuming the availability of the Parent Debt Financing and the PGL Debt Financing), and to specifically enforce this Section 5.18(f).

(g) The Company shall (A) substantially simultaneous with the Effective Time issue a notice of optional redemption for all of the outstanding aggregate principal amount of the PGL Secured Notes and the PGL Unsecured Notes, pursuant to the redemption provisions of the applicable Indenture and (B) take any other actions reasonably requested by the Parent to facilitate the satisfaction and discharge of all of the PGL Secured Notes and PGL Unsecured Notes pursuant to the satisfaction and discharge provisions of the applicable Indenture and the other provisions of the Indentures applicable thereto, including without limitation, deliver to the Trustee, to the extent required under the applicable Indenture, a customary Opinion of Counsel (subject to customary qualifications and exceptions) and Officers’ Certificate (as each such term is defined in the applicable Indenture) relating thereto. The redemption and satisfaction and discharge of any of the PGL Secured Notes and PGL Unsecured Notes pursuant to the preceding sentence are referred to collectively as the “Discharge” of such PGL Secured Notes and PGL Unsecured Notes. The Company shall, and shall cause its Subsidiaries to, and shall use commercially reasonable best efforts to cause their respective Representatives to, provide all cooperation reasonably requested by Parent in connection with the Discharge of any of the PGL Secured Notes and PGL Unsecured Notes.

5.19 Phase 1B and Phase 2 Construction and Development. During the Pre-Merger Period, the Company shall, and shall cause KSC to, (a) construct and develop Phase 1B in accordance with the Phase 1B Construction Budget and the Phase 1B Construction Schedule and (b) further the construction and development of Phase 2 in accordance with the Phase 2 Construction Budget and the Phase 2 Construction Schedule, in each case, as such Construction Budget and/or Construction Schedule, as applicable, is updated or amended pursuant to this Section 5.19. During the Pre-Merger Period, the Company and KSC shall (i) keep Parent reasonably informed of and allow Parent to attend and participate in the weekly (A) construction meeting and (B) construction/operation communication meeting, (ii) conduct meetings with Parent as reasonably requested by Parent to discuss the construction and development of Phase

1B and Phase 2, (iii) keep Parent reasonably informed of any proposed update or amendment to any Construction Budget and/or Construction Schedule and (iv) have the right to make updates and amendments to the Construction Budgets and/or the Construction Schedule to reflect (A) the actual progress of such construction and development and (B) changes thereto made in the ordinary course of business; provided, however, that any such amendment that is materially inconsistent with the Phase 1B Design, the Phase 1B Fit Out Standard, the Phase 2 Design and/or the Phase 2 Fit Out Standard, as applicable, shall require the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed).

5.20 2012 Company Capital Expenditure Budget. Schedule 5.20 of the Company Disclosure Schedule sets forth a true and complete copy of the 2012 Company Capital Expenditure Budget as of the date of this Agreement. During the Pre-Merger Period, the Company shall, and shall cause the Company Subsidiaries (other than KSC) to make the capital expenditures, capital additions and/or capital improvements (collectively, the “Required Improvements”) reflected in the line items set forth under the headings “CER’s on File & Approved” and “CER’s on File Not Yet Approved” (other than the line item “Emergency Contingency” under the heading “CER’s on File Not Yet Approved”) (the “Required Improvement Line Items”). The Required Improvements will be completed with the quality and to a standard comparable to the Company Gaming Property in which such Required Improvement is being made. The Company will prepare a schedule in accordance with Section 2.5(a) that details for each Company Gaming Property (i) the Required Improvements completed for each Required Improvement Line Item for such property, (ii) the aggregate costs paid for such completed Required Improvements, and (iii) the Required Improvement Remaining Balance.

5.21 Control of Operations. Without in any way limiting any Party’s rights or obligations under this Agreement, the Parties understand and agree that nothing contained in this Agreement shall give Parent or any of its Affiliates, directly or indirectly, the right to control or direct the Company’s or any Company Subsidiary’s operations prior to the Effective Time. Prior to the Effective Time, the Company and the Company Subsidiaries shall exercise, consistent with the terms of this Agreement, complete control and supervision over their respective operations.

5.22 Insurance Policies. PGP shall use its commercially reasonable efforts to assign, prior to the Closing, to the Company any insurance policies set forth on Schedule 3.20 of the Company Disclosure Schedule that are identified by Parent on or before September 1, 2012. Notwithstanding anything to the contrary contained in this Agreement (including Section 5.1 and/or Section 5.2), PGP and the Company shall have the right to assign such insurance policies in compliance with its obligations under this Section 5.22.

5.23 Post-Closing Trotter Payments. From and after the Closing, the Surviving Company shall timely make when due all payments required to be made by the Company or Company Subsidiary under the Agreement of Sale by and among PGP and OED Acquisition, LLC and William E. Trotter II and William E. Trotter, II Family LLC dated August 30, 2002 (as in effect immediately prior to the Closing) and assigned to the Company or such Company Subsidiary pursuant to Section 5.6(d).

ARTICLE 6

CONDITIONS TO THE MERGER

6.1 Conditions to the Obligations of Each Party. The respective obligations of the Parties to consummate the Merger and the transactions contemplated by this Agreement shall be subject to the waiver in writing by the Company and Parent (to the extent legally permitted) or the satisfaction at or prior to the Closing of each of the following conditions:

(a) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition issued by any Governmental Entity of competent jurisdiction preventing the consummation of the Merger, or materially modifying the terms and conditions thereof, shall be in effect, and there shall be no pending action, proceeding or other application by any Governmental Entity of competent jurisdiction seeking any such order, restraint or prohibition.

(b) Consents, Approvals and Authorizations. All consents, approvals, orders and authorizations from, and all declarations, filings and registrations with, any Governmental Entity, including all necessary approvals under any applicable Gaming Law, required to consummate the Merger, the Parent Financings and the other transactions contemplated by this Agreement shall have been obtained or made without the imposition of any material conditions (other than any action Parent is required to take pursuant to the proviso contained in Section 5.7(c)), and the waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have expired or been terminated.

6.2 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger and the transactions contemplated by this Agreement shall be subject to the waiver by the Company in writing (to the extent legally permitted) or the satisfaction at or prior to the Closing of each of the following conditions:

(a) Representations and Warranties. (i) Each of the Fundamental Parent Representations shall be true and correct in all respects (in the case of such representations and warranties with “material,” “materially” “Parent Material Adverse Effect” or similar qualifications contained in such representations and warranties) and true and correct in all material respects (in the case of other representations and warranties) as of the date of this Agreement and as of the Closing Date with the same force and effect as if made as of such date (in the case of other representations and warranties) and (ii) the other representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any “material”, “materially”, “Parent Material Adverse Effect” or similar qualifiers contained in any of such representations and warranties) as of the date of this Agreement and as of the Closing Date as if made on and as of such date (except to the extent any such representation or warranty is made as of a specified date, in which case such representation or warranty shall be true and correct as of such specified date), except where the failures of such representations and warranties to be true and correct have not had, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied with in all material respects all covenants and obligations under this Agreement required to be performed or complied with by them on or prior to the Closing Date.

(c) No Adverse Change. After the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect which is continuing.

(d) Parent and Merger Sub Approval. The Parent Board Approval, the Merger Sub Board Approval and the Merger Sub Member Approval shall each be in full force and effect.

(e) Closing Certificate. Parent and Merger Sub shall have executed and delivered to the Company a certificate, executed by an officer of Parent and Merger Sub, that each of the conditions set forth in Section 6.2(a), (b), (c) and (d) has been satisfied in all respects (the “Parent Officer’s Certificate”).

(f) Management Services Termination Agreements. Parent shall not have repudiated, revoked or rejected the PGP Advisors Management Services Termination Agreement or the Luzich Management Services Termination Agreement, and each of such agreements shall be in full force and effect (other than resulting from any action taken, directly or indirectly, by a Person other than Parent).

6.3 Conditions to the Obligations of Parent and Merger Sub. The respective obligations of Parent and Merger Sub to consummate the Merger and the transactions contemplated by this Agreement shall be subject to the waiver by Parent in writing (to the extent legally permitted) or satisfaction at or prior to the Closing of each of the following conditions:

(a) Representations and Warranties. (i) Each of the Fundamental Company Representations set forth in Section 3.1(a), Section 3.1(b)(ii), Section 3.3, Section 3.7(a), (b) and (f) shall be true and correct in all respects (in the case of such representations and warranties with “material,” “materially” “Company Material Adverse Effect” or similar qualifications contained in such representations and warranties) and true and correct in all material respects (in the case of other representations and warranties) as of the date of this Agreement and as of the Closing Date with the same force and effect as if made as of such date (in the case of other representations and warranties) and (ii) each of the other representations and warranties of PGP and the Company contained in this Agreement shall be true and correct (without giving effect to any “material”, “materially”, “Company Material Adverse Effect” or similar qualifiers contained in any of such representations and warranties) as of the date of this Agreement and as of the Closing Date as if made on and as of such dates (except to the extent any such representation or warranty is made as of a specified date, which such representation or warranty shall be true and correct as of such specified date), except where the failures of such representations and warranties to be true and correct have not had, individually or in the aggregate, a Company Material Adverse Effect.

(b) Agreements and Covenants. Each of PGP and the Company shall have performed or complied in all material respects with all covenants and obligations of this Agreement required to be performed or complied with by it on or prior to the Closing Date.

(c) No Adverse Change. There shall not have occurred any Company Material Adverse Effect which is continuing.

(d) Member and Manager Approval. The Member Approval and the Company Board Approval shall be in full force and effect.

(e) Closing Certificate. Each of PGP and the Company shall have executed and delivered to Parent a certificate of PGP and the Company, as the case may be, executed by an officer of PGP or the Company, as the case may be, that each of the conditions set forth in Sections 6.3(a)-(d) has been satisfied in all respects (the “Company Officer’s Certificate”).

(f) Secretary’s Certificate. The Company shall have delivered to Parent a certificate of the Company executed by an officer thereof, dated as of the Closing Date, certifying: (i) the Company Board Approval and the Member Approval, (ii) the Company Certificate of Formation and the Company LLC Agreement, and (iii) the name, title, incumbency and signatures of the officers authorized to execute this Agreement and the Related Agreements to which the Company is a party (the “Company’s Secretary’s Certificate”). PGP shall have delivered to Parent a certificate of PGP executed by an officer thereof, dated as of the Closing Date, certifying: (i) the PGP Board Approval and the approval of the members of PGP, (ii) the PGP Certificate of Formation and the PGP LLC Agreement, and (iii) the name, title, incumbency and signatures of the officers authorized to execute this Agreement and the Related Agreements to which PGP is a party (the “PGP’s Secretary’s Certificate”). Parent shall have received a certificate of the Secretary of State of the State of Delaware, and each state in which the Company or any Company Subsidiary is qualified to do business as to the Company’s good standing.

(g) Non-Competition Agreements. No Non-Compete Person shall have repudiated, revoked or rejected such Non-Compete Person’s Non-Competition Agreement; provided, that this condition shall not apply to any Non-Compete Person party to a Non-Competition Agreement that has been breached by Parent.

(h) Third-Party Consents; Transfer. Parent shall have been furnished with evidence reasonably satisfactory to it that (i) the Company has obtained the consents, assignments, authorizations, approvals, releases and waivers set forth on Schedule 6.3(h), and (ii) PGP has transferred all of the membership and other equity interests in OED Acquisition, LLC to HoldCo, or such other Affiliate of Parent as identified by Parent, in accordance with Section 5.6(c).

(i) Management Services Termination Agreements. PGP Advisors, LLC and Michael Luzich shall not have repudiated, revoked or rejected the PGP Advisors Management Services Termination Agreement and the Luzich Management Services Termination Agreement, respectively, and each of such agreements shall be in full force and effect (other than resulting from any action taken, directly or indirectly, by Parent).

(j) Gaming Prohibition. There shall not have occurred a change in Law after the date of this Agreement that would prohibit any of the Specified Gaming Operations.

ARTICLE 7

Indemnification, Etc.

7.1 Survival of Representations, Warranties and Covenants.

(a) If the Merger is consummated, (i) the representations and warranties of PGP and the Company set forth in Sections 3.1 (Organization of the Company), the first two sentences of Section 3.2(a), (b) and (c) (Company Subsidiaries), 3.3 (Authority) and 3.7 (Capital Structure; Membership Interests) (collectively, the “Fundamental Company Representations”) shall survive the execution and delivery of this Agreement and the Effective Time and shall terminate at 5:00 P.M. Pacific time on the Fundamental Representations Claim Termination Date, (ii) the representations and warranties of PGP and the Company set forth in Sections 3.22 (Environmental Matters), 3.24 (Employee Benefit Plans) and 3.26 (Tax Matters) (collectively, the “Specified Company Representations”) shall survive the execution and delivery of this Agreement and the Effective Time and shall terminate at 5:00 P.M. Pacific time on the Fundamental Representations Claim Termination Date and (iii) the other representations and warranties of PGP and the Company set forth in this Agreement, PGP’s Officer’s Certificate and the Company’s Officer’s Certificate (collectively, the “Company Operative Documents”) shall survive the execution and delivery of this Agreement and the Effective Time and shall terminate at 5:00 P.M. Pacific time on the Claim Termination Date.

(b) If the Merger is consummated, (i) the representations and warranties of Parent and Merger Sub set forth in Sections 4.1 (Organization of Parent and Merger Sub), and 4.2(a) and (b) (Authority), (collectively, the “Fundamental Parent Representations” and together with the Fundamental Company Representations, the “Fundamental Representations”) shall survive the execution and delivery of this Agreement and the Effective Time and shall terminate at 5:00 P.M. Pacific time on the Fundamental Representations Claim Termination Date and (ii) the other representations and warranties of Parent and Merger Sub set forth in this Agreement and the Parent Officer’s Certificate (collectively, the “Parent Operative Documents”) shall survive the execution and delivery of this Agreement and the Effective Time and shall terminate at 5:00 P.M. Pacific time on the Claim Termination Date.

(c) The period for which claims for indemnification may be made under this Article 7 for any representation or warranty contained in this Agreement shall terminate at 5:00 P.M. Pacific time on the Claim Termination Date or the applicable Fundamental Representations Claim Termination Date, as the case may be; provided, however, that if any claim for indemnification with respect to any representation or warranty is made in accordance with this Article 7 prior to the expiration of the Claim Termination Date or the applicable Fundamental Representations Claim Termination Date, as the case may be, such representation or warranty shall survive as to such claim until such claim has been finally resolved.

(d) If the Merger is consummated, the respective covenants, agreements and obligations of PGP, the Company, Parent, Merger Sub and the Surviving Company set forth in any Company Operative Document or Parent Operative Document shall survive the execution and delivery of this Agreement and the Effective Time without limitation until fully performed.

7.2 Indemnification.

(a) If the Merger is consummated, as an integral term of the Merger, Parent, Merger Sub, the Surviving Company and each of their officers, directors, employees, members, agents and Affiliates (each a “Parent Indemnified Party,” and collectively, the “Parent Indemnified Parties”) shall be indemnified, defended and held harmless and reimbursed, except as otherwise provided in this Article 7, by, at the option of HoldCo (i) reducing the Principal Amount of the HoldCo Note in accordance with this Article 7, or (ii) offsetting the Contingent Merger Consideration (to the extent provided for in this Article 7) for any amounts beyond the HoldCo Note Indemnification Limit, in each case, for any and all Losses incurred or suffered by any such Parent Indemnified Parties directly or indirectly as a result of, or arising out of:

(i) the failure of any representation or warranty of PGP or the Company set forth in the Company Operative Documents to be true and correct in all respects as of the date of this Agreement and as of the Closing Date (except in the case of representations and warranties which by their terms speak only as of a specific date or dates);

(ii) any failure by PGP or the Company to fully perform, fulfill or comply with any of its covenants set forth in this Agreement required to be performed at or prior to the Closing;

(iii) any Parent True-Up Amount;

(iv) any Company Specified Liability to the extent an element of such Company Specified Liability was not properly included or taken into account in the determination of Adjusted Base Merger Consideration pursuant to Section 2.5;

(v) any amount that was improperly included or taken into account as an element of Company Specified Assets in the determination of Adjusted Base Merger Consideration pursuant to Section 2.5;

(vi) any Kansas Star Phase 1A and 1B Unpaid Costs not included or taken into account in the Adjusted Base Merger Consideration as determined pursuant to Section 2.5;

(vii) any Kansas Star Phase 2 Unpaid Costs not included or taken into account in the Adjusted Base Merger Consideration as determined pursuant to Section 2.6;

(viii) the amount drawn, at any time after the Closing Date, upon an Closing Date Undrawn Letter of Credit, but solely to the extent a breach by the Company or any Company Subsidiary prior to the Closing (without taking into account any events after the Closing) triggered the right of the beneficiary thereof to draw upon such Closing Date Undrawn Letter of Credit in such amount;

(ix) any Independent Accounting Firm expenses for which the Member are responsible pursuant to Section 2.5(d) or Section 2.6(e); and

(x) any Loss attributable to (A) Taxes for which the Member, the Company or any Company Subsidiary is liable for any Taxable period (or portion thereof) ending before the Closing Date and for any Pre-Closing Tax Period, except to the extent such Taxes were taken into account as a reduction in the calculation of Closing Adjusted Net Working Capital or were incurred as a result of an action of Parent outside of the ordinary course of business on the Closing Date after the Closing; (B) Taxes imposed on, or with respect to, the Member resulting from the transactions contemplated by this Agreement, including, without limitation, any U.S. federal, state or local withholding Taxes (other than, in the case of withholding Taxes, any interest, fines or any penalty, addition to tax or additional amount and any interest on such penalty, fine addition to tax or additional amount, imposed by any Tax Authority) with respect to any payments made pursuant to this Agreement whether by reason of Section 1445 of the Code or otherwise; (C) Transfer Taxes that are required to be borne by the Member pursuant to Section 5.12(b); (D) the several liability of Corporate Subsidiary pursuant to Treasury Regulations Section 1.1502-6 or any analogous state, local or foreign Law or regulation or by reason of Corporate Subsidiary having been a member of any consolidated, combined or unitary group on or prior to the Closing Date; (E) attributable to any discharge of indebtedness in a Pre-Closing Tax Period that may result from any capital contributions by the Member or the Company (or an Affiliate of the Company) or a member of the Member to the Corporate Subsidiary of any intercompany indebtedness owed by Corporate Subsidiary to the Member or the Company (or an Affiliate of the Company) or a member of the Member; or (E) resulting from the breach of the Member’s or the Company’s covenants set forth in Section 5.2(r).

(b) If the Merger is consummated, as an integral term of the Merger, the Member and its officers, employees, managers, members, agents, and Affiliates (each a “Member Indemnified Party,” and collectively, the “Member Indemnified Parties”) shall be indemnified, defended and held harmless by increasing the Principal Amount of the HoldCo Note for any and all Losses incurred or suffered by any such Member Indemnified Party directly or indirectly as a result of, or arising out of:

(i) the failure of any representation or warranty of Parent or Merger Sub set forth in the Parent Operative Documents to be true and correct in all respects as of the date of this Agreement and as of the Closing Date (except in the case of representations and warranties which by their terms speak only as of a specific date or dates);

(ii) any failure by Parent, HoldCo, Merger Sub or the Surviving Company to fully perform, fulfill or comply with any of their respective covenants set forth in this Agreement;

(iii) any Member True-Up Amount;

(iv) any amount that was improperly included or taken into account as an element of Company Specified Liabilities in the determination of Adjusted Base Merger Consideration pursuant to Section 2.5;

(v) any Company Specified Asset to the extent an element of such Company Specified Asset was not properly included or taken into account in the determination of Adjusted Base Merger Consideration pursuant to Section 2.5;

(vi) any Independent Accounting Firm expenses which Parent fails to pay in accordance with its obligations under Section 2.5(d) or Section 2.6(e); and

(vii) Transfer Taxes that are required to be borne by Parent pursuant to Section 5.12(b).

(c) Notwithstanding anything to the contrary contained in this Agreement, (i) the Principal Amount of the HoldCo Note may only be increased pursuant to this Agreement if the HoldCo Note remains outstanding and has not been repaid, (ii) the maximum aggregate amount by which the Principal Amount of the HoldCo Note may be increased pursuant to Section 7.2(b) shall not exceed Fifty-Five Million Dollars ($55,000,000), and (iii) in any of the circumstances set forth in this Section 7.2(c)(i) and 7.2(c)(ii), Parent or its Affiliates (as applicable) shall be required to pay to PGP an amount in cash (by wire transfer of immediately available funds) equal to the amount by which the Principal Amount of the HoldCo Note would otherwise have been increased.

7.3 Limitations.

(a) Notwithstanding anything to the contrary in this Agreement, no claims shall be made by (x) any Parent Indemnified Party for indemnification pursuant to Section 7.2(a)(i) or (y) any Member Indemnified Party for indemnification pursuant to Section 7.2(b)(i), as the case may be, unless and until the aggregate amount of Losses for which the Parent Indemnified Parties or Member Indemnified Parties, as the case may be, seek to be indemnified pursuant to Section 7.2(a)(i) or Section 7.2(b)(i), as the case may be, exceeds Two Million Five Hundred Thousand Dollars ($2,500,000) (the “Threshold Amount”), at which time the Indemnified Parties shall be entitled to seek indemnification for the aggregate amount of Losses hereunder, including, without limitation, all amounts below the Threshold Amount; provided, however, that the maximum aggregate amount of Losses for which (A) the Member Indemnified Parties may be entitled to indemnification pursuant to Section 7.2(b)(i) for breaches of the representations and warranties described in Section 7.1(b)(ii) and (B) the Parent Indemnified Parties may be entitled to indemnification pursuant to Section 7.2(a)(i) for breaches of the representations and warranties described in Section 7.1(a)(ii) and Section 7.1(a)(iii), shall not exceed Fifty Five Million Dollars ($55,000,000).

(b) In determining the amount of any Losses in respect of the failure of any representation or warranty to be true and correct as of any particular date, any materiality standard or qualification contained in such representation or warranty shall be disregarded; provided, however, that such materiality standard or qualification shall not be disregarded for the purposes of the initial determination of whether there was a failure of such representation or warranty to be true and correct as aforesaid.

(c) Notwithstanding anything to the contrary in this Agreement, if the Merger is consummated, other than specific performance, injunctive relief or other equitable remedy or in the case of fraud or intentional misrepresentation, the indemnification provisions in this Article 7 shall be the sole and exclusive remedy of the Indemnified Parties for any and all claims against Parent, the Member, the HoldCo Note or the Contingent Merger Consideration, as the case may be, for Losses and any and all other damages incurred by the Indemnified Parties with respect to breaches of any Company Operative Documents or Parent Operative Documents, as the case may be, or the transactions contemplated thereby and each of the Indemnified Parties irrevocably waives any and all rights it may otherwise have outside of the indemnification provisions in this Article 7 to make claims against Parent, the Member, the HoldCo Note or the Contingent Merger Consideration under statutory and common law as a result of any Losses or any and all other damages incurred by such Indemnified Party with respect to breaches of this Agreement.

(d) Notwithstanding anything to the contrary in this Agreement, none of the limitations in this Article 7 shall apply to fraud or intentional misrepresentation. Except as provided in the immediately preceding sentence, the Parent Indemnified Parties’ sole and exclusive remedy under this Agreement for indemnification pursuant to this Article 7 shall be, subject to the other limitations on indemnification contained in this Article 7, HoldCo’s right to reduce the Principal Amount of the HoldCo Note by the amount of any Losses for which a Parent Indemnified Party is entitled to indemnification hereunder; provided, that the maximum aggregate amount by which the Principal Amount of the HoldCo Note may be reduced pursuant to the foregoing clause may not exceed the HoldCo Note Indemnification Limit; provided, however, that the limitation set forth in this sentence (including the preceding proviso) shall not apply in the case of any breach or failure of the Fundamental Company Representations to be true and correct or in the case of indemnification pursuant to Section 7.2(a)(x), in which case HoldCo shall have the right to either (i) reduce the Principal Amount of the HoldCo Note by the amount of any Losses resulting therefrom (irrespective of the HoldCo Note Indemnification Limit) or (ii) offset any Losses resulting therefrom against the Contingent Merger Consideration (if any) that is or may be payable to the Member hereunder if, and only if, the HoldCo Note Indemnification Limit has been exceeded, the HoldCo Note has been fully repaid, or the entire remaining Principal Amount of the HoldCo Note is less than the aggregate Claim Amounts for all outstanding and unresolved Indemnification Claims for which a Claim Notice has been delivered. Except as provided in the first sentence of this clause (d), no Parent Indemnified Party shall have any right to recourse directly against the Member with respect to any indemnification claim under this Article 7.

(e) The amount of any Loss for which indemnification is provided under this Article 7 shall be net of (i) any amount for which a reserve or accrual directly related to such Loss is included and taken into account in the Closing Adjusted Net Working Capital as finally determined pursuant to Section 2.6 and offset or monetized, (ii) any amounts directly related to such Loss actually recovered by a Parent Indemnified Party (net of any costs of investigation of the underlying claim and of collection) pursuant to any indemnification by or indemnification agreement (other than this Agreement) with any Person (other than any Subsidiaries or Affiliates (including the Surviving Company and any of the Company Subsidiaries)), and (iii) any insurance proceeds (net of any out-of-pocket costs of investigation of the underlying claim and of collection, including attorney fees) received as a direct offset against such Loss (each source of recovery referred to in clauses (ii) and (iii), a “Collateral Source”), and (iv) any U.S. federal net Tax benefit to Parent, the Surviving Company, the Company, the Company Subsidiaries or their Affiliates that is actually realized in the year in which the indemnity payment is paid in connection with the payment or event giving rise to such indemnity payment obligation. If the amount to be netted hereunder in connection with a Collateral Source from any reduction in the Principal Amount of the HoldCo Note or offset against the Contingent Merger Consideration required under Article 7 is received by a Parent Indemnified Party after such reduction or offset has been made and paid to a Parent Indemnified Party pursuant to this Article 7, then either (i) the Principal Amount of the HoldCo Note shall be increased or (ii) Parent shall repay to the Member, promptly after such receipt, any amount that would not have resulted in a reduction of the Principal Amount of the HoldCo Note or have been offset pursuant to this Article 7 had such receipt occurred at the time of such reduction or offset.

(f) Notwithstanding anything to the contrary in this Agreement, the representations, warranties, covenants and obligations of Parent, Merger Sub, PGP, the Company and the Surviving Company, as the case may be, and the rights and remedies that may be exercised by the Indemnified Parties based on such representations, warranties, covenants and obligations, will not be limited or affected by any investigation conducted by Parent, Merger Sub or the Company or any of their respective agents with respect to, or any knowledge acquired (or capable of being acquired) by Parent, Merger Sub or the Company or any of their respective agents, whether before or after the execution and delivery of this Agreement or the Closing, with respect to, the accuracy or inaccuracy of or compliance with any such representation, warranty, covenant or obligation as aforesaid. The waiver by Parent or the Company of any of the conditions set forth in Article 6 will not affect or limit the provisions of this Article 7.

(g) Notwithstanding anything to the contrary in this Agreement, the Parent Indemnified Parties shall not be indemnified for any Losses that result from, arise out of or relate to breaches of the representations and warranties contained in Section 3.22 (Environmental Matters) to the extent (but only to the extent) that such Losses result from, arise out of or relate to: (i) any change in the use of the Owned Real Property or the Leased Real Property on or after the Closing Date, but only to the extent such change in use results in a more costly cleanup; (ii) any corrective, removal or remedial actions or other measures taken in response to environmental conditions (“Response Actions”) that are materially more costly than the most reasonably cost-effective means of achieving compliance with Environmental Law (including the use of deed restrictions or other regulatory controls where applicable, but only to the extent such deed restrictions or other regulatory controls are consistent with the land use in existence as of the Closing Date); (iii) any Response Actions in respect of environmental conditions discovered as a result of any Phase II investigations or other environmental sampling conducted after the Closing Date except to the extent Parent reasonably determines such Phase II investigations or other environmental sampling are required by applicable Environmental Law or by an Order of any Governmental Entity; or (iv) any matter or claim other than a third-party Action or Action brought by any Governmental Entity.

(h) Notwithstanding anything to the contrary in this Agreement, the aggregate liability of Parent for any and all claims for indemnification by the Member Indemnified Parties pursuant to this Article 7 shall not exceed an amount equal to the Merger Consideration.

7.4 Third-Party Actions.

(a) Other than with respect to a Tax Matter, which shall be governed by Section 5.12(f) and Section 7.4(b), the right of an Indemnified Party with respect to Losses resulting from the assertion of Liability by a third party against or involving such Indemnified Party (each, a “Third Party Claim”) shall be subject to the terms and conditions set forth below.

(b) The Indemnified Party Representative shall give prompt written notice to the Indemnifying Representative of any Third Party Claim or Tax Matter which might give rise to any Loss by such Indemnified Party, stating the nature and basis of such Third Party Claim or Tax Matter and the amount thereof to the extent known; provided, however, that no delay on the part of the Indemnified Party Representative in notifying the Indemnifying Representative shall relieve Indemnifying Party from any Liability or forfeit the Indemnifying Party’s right of offset hereunder, as the case may be, unless (and then solely to the extent) the Indemnifying Representative is prejudiced or damaged in any manner by such delay. Such notice shall be accompanied by copies of all relevant documentation with respect to such Third Party Claim or Tax Matter, including, without limitation, any summons, complaint or other pleading which may have been served, any written demand or any other document or instrument directly relating thereto.

(c) The Indemnified Party Representative shall have the right, in its sole discretion, to conduct the defense of such Third Party Claim and the Indemnifying Representative shall have the right to participate in any such defense at the Indemnifying Representative’s own expense; provided, however that the Indemnified Party Representative shall not have the right to conduct such defense if the Third Party Claim involves criminal liability of the Indemnifying Party, in which case, the Indemnifying Party shall defend such Third Party Claim at its sole expense. In addition, in the event that the Indemnified Party Representative elects to conduct the defense of such Third Party Claim and then fails to defend such Third Party Claim or withdraws from such defense, then the Indemnifying Representative may conduct the defense of such Third Party Claim at the Indemnified Party Representative’s expense.

(d) Neither the Indemnified Party Representative, nor the Indemnifying Representative shall make any settlement of any claims without the written consent of the other, which consent shall not be unreasonably withheld, conditioned or delayed.

7.5 Indemnification Procedures.

(a) In the event that any Indemnified Party seeks a recovery, in accordance with the terms of this Article 7, in respect of a claim for indemnification pursuant to this Article 7 (an “Indemnification Claim”), the Indemnified Party Representative (on behalf of such Indemnified Party) shall deliver a written notice (a “Claim Notice”) to the Indemnifying Representative. Each Claim Notice shall, with respect to each Indemnification Claim set forth therein, (i) specify in reasonable detail the nature of the Indemnification Claim being made and (ii) state the aggregate Dollar amount of Losses to which such Indemnified Party is entitled to indemnification pursuant to this Article 7 that have been incurred, and a good faith estimate of the aggregate Dollar amount of such Losses reasonably expected to be incurred, by such Indemnified Party pursuant to such Indemnification Claim (the “Claim Amount”).

(b) If the Indemnifying Representative wishes to object to the allowance of some or all Indemnification Claims made in a Claim Notice, the Indemnifying Representative must deliver a written objection to the Indemnified Party Representative within twenty (20) Business Days after receipt by the Indemnifying Representative of such Claim Notice expressing such objection and explaining in reasonable detail and in good faith the basis therefor.

Following receipt by the Indemnified Party Representative of the Indemnifying Representative’s written objection, if any, the Indemnified Party Representative and the Indemnifying Representative shall promptly, and within ten (10) Business Days, meet to negotiate in good faith on their respective rights with respect to each Indemnification Claim that is the subject of such a written objection. If the Indemnifying Representative and the Indemnified Party Representative should so agree, (i) a memorandum setting forth such agreement shall be prepared and executed by the Indemnifying Representative and the Indemnified Party Representative and (ii) if the Indemnified Party is (A) a Parent Indemnified Party, the Principal Amount of the HoldCo Note shall be reduced, effective as of the date of such memorandum, by the amount of such Losses to which such Parent Indemnified Party is entitled to indemnification pursuant to such memorandum, and (B) a Member Indemnified Party, the Principal Amount of the HoldCo Note shall be increased by the amount of such Losses to which such Member Indemnified Party is entitled to indemnification as set forth in such memorandum. In the event that the Indemnified Party Representative and the Indemnifying Representative do not within such ten (10) Business Day period prepare and sign a memorandum that addresses in full all written objections timely delivered, the Indemnified Party Representative may commence an Action to resolve any remaining disputes and enforce its rights with respect thereto in any court available therefor.

(c) If the Indemnified Party Representative does not receive a response from the Indemnifying Representative with respect to any Indemnification Claim set forth in a Claim Notice by the end of the twenty (20) Business Days period referred to in subsection (b) above, (i) the Indemnifying Representative shall be deemed to have irrevocably waived any right to object to such Indemnification Claim and to have agreed that Losses in the amount of the applicable Claim Amount are indemnifiable hereunder and (ii) if the Indemnified Party is (A) a Parent Indemnified Party, the Principal Amount of the HoldCo Note shall be reduced, effective as of the date after the expiration of such period, by an amount equal to the Claim Amount and (B) a Member Indemnified Party, Parent shall pay to the Member on behalf of such Member Indemnified Party, as promptly as practicable and within five (5) Business Days following expiration of such period, the Claim Amount. If not paid, the Indemnified Party Representative may seek enforcement of the obligation with respect to the Claim Amount in any court available therefor.

(d) Notwithstanding anything to the contrary in this Agreement, (i) Parent shall only have the right to reduce the Principal Amount of the HoldCo Note by the amount to which a Parent Indemnified Party is entitled to indemnification under this Article 7 after (A) such memorandum described in Section 7.5(b) has been entered into, (B) the Indemnifying Representative has failed to timely respond as described in Section 7.5(c) or (C) obtaining a judgment from a court of competent jurisdiction that such Parent Indemnified Party is entitled to indemnification hereunder in such amount, as applicable, and (ii) the Principal Amount of the HoldCo Note shall be increased by the amount to which a Member Indemnified Party is entitled to indemnification under this Article 7 after (A) such memorandum described in Section 7.5(b) has been entered into, (B) the Indemnifying Representative has failed to timely respond as described in Section 7.5(c) or (C) obtaining a judgment from a court of competent jurisdiction that such Member Indemnified Party is entitled to indemnification hereunder in such amount, as applicable.

7.6 Tax Treatment of Indemnification Payments. The Indemnifying Parties, Parent, the Surviving Company, and the Member agree to treat any indemnification payment made pursuant to this Article 7 as an adjustment to the Merger Consideration for all Tax purposes, to the extent it may be properly so treated for Tax purposes, and shall take no position contrary thereto unless required to do so by applicable Tax Law.

7.7 No Subrogation. Following the Closing, no Indemnifying Party shall have any right of indemnification, contribution or subrogation against the Company or the Surviving Company with respect to any indemnification made by or on behalf of any Indemnifying Party under Section 7.2.

ARTICLE 8

TERMINATION, AMENDMENT AND WAIVER

8.1 Termination. This Agreement may be terminated and the Merger abandoned at any time prior to the Closing Date regardless of whether this Agreement and/or the Merger have been approved by the Member:

(a) by written agreement of Parent and PGP;

(b) by either Parent or PGP if: (i) the Closing Date has not occurred by December 31, 2012 (the “Drop Dead Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any Party whose failure to fulfill any obligation hereunder has been the cause of, or resulted in, the failure of the Closing Date to occur on or before the Drop Dead Date and such action or failure constitutes a breach of this Agreement by such Party; (ii) there shall be a final non-appealable order of a Governmental Entity in effect preventing consummation of the Merger; or (iii) there shall be any Law enacted, promulgated or issued or deemed applicable to the Merger by any Governmental Entity that would make consummation of the Merger illegal or prevent the consummation of the Merger (other than any such illegality or prevention by an existing Law deemed applicable to the Merger by a Governmental Entity resulting from Parent’s failure to obtain necessary approvals under any applicable Gaming Laws);

(c) by Parent if there shall have been any action taken, or any Law (other than any Gaming Law in existence on the date of this Agreement requiring that Parent obtain approval, consent or authorization as a condition to consummating the Merger or the other transactions contemplated hereby) enacted, promulgated or issued or deemed applicable to the Merger, by any Governmental Entity, which would (i) prohibit Parent’s or Merger Sub’s ownership or operation of any portion of the business of the Company and the Company Subsidiaries, or (ii) compel Parent or Merger Sub to dispose of or hold separate, as a result of the Merger, any portion of the business or assets of the Company or the Company Subsidiaries, other than, in each case, any action Parent is required to take pursuant to the proviso contained in Section 5.7(c);

(d) by Parent if (i) PGP or the Company shall have breached any representation, warranty, covenant or agreement contained in this Agreement and such breach shall not have been cured within ten (10) Business Days after receipt by PGP or the Company of written notice of such breach (provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured), which ten (10) Business Day period shall be extended to twenty (20) Business Days so long as PGP and the Company are diligently pursuing in good faith curing such breach, and if not cured within such applicable period and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 6.3(a) or Section 6.3(b) to be satisfied, or (ii) PGP or the Company shall have breached Section 5.10;

(e) by PGP if Parent or Merger Sub shall have breached any representation, warranty, covenant or agreement contained herein and such breach shall not have been cured within ten (10) Business Days after receipt by Parent of written notice of such breach (provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured), which ten (10) Business Day period shall be extended to twenty (20) Business Days so long as Parent or Merger Sub is diligently pursuing in good faith curing such breach, and if not cured within such applicable period and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 6.2(a) or Section 6.2(b) to be satisfied;

(f) by Parent, if, between the date hereof and the Closing, a Company Material Adverse Effect has occurred;

(g) by PGP, if, between the date hereof and the Closing, a Parent Material Adverse Effect has occurred;

(h) by PGP, on or after the date that is thirty (30) days after the Drop Dead Date (“Extended Termination Date”), provided, however, that PGP shall have no such right of termination if, prior to the Extended Termination Date, Parent shall have commenced an action for specific performance against PGP and/or the Company in respect of a breach by PGP and/or the Company of its or their obligations under this Agreement prior to the Drop Dead Date (A) that directly or indirectly resulted in or caused the failure of any one or more of the conditions in Section 6.1 or 6.3 to be satisfied (provided, that all of the other conditions set forth in Article 6 (other than (x) those conditions that by their nature are to be satisfied at the Closing or (y) those conditions that could not be satisfied due to such breach) must have been satisfied by the Drop Dead Date and specific performance of such obligations is capable of causing such failed conditions to be satisfied), or (B) to consummate the Merger and the transactions contemplated by this Agreement despite all of the conditions set forth in Article 6 having been satisfied, or (C) that directly or indirectly resulted in or caused the failure of the Parent to obtain the Parent Debt Financing or the PGL Debt Financing, and the Parent would have obtained the Parent Debt Financing or the PGL Debt Financing but for such breach; provided further, however, that if (w) such action for specific performance is denied, (x) any grant of specific performance proves incapable of satisfying all of the conditions set forth in Article 6, if applicable, (y) any grant of specific performance pursuant to (C) above proves incapable of permitting Parent to obtain the Parent Debt Financing and the PGL Debt Financing, or (z) Parent fails to promptly consummate the transactions contemplated hereby for any reason after any grant of specific performance, then this Agreement shall automatically terminate; or

(i) by Parent, on or after the Extended Termination Date, provided, however, that Parent shall have no such right of termination if, prior to the Extended Termination Date, PGP or the Company shall have commenced an action for specific performance against Parent, HoldCo or Merger Sub in respect of a breach of their obligations under this Agreement prior to the Drop Dead Date in accordance with, and subject to, the provisions of Section 10.4; provided further, however, that if (w) such action for specific performance is denied, (x) any grant of specific performance proves incapable of satisfying all of the conditions set forth in Article 6, if applicable, or (y) PGP or the Company fails to promptly consummate the transactions contemplated hereby for any reason after any grant of specific performance, then this Agreement shall automatically terminate.

8.2 Notice of Termination; Effect of Termination. Any Party seeking to terminate this Agreement pursuant to Section 8.1 (other than Section 8.1(a)) shall give written notice to the other Parties specifying in reasonable detail the provision pursuant to which such termination is made and the basis for such termination. In the event this Agreement is validly terminated pursuant to Section 8.1, this Agreement shall become void and have no further force or effect and, other than as set forth in this Section 8.2 or Section 8.3, there shall be no Liability or obligation on the part of any Party, the Member or Member or any of their respective officers, directors, stockholders, Affiliates or Representatives under this Agreement; provided, however, that the provisions of Section 5.4, this Section 8.2, Section 8.3, Article 9 and Article 10 shall remain in full force and effect and survive any termination of this Agreement. Nothing in this Section 8.2 (a) shall relieve or release any Party of any Liability for fraud or any willful breach of such Party’s covenants in this Agreement, (b) if this Agreement is validly terminated pursuant to Section 8.1(h) by PGP, relieve or release PGP or the Company of any Liability, or foreclose any right of Parent to seek damages for any breach by PGP or the Company of this Agreement prior to the Drop Dead Date or (c) if this Agreement is validly terminated pursuant to Section 8.1(i) by Parent, relieve or release Parent, HoldCo or Merger Sub of any Liability, or foreclose any right of PGP to seek damages for any breach by Parent, HoldCo or Merger Sub of this Agreement prior to the Drop Dead Date. Notwithstanding anything herein to the contrary, in the event that the Agreement is terminated pursuant to Section 8.1(h) or Section 8.1(i), PGP and the Company’s sole remedy shall be subject to, and in accordance with, Section 8.3.

8.3 Reverse Termination Fee. In the event that (a) this Agreement is terminated by PGP or Parent pursuant to Section 8.1(b), by PGP pursuant to Section 8.1(h), or by Parent pursuant to Section 8.1(i), (b) all of the conditions to Closing set forth in Section 6.1(a), Section 6.1(b) (other than as provided in clauses (1) and (2) of this Section 8.3) and Section 6.3 (other than such conditions in Section 6.3 that by their nature are to be satisfied at the Closing) have been satisfied or waived on or prior to the date of such termination and (c) (i) Parent does not have sufficient funds to pay the Parent Cash Merger Consideration or (ii) any of the conditions to Closing set forth in (1) Section 6.1(b) to the extent that it relates to any Required Gaming Approval, or (2) Section 6.1(b) to the extent it relates to the expiration or termination of any waiting period under the HSR Act, except in the case of each of clauses (c)(i) or (c)(ii)(1) or (2) above, where such failure to be satisfied was primarily caused by the actions or inactions by the Company or any of the Company Subsidiaries in breach of this Agreement (the “PGP Causation Exception”), have not been satisfied or waived, then Parent shall pay (within three (3) Business Days after written notice of such termination) to the Company the Reverse Termination Fee. Each Party agrees that in the event that (I) Parent has terminated this Agreement pursuant to this

Section 8.3 and paid the Reverse Termination Fee, or (II) PGP has the right to terminate this Agreement and trigger Parent’s obligation to pay the Reverse Termination Fee pursuant to this Section 8.3, or, in the case of the foregoing clauses (I) or (II), would have triggered Parent’s obligation to pay the Reverse Termination Fee pursuant to this Section 8.3 but for the PGP Causation Exception , except to the extent that PGP and the Company exercises its right under Section 10.4 to enforce specifically (i) the obligations of Parent under the last sentence of Sections 5.18(a)(i) and 5.18(a)(ii), (ii) the obligation of Parent under Section 5.18(d), (iii) the obligation of Parent under Section 5.18(e), (iv) the obligation of Parent under Section 5.18(f), or (v) the obligation of Parent under Section 5.7(a) and (b), the Reverse Termination Fee (whether or not payable) shall be the sole and exclusive remedy of the Company, the Member, and any affiliates, officers, directors, employees or Representatives of any thereof against Parent, Merger Sub, the Parent Financing Sources or any of their Representatives or Affiliates for, and in no event will any of the Company or the Member seek to recover any other money damages or seek any other remedy based on a claim in Law or equity with respect to, and the Company and the Member shall be deemed to have waived all other remedies (including equitable remedies) with respect to, (w) any loss suffered as a result of the failure of the Merger to be consummated, (x) the termination of this Agreement, (y) any liabilities or obligations arising under this Agreement, or (z) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement, and upon the payment to the Company of the Reverse Termination Fee (but only to the extent such amount is payable) none of Parent, Merger Sub, the Parent Financing Sources nor any Representative or Affiliate of Parent shall have any further Liability or obligation to the Company or the Member relating to or arising out of this Agreement or the transactions contemplated hereby. The parties acknowledge and agree that in no event will the Parent be required to pay the Parent Termination Fee on more than one occasion.

ARTICLE 9

DEFINITIONS, CONSTRUCTION, ETC.

9.1 Definitions. For purposes of this Agreement:

“2011 Balance Sheet” means the consolidated balance sheet of the Company and the Company Subsidiaries as at December 31, 2011, including the notes thereto.

“2012 Company Capital Expenditure Budget” means the 2012 capital expenditure budget of the Company and its Subsidiaries.

“ABC” has the meaning set forth in the second Recital.

“Accountant’s Report” has the meaning set forth in Section 2.5(d).

“Action” means any claim, action, cause of action, suit, demand, inquiry, proceeding, audit or investigation by or before any Governmental Entity, or any other arbitration, mediation or similar proceeding.

“Adjusted Base Merger Consideration” has the meaning set forth in Section 2.5(e).

“Affiliate” means, with respect to any Person, another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person.

“Agreement” has the meaning set forth in the Preamble.

“Annual Payments” means an amount equal to (i) 7.5 multiplied by (ii) the sum of the payments that are due in respect of the twelve (12) months following the day immediately preceding the Closing Date (including the month in which the Closing occurs) and not deducted from the Company’s EBITDA in accordance with the Company’s past practice (A) under the Minimum Assessment Agreement by and among the City of Dubuque, Iowa, Diamond Jo, LLC, and the City Assessor of the City of Dubuque, Iowa, dated October 1, 2007 (as in effect immediately prior to the Closing), and (B) in respect of the Mulvane Special Assessment Tax.

“Arena Conversion” means the conversion of the arena at the Kansas Star Casino , Hotel and Event Center consistent with the specifications and costs set forth on the attached Schedule AC.

“Balance Sheet Date” means December 31, 2011.

“Bank of America” has the meaning set forth in Section 4.7.

“Base Amount” means an amount equal to One Billion Four Hundred Sixteen Million Two Hundred Fifty Thousand Dollars ($1,417,062,500).

“Base Merger Consideration” means has the meaning set forth in Section 2.2(a)(i).

“BofAML” has the meaning set forth in Section 4.7.

“Business Day” means any day of the year on which national banking institutions in the State of New York are open to the public for conducting business and are not required to close.

“Cage Cash” means all Cash contained in the cage, ATMs, slot booths, count rooms, ticket kiosks, cash registers and drop boxes at the Company Gaming Properties as of the Closing Date.

“Cash” means cash and cash equivalents (other than restricted cash).

“Cash Count” has the meaning set forth in Section 2.2(d).

“CERCLA” has the meaning set forth in Section 3.22(a).

“Certificate of Merger” has the meaning set forth in Section 1.2.

“City Bonds” means those certain Urban Renewal Tax increment Revenue Bonds, Taxable Series 2007 in an aggregate original principal amount of $23,025,000 issued by the City of Dubuque, Iowa.

“City Bonds Deemed Value” means (i) in the event that the City Bonds have not been sold on or prior to the Closing Date, an amount equal to Nineteen Million Six Hundred Eight Thousand Seven Hundred Two Dollars ($19,303,702) or (ii) otherwise zero Dollars ($0.00).

“Claim Amount” has the meaning set forth in Section 7.5(a).

“Claim Notice” has the meaning set forth in Section 7.5(a).

“Claim Termination Date” means the date that is the second (2nd) anniversary of the Closing Date.

“Closing” has the meaning set forth in Section 1.2.

“Closing Adjusted Net Working Capital” means Company Adjusted Net Working Capital as determined as of the Closing Date (without giving effect to the consummation of the Merger) as of 12:01 A.M. (Pacific Time), or other time mutually agreed by the Parties.

“Closing Adjusted Net Working Capital Shortfall” means the amount (if any) by which Closing Adjusted Net Working Capital Target exceeds Closing Adjusted Net Working Capital.

“Closing Adjusted Net Working Capital Surplus” means the amount (if any) by which Closing Adjusted Net Working Capital exceeds Closing Adjusted Net Working Capital Target.

“Closing Adjusted Net Working Capital Target” means zero ($0.00).

“Closing Company Cash” means Company Cash (including Cage Cash determined in the manner set forth in Section 2.2(d)) as of 12:01 A.M. on the Closing Date.

“Closing Company Debt” means Company Debt as of the Closing Date as of 12:01 A.M. (Pacific Time), or other time mutually agreed by the Parties.

“Closing Condition Satisfaction Date” has the meaning set forth in Section 1.2.

“Closing Date” has the meaning set forth in Section 1.2.

“Closing Date Undrawn Letter of Credit” means any letter of credit or other similar instrument of the Company or any Company Subsidiary that is outstanding and undrawn as of the Closing Date, other than any letter of credit or other similar instrument issued in respect of improvements by the City of Mulvane that have not been assessed as of the Closing Date.

“Closing Principal Amount” means an amount equal to (i) the Estimated Base Merger Consideration less (ii) Parent Cash Merger Consideration less (iii) the PGL Refinancing Cash Merger Consideration less (iii) the PGL Refinancing Cash Merger Consideration Cost.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral Source” has the meaning set forth in Section 7.3(e).

“Commitment Parties” has the meaning set forth in Section 4.7.

“Company” has the meaning set forth in the Preamble.

“Company 401(k) Plan” has the meaning set forth in Section 5.11(e).

“Company Adjusted Net Working Capital” means, as of any date, (i) the consolidated current assets of the Company and the Company Subsidiaries minus (ii) the consolidated current liabilities of the Company and the Company Subsidiaries, in each case on a basis according to GAAP and applied on a consistent basis with the Company Financial Statements. For purposes of this calculation, (A) Cash, including Cage Cash, (B) Indebtedness (excluding any trade payables), (C) Company Transaction Expenses, (D) Kansas Star Phase 1A and 1B Unpaid Costs, (E) Kansas Star Phase 2 Unpaid Costs, (F) Company Specified Assets, (G) Company Specified Liabilities, (H) Required Improvement Remaining Balance and (I) any deferred executive compensation to the extent there is a non-current asset collateralizing such deferred executive compensation, shall, in each case, be excluded from the definition of Company Adjusted Net Working Capital and restricted cash shall be included in the definition of Company Adjusted Net Working Capital.

“Company Authorizations” has the meaning set forth in Section 3.6.

“Company Board” has the meaning set forth in the sixth Recital.

“Company Board Approval” has the meaning set forth in Section 3.3(a).

“Company Cash” means the aggregate Cash (including Cage Cash) of the Company and the Company Subsidiaries.

“Company Certificate of Formation” means the Certificate of Formation, dated February 27, 2004, and the Certificate of Amendment, dated March 9, 2004, of the Company.

“Company Contract” means any Contract to which the Company or any Company Subsidiary is a party or to which any of them or any of their respective properties or assets (whether tangible or intangible) is subject or bound.

“Company Debt” means the aggregate amount of Indebtedness of the Company and the Company Subsidiaries as determined as of the Closing (which, for the avoidance of doubt, shall not include the Management Services Termination Amount).

“Company Disclosure Schedule” has the meaning set forth in Article 3.

“Company Employment Agreement” has the meaning set forth in Section 3.25(b).

“Company Equity Rights” means any subscriptions, options, calls, warrants, restricted stock units or any other rights or Contracts of any character, whether or not currently exercisable, to acquire any Company Membership Interests or any voting, equity, or other ownership interest in the Company or any Company Subsidiary or that are or may become convertible into or exchangeable for any Company Membership Interests or any voting, equity or other ownership interest in the Company or any Company Subsidiary, or such other interests or another Company Equity Right.

“Company Financial Statements” has the meaning set forth in Section 3.8(b).

“Company Gaming Properties” means (i) Diamond Jo casino in Dubuque, Iowa, (ii) Evangeline Downs Racetrack and Casino, in St. Landry Parish, Louisiana, and the Company’s Louisiana OTBs in Louisiana, (iii) Diamond Jo casino in Worth County, Iowa, (iv) Amelia Belle casino in Amelia, Louisiana and (v) the Kansas Star Casino, Hotel and Event Center.

“Company Gaming Properties Holding Companies” has the meaning set forth in the second Recital.

“Company Indebtedness Agreements” has the meaning set forth in Section 3.16(a)(iv).

“Company Intellectual Property” means any Intellectual Property that is owned in whole or in part by, or licensed to, the Company or any Company Subsidiary.

“Company LLC Agreement” means that certain Amended and Restated Operating Agreement, dated as of August 6, 2009, by and between the Company and the Member.

“Company Material Adverse Effect” means any state of facts, event, change, circumstance, occurrence or effect (each, an “Effect”) that, when taken individually or together with all other Effects, (a) is materially adverse in relation to the condition (financial or otherwise), properties, employees, assets (including intangible assets), Liabilities, business, operations or results of operations of PGP, the Company and the Company Subsidiaries or any of the Company Gaming Properties or Kansas Star Casino, Hotel and Event Center, taken as a whole, or (b) prevents consummation of the Merger or the other transactions contemplated by this Agreement by PGP or the Company (and not caused or induced by Parent), except in each case to the extent that any such Effect results from: (1) changes in general economic or political conditions or the financing, banking, currency or capital markets in general (provided that such changes do not adversely affect PGP or the Company disproportionately as compared to its competitors similarly situated in the jurisdictions in which such changes occur); (2) changes generally affecting the industries in which PGP or the Company operates; (3) changes in Law or GAAP; (4) any acts of God or acts of terrorism, military action or war involving the U.S. occurring after the date hereof; (5) actions by or on behalf of the Company taken (x) at the express written direction or consent of Parent, or (y) pursuant to the express requirements of this Agreement (including Section 5.7 in respect of the HSR Act) or any Provided Material Contract; (6) actions by or on behalf of the Company taken as required by Law; (7) any Action brought by any Person (that is not the Member or any member or Affiliate of the Member) against the Company to prevent or enjoin the Merger or any of the transactions contemplated herein; (8) changes directly attributable to the announcement of this Agreement or (9) any failure to meet analysts’ estimates or expectations as to revenue, earnings or other financial performance (provided that such exclusion shall not apply to any underlying Effect that may have caused such failure (other than those Effects set forth in clauses (1) through (8) of this definition)).

“Company Membership Interests” has the meaning set forth in Section 3.7(a).

“Company Officer’s Certificate” has the meaning set forth in Section 6.3(e).

“Company Operative Documents” has the meaning set forth in Section 7.1(a).

“Company Plan” has the meaning set forth in Section 3.24(a).

“Company Real Property” means all Owned Real Property and Leased Real Property.

“Company SEC Reports” has the meaning set forth in Section 3.8(a).

“Company Source Code” means any human-readable software source code, or any material portion or aspect of such source code, or any Software owned by the Company.

“Company Specified Assets” means an amount equal to the sum of (i) the aggregate amount of prepaid gaming taxes of the Company and its Subsidiaries as of the Closing Date and (ii) the amount outstanding as of the Closing Date on that certain note of Evangeline Hospitality LLC dated November 30, 2009 in favor of EVD in the original principal amount of $2,300,000; provided, however, that if such sum exceeds $2,648,000, then such sum shall be deemed to be $2,648,000.

“Company Specified Liabilities” means an amount equal to the sum of (i) the Annual Payments, plus (ii) (A) the aggregate remaining number of monthly payments to be made by the Company under the Agreement of Sale by and among PGP and OED Acquisition, LLC and William E. Trotter II and William E. Trotter, II Family LLC dated August 30, 2002 (as in effect immediately prior to the Closing), multiplied by (B) the average of the last twelve (12) monthly payments made immediately prior to the Closing Date, plus (iii) the aggregate remaining payments to be made by DJL to the Dubuque Historical Society (as such commitment exists and is in effect immediately prior to the Closing), and plus (iv) the aggregate remaining payments to be made by KSC under that certain Assignment & Assumption Agreement, dated as of July 15, 2010, by and between Foxwoods Development Company, LLC and PGP (as in effect immediately prior to the Closing), plus (v) the aggregate remaining payments to be made by KSC under that certain Exclusive Option Agreement, dated October 1, 2010, by and among PGP and Forrest Butts, et. al. (as in effect immediately prior to the Closing) as a result of the termination of the option to purchase real estate contained therein, plus (vi) $6,937,500 with respect to the Binding Letter of Intent by and between PGP and Double Down Development, L.C., dated July 16, 2010 (as in effect immediately prior to the Closing), and plus (vii) the aggregate amount outstanding with respect to improvements by the City of Mulvane that have not been assessed as of the Closing Date (such outstanding amount being the greater of (A) the undrawn letters of credit issued in respect of such improvements and (B) the amount that has been accrued, thereto on the Closing Date).

“Company Subsidiary” or “Company Subsidiaries” has the meaning set forth in Section 3.2(a).

“Company Transaction Expenses” means all and any fees, expenses and amounts payable by the Company in connection with the Merger or any of the other transactions contemplated by this Agreement, including any fees, expenses and amount payable to its accountants, brokers, investment banks, financial advisors, legal counsel or any other advisors, agents, outside advisors or representatives in connection with this Agreement, the Merger or any of the other transactions contemplated by this Agreement, or to any Identified Employee as a result of any “change of control,” severance or other similar payment that is triggered as a result of the Merger or any of the other transactions contemplated by this Agreement, without the occurrence of any other event after the Closing, that have not been paid by the Company as of the Closing Date.

“Company’s Secretary’s Certificate” has the meaning set forth in Section 6.3(f).

“Construction Budgets” means, collectively, the Phase 1B Construction Budget and the Phase 2 Construction Budget.

“Construction Schedules” means, collectively, the Phase 1B Construction Schedule and the Phase 2 Construction Schedule.

“Confidentiality Agreements” has the meaning set forth in Section 5.4.

“Contingent Merger Consideration” has the meaning set forth in Section 2.6(f).

“Continuing Employee” has the meaning set forth in Section 5.11(b).

“Continuing Insurance Policies” has the meaning set forth in Section 5.17(b).

“Contract” means any written or oral contract, agreement, obligation, covenant, instrument, permit, concession, franchise, license commitment or undertaking of any nature (including leases, indentures, insurance policies, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders).

“Copyrights” means all copyrights, including in and to works of authorship and all other rights corresponding thereto throughout the world, whether published or unpublished, including rights to prepare, reproduce, perform, display and distribute copyrighted works and copies, compilations and derivative works thereof.

“Corporate Subsidiary” has the meaning set forth in Section 3.26(i).

“Bank of America” has the meaning set forth in Section 4.7.

“DB” has the meaning set forth in Section 4.7.

“DBCI” has the meaning set forth in Section 4.7.

“DBSI” has the meaning set forth in Section 4.7.

“DBTCA” has the meaning set forth in Section 4.7.

“Deferred Compensation Plan” has the meaning set forth in Section 5.11(g).

“Disputed Item” has the meaning set forth in Section 2.5(b).

“DJL” has the meaning set forth in the second Recital.

“DJW” has the meaning set forth in the second Recital.

“DLLCA” has the meaning set forth in the third Recital.

“DOJ” has the meaning set forth in Section 5.7(a).

“Dollars” means the currency of the U.S. dollar, and all references to monetary amounts herein shall be in Dollars unless otherwise specified herein.

“Domain Names” means all Internet or World Wide Web domain names, uniform resource locators, and all registrations therefor.

“Draft Preliminary Closing Report” has the meaning set forth in Section 2.2(c).

“Drop Dead Date” has the meaning set forth in Section 8.1(b).

“EBITDA Multiplier” means 7.5.

“EBITDA Report” has the meaning set forth in Section 2.6(e).

“Effect” has the meaning set forth in the definition of “Company Material Adverse Effect.”

“Effective Time” has the meaning set forth in Section 1.2.

“Employee” means any current or former employee, officer or director of the Company or any Company Subsidiary.

“Environmental Laws” means any applicable federal, state, regional or local law (including common law), statute, ordinance, rule, regulation, code, policy, license, permit, consent, approval, judgment, notice, order, administrative order or decision, decree or injunction requirement pertaining to (i) the condition or protection of air, groundwater, surface water, drinking water, land or soil, surface or subsurface strata or medium, natural resources or other environmental media, (ii) the protection of human health and safety or (iii) the generation, treatment, manufacturing, use, storage, handling, recycling, presence, Release, disposal, transportation or shipment of any Hazardous Material.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person that, together with the Company, would be treated as a single employer under Section 414 of the Code or Section 4001 of ERISA and the regulations thereunder.

“Estimated Base Merger Consideration” has the meaning set forth in Section 2.2(c).

“Estimated Closing Adjusted Net Working Capital” has the meaning set forth in Section 2.2(c).

“Estimated Closing Company Cash” has the meaning set forth in Section 2.2(c).

“Estimated Closing Company Debt” has the meaning set forth in Section 2.2(c).

“Estimated Company Specified Assets” has the meaning set forth in Section 2.2(c).

“Estimated Company Specified Liabilities” has the meaning set forth in Section 2.2(c).

“Estimated Company Transaction Expenses” has the meaning set forth in Section 2.2(c).

“Estimated Kansas Star Phase 1A and 1B Unpaid Costs” has the meaning set forth in Section 2.2(c).

“Estimated Kansas Star Phase 2 Unpaid Costs” has the meaning set forth in Section 2.2(c).

“Estimated Required Improvement Remaining Balance” has the meaning set forth in Section 2.2(c).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“EVD” has the meaning set forth in the second Recital.

“FICA” means the Federal Insurance Contributions Act of 1935, as amended.

“Final Allocation” has the meaning set forth in Section 2.9(b).

“Financing Documents” has the meaning set forth in Section 4.7.

“Force Majeure Event” means any act of God or other ac, event or occurrence outside the control of Parent or one of its Affiliates, including, without limitation, flood, landslides, mudslides, fire, earthquake, explosions, or any similar natural disaster, that results in the closure of more than thirty percent (30%) of the revenue generating gaming operations of the Kansas Star Casino, Hotel and Event Center for a period of at least seven (7) consecutive days.

“Force Majeure Event Duration” has the meaning set forth in Section 2.6(j).

“FTC” has the meaning set forth in Section 5.7(a).

“Fundamental Company Representations” has the meaning set forth in Section 7.1(a).

“Fundamental Parent Representations” has the meaning set forth in Section 7.1(b).

“Fundamental Representations” has the meaning set forth in Section 7.1(b).

“Fundamental Representations Claim Termination Date” means, with respect to any Fundamental Company Representation, Specified Company Representation or Fundamental Parent Representation, the date that is the earlier of (1) the thirtieth (30th) day prior to the date on which the Contingent Merger Consideration becomes due and payable pursuant to Section 2.6 and (2) the thirtieth (30th) day after the expiration of the applicable statute of limitations (after giving effect to any extensions or waivers thereof) for such Fundamental Company Representation, Specified Company Representation or Fundamental Parent Representation, as the case may be.

“GAAP” means generally accepted accounting principles in the United States.

“Gaming Approval” means any consent, approval, order or authorization from, and any declaration, filing or registration with, any Gaming Authority or under any applicable Gaming Law, in each case as required pursuant to Section 6.1(b).

“Gaming Authority” means the Iowa Racing and Gaming Commission, the Louisiana Gaming Control Board, the Louisiana State Racing Commission, the Kansas Racing and Gaming Commission and any other board, agency, commission or authority in any other jurisdiction, in each case, with the authority to regulate any gaming or racing operation (or proposed gaming or racing operation).

“Gaming Law” means, with respect to any Person, any federal, state or local statute, law, ordinance, rule, regulation, permit, consent, approval, license, judgment, order, decree, injunction or other authorization governing or relating to the current or contemplated casino and gaming activities and operations of such Person and its subsidiaries, including the rules and regulations established by any Gaming Authority.

“Governmental Entity” or Governmental Entities” has the meaning set forth in Section 3.5.

“Hazardous Material” means (i) any material, substance or waste which is defined or regulated as a “hazardous substance,” “pollutant,” “contaminant,” “hazardous material,” “hazardous waste,” “extremely hazardous waste,” “restricted hazardous waste,” “infectious waste,” “radioactive,” “toxic substance” or any other formulation intended to define, list or classify substances by reason of deleterious property, such as ignitability, corrosivity, reactivity, carcinogenicity, toxicity, or reproductive toxicity by any Governmental Entity pursuant to any Law; (ii) petroleum, petroleum products and fuel additives, including crude oil and any fractions thereof; (iii) natural gas, synthetic gas, and any mixtures thereof; and (iv) polychlorinated biphenyls and asbestos.

“Hazardous Materials Activities” has the meaning set forth in Section 3.22(b).

“HoldCo Note” means a promissory note in the form of Exhibit D issued by HoldCo in favor of, and for the benefit of, the Member.

“HoldCo Note Indemnification Limit” means an amount equal to Fifty-Five Million Dollars ($55,000,000).

“HSR Act” has the meaning set forth in Section 3.5.

“Identified Employees” has the meaning set forth in Section 5.11(a).

“Improvements” means and includes all buildings (including building systems such as roof, HVAC, electrical, plumbing, sprinklers, and other fire-safety systems), structures, fixtures and other improvements included in any Company Real Property.

“Indebtedness” means, in respect of any Person, (i) indebtedness of such Person for borrowed money; (ii) obligations of such Person evidenced by bonds, debentures, notes or other similar instruments; (iii) obligations of such Person in respect of letters of credit or other similar instruments (or reimbursement agreements in respect thereof) or banker’s acceptances, in each case, only to the extent drawn upon and not reimbursed; (iv) obligations of such Person to pay the deferred and unpaid purchase price of property (to the extent not incorporated into Company Adjusted Net Working Capital); (v) capitalized lease obligations of such Person; (vi) indebtedness of third parties which is guaranteed by such Person or secured by an Lien on the assets of such Person; (vii) any payments to be made by such Person in connection with the acquisition of any entity by way of by merger, consolidation, or acquisition of stock or assets or any other business combination; (viii) any account payable overdue by more than one hundred eighty (180) days; and (ix) unpaid accrued interest on any of the foregoing items; provided, however, that to the extent that any of the foregoing items are included in Company Specified Liabilities or taken into account as a reduction in the calculation of Company Adjusted Net Working Capital, such items (to the same extent) will not constitute Indebtedness for the purpose of determining Company Debt and Closing Company Debt.

“Indemnification Claim” has the meaning set forth in Section 7.5(a).

“Indemnified Parties” means, collectively, the Parent Indemnified Parties and the Member Indemnified Parties.

“Indemnified Party Representative” means (i) Parent, with respect to any Parent Indemnified Party and (ii) the Member, with respect to any Member Indemnified Party.

“Indemnified Persons” has the meaning set forth in Section 5.17(a).

“Indemnifying Representative” means (i) Parent, if a Member Indemnified Party is making a claim for indemnification pursuant to Article 7 and (ii) the Member, if a Parent Indemnified Party is making a claim for indemnification pursuant to Article 7.

“Indentures” shall mean, collectively, the PGL Secured Indenture and the PGL Unsecured Indenture.

“Independent Accounting Firm” has the meaning set forth in Section 2.5(d).

“Intellectual Property” means (a) Patents, Trade Secrets, Copyrights, Trademarks, Publicity Rights, and (b) any rights similar, corresponding or equivalent to any of the foregoing anywhere in the world.

“International Plan” means each Company Plan that has been adopted or maintained by the Company or an ERISA Affiliate, whether informally or formally, or with respect to which the Company or any ERISA Affiliate will or may have any liability, (i) for the benefit of any Employee or current or former non-entity consultant or independent contractor of the Company or any ERISA Affiliate who performs services principally outside the United States or (ii) that is subject to the Laws of a jurisdiction other than the United States.

“Investment Banks” has the meaning set forth in Section 4.7.

“IRS” means the United States Internal Revenue Service.

“JPM” has the meaning set forth in Section 4.7.

“JPMCB” has the meaning set forth in Section 4.7.

“JPMS” has the meaning set forth in Section 4.7.

“Kansas Lottery” has the meaning set forth in Section 3.32(a).

“Kansas Star Actual EBITDA” means, in respect of any Measurement Period or portion thereof, as applicable, an amount equal to (A) Kansas Star Net Income, plus or minus (B) items (i) – (xxi) set forth below, without duplication, but only to the extent that Kansas Star Net Income has been correspondingly reduced or increased, if at all, as applicable, by items (i) – (xxi): (i) plus interest expense (net of any interest income); (ii) plus provision of income tax; (iii) minus benefit of income tax; (iv) plus depreciation and amortization; (v) plus loss on disposal of assets; (vi) minus gain on disposal of assets; (vii) plus loss on early retirement of Indebtedness; (viii) minus gain on early retirement of Indebtedness; (ix) plus loss from equity in any Affiliate of KSC; (x) minus profit from equity in any Affiliate of KSC; (xi) plus non-cash asset impairment charges; (xii) plus pre-opening expenses; (xiii) plus development expenses associated with new business opportunities that are expensed as incurred; (xiv) plus any non-cash equity compensation (a) of employees that are not direct Employees of KSC or (b) of employees that are direct Employees of KSC, but such non-cash equity compensation is (1) not consistent with the past compensation practices of Parent or (2) in excess of $300,000; (xv) plus management fees expensed to Parent, or any Subsidiary of Parent for services provided to KSC; and (xvi) plus the actual amount of the Double Down annual payments, up to a maximum of $925,000.

“Kansas Star Casino, Hotel and Event Center” means the casino, hotel and event center being developed as the “Kansas Star Casino, Hotel and Event Center” by the Company, to be owned and operated thorough KSC, in Mulvane, Kansas.

“Kansas Star Net Income” means the net income of KSC for the Measurement Period or portion thereof as determined in accordance with GAAP.

“Kansas Star Phase 1A and 1B Unpaid Costs” means all construction and related development costs including but not limited to surveying, soil testing, civil engineering ,utility infrastructure costs, fees and contributions, all construction costs contracted through a general contractor or construction manager or in direct contractual privity with the owner; all professional fees for architectural, engineering and design costs including contract administration costs from those professionals and reimbursable costs, including legal fees; all contractors and construction manager fees, the cost of payment and performance bonds, insurance; costs of fixtures, furnishings and equipment (FF&E), including order deposits costs, freight and taxes, all operating supplies and equipment (OS&E) costs including order deposit costs, freight and taxes, all licenses, permits, and fees to any governing body or code review agency having jurisdiction over the site, structure or operation of Phase 1A or 1B (whether invoiced or not), and any other estimated completion costs, in each case, specifically relating to Phase 1A or Phase 1B, whether capital expenditures, or pre-opening or development expenses (but not including any actual or imputed capitalized interest or financing costs) that are not paid, satisfied or otherwise discharged, in full, as of the Closing Date; provided, however, that any incremental or additional costs incurred as a result of any deviation after the Closing from the Updated Construction Budgets shall not constitute Kansas Star Phase 1A and 1B Unpaid Costs.

“Kansas Star Phase 2 Unpaid Costs” means (i) all construction and related development costs including but not limited to surveying, soil testing, civil engineering ,utility infrastructure costs, fees and contributions, all construction costs contracted through a general contractor or construction manager or in direct contractual privity with the owner; all professional fees for architectural, engineering and design costs including contract administration costs from those professionals and reimbursable costs, including legal fees; all contractors and construction manager fees, the cost of payment and performance bonds, insurance; costs of fixtures, furnishings and equipment (FF&E), including order deposits costs, freight and taxes, all operating supplies and equipment (OS&E) costs including order deposit costs, freight and taxes, all licenses, permits, and fees to any governing body or code review agency having jurisdiction over the site, structure or operation of Phase 2 (whether invoiced or not), and any other costs, in each case, specifically relating to Phase 2, whether capital expenditures, or pre-opening or development expenses (but not including any actual or imputed capitalized interest or financing costs) that are incurred by the Company or KSC prior to the Closing Date and which are not paid, satisfied or otherwise discharged, in full, as of the Closing Date; and (ii) any and all costs related to the Arena Conversion to the extent not paid prior to the Closing Date.

“Kansas Star Sale” means any transaction or series of transactions which, directly or indirectly, results in (x) any sale of assets, other than in the ordinary course of business, of KSC relating to the Kansas Star Casino, Hotel and Event Center (whether existing as of the Closing Date or acquired thereafter as a result of the construction, development and operation of the Kansas Star Casino, Hotel and Event Center) that would have an adverse impact on the Kansas Star Actual EBITDA or (y) Parent, the Surviving Company and its Controlled Affiliates cease to collectively own more than fifty percent (50%) of the outstanding voting equity interests of KSC.

“knowledge” means, with respect to any fact, circumstance, event or other matter in question, the actual knowledge of such fact, circumstance, event or other matter of (A) an individual, if used in reference to an individual, (B) with respect to the Company and the Company Subsidiaries, each of M. Brent Stevens, Michael Luzich, Natalie A. Schramm, James Adams, Jonathan Swain, Dustin Manternach and Christian Morris and (C) with respect to Parent, Keith E. Smith, Robert L. Boughner, Brian A. Larson and Josh Hirsberg.

“KSC” has the meaning set forth in the second Recital.

“Law” means any federal, state, foreign, or local law, statute, ordinance, rule, regulation, writ, injunction, directive, order, judgment, published treaty, decree, administrative or judicial decision and any other published executive, legislative, regulatory or administrative proclamation applicable to a Person, and any applicable Gaming Law.

“Leased Real Property” means all real property that the Company or any Company Subsidiary occupies or uses or has the right to occupy or use as of the Closing, but that is not Owned Real Property.

“Leases” has the meaning set forth in Section 3.13(b).

“Liability” means any direct or indirect, primary or secondary, liability, Indebtedness, obligation, penalty, expense, claim, deficiency, guaranty or endorsement of or by any Person of any type or nature, known or unknown, whether accrued, absolute, contingent, liquidated, unliquidated, matured, unmatured or otherwise.

“Lien” means any mortgage, option, deed of trust, lien, pledge, charge, security interest, title retention device, lease, license, conditional sale or other security arrangement, collateral assignment, claim, charge, adverse claim of title, right to use, right of first refusal, restriction, servitude, proxy, hypothecation, equity, equitable interest, preference, right of possession, tenancy, encroachment, covenant, infringement, interference, community property interest, legend, defect, impediment, exception, reservation, limitation, impairment, imperfection of title, condition or restriction of any nature or other encumbrance of any kind (including any restriction on (i) the voting of any security or the transfer of any security or other asset, (ii) the receipt of any income derived from any asset, (iii) the use of any asset, and (iv) the possession, exercise or transfer of any other attribute of ownership of any asset), other than: (A) statutory liens for Taxes that are not yet due and payable or liens for Taxes being contested in good faith by any appropriate proceedings; (B) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (C) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable Law; (D) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens arising in the ordinary course of business; (E) liens in favor of customs and revenue authorities arising as a matter of applicable Law to secure payments of customs duties in connection with the importation of goods arising in the ordinary course of business consistent with past practices; (F) zoning, building codes, and other land use laws regulating the use or occupancy of Company Real Property or the activities conducted thereon that are imposed by any Governmental Entity; (G) liens for any Company Indebtedness Agreements set forth on Schedule 3.14(a) of the Company Disclosure Schedule that will not be paid off at Closing; (H) with respect to Company Membership Interests or Company Equity Rights, any restrictions on transfer imposed by applicable Law, including federal and state securities Laws and Gaming Laws; (I) easements, covenants, conditions, restrictions and other matters affecting title, such imperfections of title and encumbrances, if any, which do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby; and (J) “Permitted Liens” as defined in the PGL Secured Indenture. Notwithstanding anything to the contrary set forth herein, the term “Lien” shall not include a license of Intellectual Property.

“Loss” or “Losses” means any and all claims, losses, liabilities, obligations, fines, penalties, Taxes, demands, lawsuits, actions, assessments, damages, or expenses whatsoever (including reasonable attorneys’ fees and expenses, and other reasonable professional, experts’ and consultants’ fees and other reasonable costs of defense or investigation), but excluding lost profits, lost revenues, lost opportunities and indirect, incidental, consequential, punitive, and other special damages regardless of the legal theory. In no event shall “Losses” be calculated based on any multiple (whether of earnings, cash flow, EBITDA, or otherwise) or other similar methodology used to value the equity of the Company and the Company Subsidiaries or any other Person.

“Luzich Management Services Agreement” means the management services agreement among PGP, OED and Michael Luzich.

“Luzich Management Services Termination Agreement” means the Termination Agreement in respect of the Luzich Management Services Agreement to be entered into among PGP, OED and Michael Luzich.

“Luzich Management Services Termination Amount” means Thirty One Million, Three Hundred Thirty Thousand Dollars ($31,330,000).

“Management Contract” means the Lottery Gaming Facility Management Contract, by and between KSC and the Kansas Lottery (acting on behalf of the State of Kansas), as finally approved by the Kansas Racing and Gaming Commission on January 14, 2011.

“Management Services Termination Amount” means the sum of (i) the Luzich Management Services Termination Amount and (ii) the PGP Advisors Management Services Termination Amount, being Sixty Four Million One Hundred Eighty Seven Thousand Five Hundred Dollars ($64,187,500).

“Material Contract” has the meaning set forth in Section 3.16(a).

“Measurement Period” means the period from and including January 1, 2015 through and including December 31, 2015.

“Measurement Period Extension” has the meaning set forth in Section 2.6(j).

“Measurement Period Kansas Star Actual EBITDA” means Kansas Star Actual EBITDA for the Measurement Period as finally determined pursuant to and in accordance with Section 2.6.

“Measurement Period Kansas Star Actual EBITDA Disputed Item” has the meaning set forth in Section 2.6(c).

“Measurement Period Kansas Star Actual EBITDA Notice of Disagreement” has the meaning set forth in Section 2.6(c).

“Measurement Period Kansas Star Actual EBITDA Statement” has the meaning set forth in Section 2.6(b).

“Member Indemnified Parties” has the meaning set forth in Section 7.2(b).

“Member” has the meaning set forth in the Preamble.

“Member Approval” has the meaning set forth in Section 3.3(a).

“Member True-Up Amount” has the meaning set forth in Section 2.5(g).

“Merger” has the meaning set forth in the third Recital.

“Merger Consideration” has the meaning set forth in Section 2.2(a).

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Sub Board” has the meaning set forth in the fourth Recital.

“Merger Sub Board Approval” has the meaning set forth in Section 4.2(a)(i).

“Merger Sub Member” has the meaning set forth in the fourth Recital.

“Merger Sub Member Approval” has the meaning set forth in Section 4.2(a)(i).

“Merger Tax Treatment” has the meaning set forth in Section 2.9(a).

“Merrill Lynch” has the meaning set forth in Section 4.7.

“Mulvane Special Assessment Tax” means the Annual Special Assessment Tax imposed by the City of Mulvane, Kansas on the Kansas Star Planned Unit Development with respect to the financing and construction of certain municipally-owned utilities that serve the Kansas Star Planned Unit Development, as in effect immediately prior to the Closing.

“New Litigation Claim” has the meaning set forth in Section 5.13.

“Non-Compete Person” means each of M. Brent Stevens, Michael Luzich, Natalie A. Schramm, and Jonathan Swain.

“Non-Competition Agreement” means the non-competition agreement, substantially in the form attached hereto as Exhibit E, entered into by and between Parent and each Non-Compete Person.

“Notice of Disagreement” has the meaning set forth in Section 2.5(b).

“OED” means The Old Evangeline Downs, LLC, a Louisiana limited liability company.

“Order” means any decree, injunction, judgment, order, ruling, writ, quasi-judicial decision or award, administrative decision, or award of any federal, state, local, foreign or other court, arbitrator, mediator, tribunal, administrative agency or other Governmental Entity.

“Owned Real Property” means all real property owned in fee by the Company or any Company Subsidiary.

“Parent” has the meaning set forth in the Preamble.

“Parent Board” has the meaning set forth in the fifth Recital.

“Parent Board Approval” has the meaning set forth in Section 4.2(a)(ii).

“Parent Cash Merger Consideration” means an amount set forth on Schedule 9.1(a).

“Parent Debt Commitment Financing” has the meaning set forth in Section 4.7.

“Parent Debt Commitment Letter” has the meaning set forth in Section 4.7.

“Parent Debt Financing” means the sale of debt securities in the debt capital markets by Parent or any Affiliate of Parent and/or the borrowing by Parent or any Affiliate of Parent under any debt instrument, in each case, to finance the Transactions contemplated by this Agreement pursuant to which Parent or such Affiliate of Parent raises cash in an amount set forth on Schedule 9.1(a).

“Parent Disclosure Schedule” has the meaning set forth in Article 4.

“Parent Engagement Letter” has the meaning set forth in Section 4.7.

“Parent Fee Letter” has the meaning set forth in Section 4.7.

“Parent Financings” means collectively the Parent Debt Financing and the PGL Debt Financing.

“Parent Financing Sources” means the Persons that have committed to provide or have otherwise entered into agreements in connection with the PGL Debt Financing or the Parent Debt Financing and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their Affiliates, officers, directors, employees, agents and representatives involved in the PGL Debt Financing or the Parent Debt Financing and their successors and assigns.

“Parent Funding Date” has the meaning set forth in Section 5.18(a)(i).

“Parent Indebtedness Agreements” means (i) that certain Second Amended and Restated Credit Agreement, dated as of December 17, 2010, by and among Parent, the lenders from time to time party thereto, and Bank of America, N.A., as administrative agent, (ii) that certain Lender Joinder Agreement, dated as of November 2, 2011, by and among Parent, Bank of America, N.A., as administrative agent, and Bank of America, N.A., as the Increasing Lender, (iii) that certain Indenture, dated as of April 15, 2004, by and between Parent and Wells Fargo Bank, National Association, as trustee, relating to the 6.75% Senior Subordinated Notes due 2014, (iv) that certain Indenture, dated as of January 25, 2006, by and between Parent and Wells Fargo Bank, National Association, as trustee, as supplemented by that certain First Supplemental Indenture, dated as of January 30, 2006, by and between Parent and Wells Fargo Bank, National Association, as trustee, relating to the 7.125% Senior Subordinated Notes due 2016, and (v) that certain Indenture, dated as of November 10, 2010, by and between Parent and U.S. Bank National Association, as trustee, relating to the 9.125% Senior Notes due 2018, each as amended, modified or supplemented.

“Parent Indemnified Parties” has the meaning set forth in Section 7.2(a).

“Parent Material Adverse Effect” means any Effect that, when taken individually or together with all other Effects, (a) is materially adverse in relation to the condition (financial or otherwise), properties, employees, assets (including intangible assets), Liabilities, business, operations or results of operations of Parent together with its Subsidiaries, taken as a whole, or (b) prevents consummation of the Merger or the other transactions contemplated by this Agreement, except in each case to the extent that any such Effect results from: (1) changes in general economic or political conditions or the financing, banking, currency or capital markets in general (provided that such changes do not adversely affect Parent disproportionately as compared to its competitors similarly situated in the jurisdictions in which such changes occur); (2) changes affecting the industries, markets or geographic areas generally in which Parent operates; (3) changes in Law or GAAP; (4) any acts of God or acts of terrorism, military action or war involving the U.S. occurring after the date hereof; (5) actions by or on behalf of Parent or Merger Sub taken pursuant to the express requirements of this Agreement (including Section 5.7); (6)or any Contract to which Parent is a party; (7) actions by or on behalf of Parent taken as required by Law; (8) any Action brought by any Person against Parent to prevent or enjoin the Merger or any of the transactions contemplated herein; (9) changes directly attributable to the announcement of this Agreement (10) adverse changes in the trading volume or trading prices of the Parent common stock in and of themselves; or (11) any failure to meet analysts’ estimates or expectations as to revenue, earnings or other financial performance (provided that such exclusion shall not apply to any underlying Effect that may have caused such change in trading prices or volumes (other than those Effects set forth in clauses (1)–(10) of this definition)).

“Parent Officer’s Certificate” has the meaning set forth in Section 6.2(e).

“Parent Operative Documents” has the meaning set forth in Section 7.1(b).

“Parent True-Up Amount” has the meaning set forth in Section 2.5(f).

“Party” or “Parties” has the meaning set forth in the Preamble.

“Patents” means all United States and foreign patents and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and equivalent or similar rights anywhere in the world in inventions and discoveries.

“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Entity or other entity.

“PGL Commitment Financing” has the meaning set forth in Section 4.7.

“PGL Debt Financing” means the sale of debt securities in the debt capital markets by (i) PGL or any Affiliate of PGL and/or the borrowing by PGL or any Affiliate of PGL under any debt instrument, or (ii) Parent or any Affiliate of Parent and/or the borrowing by Parent or any Affiliate of Parent under any debt instrument, in each case, to refinance the Indentures and certain other Indebtedness of PGL and to finance, in part, the Transactions contemplated by this Agreement pursuant to which Parent or such Affiliate of Parent raises cash in an amount set forth on Schedule 9.1(a).

“PGL Fee Letter” has the meaning set forth in Section 4.7.

“PGL Engagement Letter” has the meaning set forth in Section 4.7.

“PGL Refinancing Cash Merger Consideration” means the amount set forth on Schedule 9.1.

“PGL Refinancing Cash Merger Consideration Cost” means the amount set forth on Schedule 9.1.

“PGL Refinancing Commitment Letter” has the meaning set forth in Section 4.7.

“PGL Secured Indenture” means that certain Indenture governing the PGL Secured Notes, dated as of August 6, 2009, by and among the Company and Corporate Subsidiary as co-obligors, U.S. Bank National Association, as trustee, and certain other parties named therein, as amended or supplemented.

“PGL Secured Notes” means those certain 8.375% Senior Secured Notes due 2015 in an aggregate original principal amount of $240,000,000 issued by the Company and Corporate Subsidiary under the PGL Secured Indenture.

“PGL Unsecured Indenture” means that certain Indenture governing the PGL Unsecured Notes, dated as of August 6, 2009, by and among the Company and Corporate Subsidiary, as co-obligors, U.S. Bank National Association, as trustee, and certain other parties named therein, as amended or supplemented.

“PGL Unsecured Notes” means those certain 10.750% Senior Unsecured Notes due 2017 in an aggregate original principal amount of $305,000,000 issued by the Company and Corporate Subsidiary under the PGL Unsecured Indenture.

“PGP” has the meaning set forth in the Preamble.

“PGP Advisors Management Services Agreement” means the management services agreement between PGP and PGP Advisors, LLC.

“PGP Advisors Management Services Termination Agreement” means the Termination Agreement in respect of the PGP Advisors Management Services Agreement to be entered into among PGP and PGP Advisors, LLC.

“PGP Advisors Management Services Termination Amount” means Thirty Two Million Eight Hundred Seventy Five Thousand Five Hundred Dollars ($32,875,500).

“PGP Board” has the meaning set forth in Section 3.3(b).

“PGP Board Approval” has the meaning set forth in Section 3.3(b).

“PGP Certificate of Formation” means the Certificate of Formation, dated December 23, 1998, as amended, of PGP.

“PGP Causation Exception” has the meaning set forth in Section 8.3.

“PGP LLC Agreement” means that certain Second Amended and Restated Operating Agreement by and among the Company and the Member, dated as of April 16, 2004, as amended, including, without limitation, the Amendment to the Second Amended and Restated Operating Agreement dated as of September 12, 2005 and the Second Amendment to the Second Amended and Restated Operating Agreement dated as of November 6, 2009.

“PGP Board” has the meaning set forth in Section 3.3(b).

“PGP Board Approval” has the meaning set forth in Section 3.3(b).

“PGP Members Approval” has the meaning set forth in Section 3.3(b).

“PGP’s Secretary’s Certificate” has the meaning set forth in Section 6.3(f).

“Phase 1A” has the meaning set forth in the Kansas Star Management Contract.

“Phase 1A Design” has the meaning set forth in Section 3.32(a).

“Phase 1B” has the meaning set forth in the Kansas Star Management Contract.

“Phase 1B Construction Budget” has the meaning set forth in Section 3.32(b).

“Phase 1B Construction Schedule” has the meaning set forth in Section 3.32(b).

“Phase 1B Design” has the meaning set forth in Section 3.32(b).

“Phase 1B Fit Out Standard” has the meaning set forth in Section 3.32(b).

“Phase 2” has the meaning set forth in the Kansas Star Management Contract.

“Phase 2 Construction Budget” has the meaning set forth in Section 3.32(c).

“Phase 2 Construction Schedule” has the meaning set forth in Section 3.32(c).

“Phase 2 Design” has the meaning set forth in Section 3.32(c).

“Phase 2 Fit Out Standard” has the meaning set forth in Section 3.32(c).

“Post-Closing Report” has the meaning set forth in Section 2.5(a).

“Post-Closing Tax Period” means a taxable period beginning after the Closing Date and the portion of the taxable period beginning after the Closing Date for a Straddle Period.

“Pre-Closing Tax Period” means a taxable period ending on or prior to the Closing Date and the portion of the taxable period ending on or prior to the Closing Date for a Straddle Period.

“Preliminary Closing Report” has the meaning set forth in Section 2.2(c).

“Pre-Merger Period” has the meaning set forth in Section 5.1.

“Principal Amount” means the outstanding principal amount of the HoldCo Note, which shall initially be the Closing Principal Amount, as the same may be adjusted from time to time in accordance with the terms of this Agreement.

“Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), prosecution, contest, hearing, inquiry, inquest, audit, examination or investigation that is or has been commenced, brought, conducted or heard at law or in equity or before any Governmental Entity or any arbitrator or arbitration panel.

“Proposed Allocation” has the meaning set forth in Section 2.9(b).

“Provided Material Contracts” means all written Material Contracts (other the Company LLC Agreement or any Contract to which the Company or any of the Company Subsidiaries is a party with or in respect of the Member) in effect as of the date of this Agreement that have been delivered or made available to Parent.

“Publicity Rights” means all publicity and privacy rights under applicable law, including any such rights with respect to use of a Person’s name, signature, likeness, image, photograph, voice, identity, personality, and biographical and personal information and materials.

“Purchased Assets” has the meaning set forth in Section 2.9(a).

“Registered Intellectual Property” means all United States, international and foreign: (i) Patents, including applications therefor; (ii) registered Trademarks and applications to register Trademarks; (iii) Copyright registrations and applications to register Copyrights; and (iv) any other registered or applied-for Intellectual Property; in each case owned by and registered in the name of the Company or any Company Subsidiary.

“Required Gaming Approval” has the meaning set forth in Section 5.7(a).

“Related Agreements” has the meaning set forth in Section 3.3(a).

“Release” means any releasing, spilling, leaking, pumping, pouring, placing, emitting, emptying, discharging, injecting, escaping, leaching, disposing, or dumping into the environment, whether intentional or unintentional, negligent or non-negligent, sudden or non-sudden, accidental or non-accidental.

“Required Improvements” has the meaning set forth in Section 5.20.

“Required Improvement Line Items” has the meaning set forth in Section 5.20.

“Required Improvement Remaining Balance” means, solely for those Required Improvement Line Items for which Required Improvements have not been completed, the aggregate unpaid balance obtained by subtracting (a) the aggregate cost paid as of the Closing Date for such Required Improvements for each Required Improvement Line Item set forth on the 2012 Company Capital Expenditure Budget from (b) the budgeted cost for each Required Improvement Line Item set forth on the 2012 Company Capital Expenditure Budget.

“Representatives” means, with respect to any Person, such Person’s officers, directors, managers, financial advisors, financing sources, legal advisors, accountants, Employees, controlled Affiliates, agents and other representatives.

“Response Actions” has the meaning set forth in Section 7.3(g).

“Reverse Termination Fee” means an amount equal to Thirty Million Dollars ($30,000,000), increased by $3,000,000 on the last day of each month beginning on June 30, 2012 until the date that this Agreement is terminated in accordance with its terms; provided, however, that the amount of the Reverse Termination Fee shall in no event exceed Forty Five Million Dollars ($45,000,000).

“Revolver Amount” has the meaning set forth in Section 5.18(a)(ii).

“Sample Base Merger Consideration Calculation” has the meaning set forth in Section 2.2(b).

“Sample Kansas EBITDA Calculation” has the meaning set forth in Section 2.6(a).

“SEC” means the United States Securities and Exchange Commission.

“Secretary’s Certificate” has the meaning set forth in Section 6.3(f).

“Section 409A” has the meaning set forth in Section 3.24(i).

“Securities Act” means the Securities Act of 1933, as amended.

“Software” means any computer program, operating system, applications system, firmware or software (in each case other than commercial, off-the-shelf software), including, solely to the extent part of the foregoing, object code, source code, comment code, algorithms, reports, and related manuals and documentation, and all databases necessary or appropriate to operate any such computer program, operating system, applications system, firmware or software.

“SOX” has the meaning set forth in Section 3.8(a).

“Specified Company Representations” has the meaning set forth in Section 7.1(a).

“Specified Employees” has the meaning set forth in Section 5.11(a).

“Specified Gaming Operations” means any of (i) slot machine gaming operations in Louisiana, (ii) slot machine or table game gaming operations in Iowa, or (iii) slot machine or table game gaming operations in Kansas.

“Straddle Period” has the meaning set forth in Section 5.12(c).

“Subsidiary” of any Person means any corporation, partnership, limited liability company, association, trust, unincorporated association or other legal entity of which such Person, as the case may be (either alone or through or together with any other Subsidiary), (i) owns, directly or indirectly, 50% or more of the shares of capital stock or other equity interests that are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity, or (ii) has the contractual or other power to designate a majority of the board of directors or other governing body (and, where the context permits, includes any predecessor of such an entity).

“Surviving Company” has the meaning set forth in Section 1.1.

“Takeover Statute” has the meaning set forth in Section 3.4(b).

“Target EBITDA Amount” has the meaning set forth in Section 2.6(f).

“Tax” (and, with correlative meaning, “Taxes”) means (a) any net income, federal, state, local or foreign income, alternative or add-on minimum tax, ad valorem, business license, capital, custom, disability, documentary, employment, environmental, excise, franchise, gains, gross income, gross receipts, import, license, occupation, payroll, personal property, premium, profits, property transfer, real property, recording, registration, sales, services, severance, social security, stamp, transfer, unemployment, unemployment insurance, use, value added, wage, windfall profit, withholding, custom, duty, levy or other tax, or other governmental assessment, charge or fee in the nature of a tax (whether payable directly or by withholding); (b) any liability for Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise; and (c) any estimated Tax, together with any interest, fines or any penalty, addition to tax or additional amount and any interest on such penalty, fine addition to tax or additional amount, imposed by any Tax Authority.

“Tax Authority” means any Governmental Entity responsible for the imposition, assessment or collection of any Tax (domestic or foreign).

“Tax Matter” has the meaning set forth in Section 5.12(e)(i).

“Tax Return” means any return, statement, declaration, notice, certificate or other document that is or has been filed with or submitted to, or required to be filed with or submitted to, any Governmental Entity in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of, or compliance with, any legal requirement related to any Tax.

“Third-Party Acquisition” has the meaning set forth in Section 5.10(a).

“Third-Party Claims” has the meaning set forth in Section 7.4(a).

“Threshold Amount” has the meaning set forth in Section 7.3(a).

“Trade Secrets” means all trade secrets under applicable Law and other rights in know-how and confidential or proprietary information under applicable Law and all claims and rights related thereto.

“Trademarks” means any and all trademarks, service marks, logos, trade names, corporate names and Domain Names, and all goodwill associated therewith throughout the world.

“Transfer Tax” means all stamp, transfer, recordation, documentary, sales and use, value added, registration and other similar taxes and fees (including any penalties and interest) incurred in connection with, or as a consequence of, this Agreement or any other transaction contemplated hereby.

“United States” or “U.S.” means the United States of America.

“Updated Construction Budgets” has the meaning set forth in Section 2.2(c).

“Up-Front Cash Merger Consideration” means an amount equal to (i) the Parent Cash Merger Consideration plus (ii) PGL Refinancing Cash Merger Consideration.

“Vessel” means the vessel known as BELLE OF ORLEANS, Official Number 1033140, including all: (i) superstructure currently constructed thereon; (ii) plans and specifications therefor, if owned by and in the possession of the Company; (iii) existing warranties therefore; and (iv) parts, spares, tools, equipment, machinery, gear, implements, broached and unbroached consumable stores, provisions for furniture, fixtures, fuel, pumps, anchors, cables, chains, rigging, tackle, fittings, accessories, appurtenances, appliances, supplies therefor, ramps, generators and related equipment (including existing walkways), related to the Vessel, whether located onboard the Vessel or elsewhere.

9.2 Interpretation.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(b) Any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c) The words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement, and Exhibits and Schedules to this Agreement.

(e) The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(f) The phrases “has delivered,” “has made available,” “has provided” and any similar phrases, as they relate to information or documents delivered, made available or provided by the Company to Parent prior to the date of this Agreement, shall be understood to mean that such information or documents have been either physically delivered by the Company to Parent or posted by the Company to its electronic data room for review by Parent prior to the date of this Agreement.

ARTICLE 10

General Provisions

10.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if properly addressed: (i) if delivered personally, by commercial delivery service or by facsimile (with confirmation of receipt, with copies by overnight courier service or certified mail (return receipt requested)), on the day of delivery; (ii) if delivered by registered or certified mail (return receipt requested), three (3) Business Days after mailing, or (iii) if delivered by e-mail (with confirmation of receipt), on the day of delivery. Notices shall be deemed to be properly addressed to any Party if addressed to the following addresses (or at such other address for a Party as shall be specified by like notice):

(a)	if to Parent or Merger Sub, to:

Boyd Gaming Corporation

3883 Howard Hughes Parkway, 9th Floor

Las Vegas, NV 89169

Attention: Brian Larson

Telephone:  (702) 792-7200

E-mail:        brianlarson@boydgaming.com

Facsimile:   (702) 792-7335

with a copy to:

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105

Attention: Brandon C. Parris Esq.

                  Jeffrey Washenko Esq.

Telephone: (415) 268-7000

E-mail:        bparris@mofo.com

     jwashenko@mofo.com

Facsimile:   (415) 268-7520

(b)	if to the Member, to:

Peninsula Gaming Partners, LLC

301 Bell Street

Dubuque, IA 52001

Attention: James Adams

Telephone: (563) 690-4978

E-mail:        James.Adams@peninsulagaming.com

Facsimile:    (563) 690-1394

with a copy to:

White & Case LLP

1155 Avenue of Americas

New York, NY 10036

Attention: Ronald Brody, Esq.

         Nazim Zilkha, Esq.

Telephone: (212) 819-8200

E-mail:        rbrody@whitecase.com

   nzilka@whitecase.com

Facsimile:    (212) 354-8113

(c)	if to the Company, to:

Peninsula Gaming, LLC

301 Bell Street

Dubuque, IA 52001

Attention: James Adams

Telephone:  (563) 690-4978

E-mail:       James.Adams@peninsulagaming.com

Facsimile:    (563) 690-1394

Notices sent by multiple means, each of which is in compliance with the provisions of this Agreement, shall be deemed to have been received at the earliest time provided for by this Agreement.

10.2 Entire Agreement. Except for the Confidentiality Agreements, this Agreement, the Schedules and Exhibits, and the documents and instruments and other agreements among the Parties referenced herein constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof.

10.3 Severability. In the event that any term, covenant, restriction or other provision of this Agreement or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of the terms, covenants, restrictions and other provisions of this Agreement will continue in full force and effect and the application of such terms, covenants, restrictions and other provisions will be reformed, construed and enforced in such jurisdiction as if such illegal, void or unenforceable term, covenant, restriction or other provision or any portion thereof had never been contained herein. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision, as agreed upon in good faith by the Parties.

10.4 Specific Performance. Each of the Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that an award of money damages would be inadequate in any such event. It is accordingly agreed that the Parties and the third party beneficiaries under Section 10.6 shall be entitled to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity; provided, however, that, notwithstanding anything in this Agreement to the contrary, this Section 10.4 (and the remedies available pursuant to this Section 10.4) shall not apply, and the Parties and third party beneficiaries shall have no such entitlement if (i) Parent terminates this Agreement pursuant to Section 8.1(b) or Section 8.1(i) and pays the Reverse Termination Fee, or (ii) PGP has the right to terminate this Agreement and trigger Parent’s obligation to pay the Reverse Termination Fee in accordance with Section 8.3 (or would have triggered Parent’s obligation to pay the Reverse Termination Fee pursuant to Section 8.3, but for the PGP Causation Exception), Section 8.3 shall be PGP and the Company’s sole and exclusive remedy, except to the extent that PGP and the Company exercises its right to enforce specifically (i) the obligations of Parent under the last sentence of Sections 5.18(a)(i) and 5.18(a)(ii), (ii) the obligation of Parent under Section 5.18(d), (iii) the obligation of Parent under Section 5.18(e), (iv) the obligation of Parent under Section 5.18(f), or (v) the obligation of Parent under Sections 5.7(a) and 5.7(b). Each Party further agrees that no other Party or any other Person shall be required to prove the inadequacy of money damages as a remedy or obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy pursuant to this Section 10.4, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. Each Party further agrees that the only permitted objection that it may raise in response to any action for equitable relief as permitted pursuant to this Section 10.4 is that it contests the existence of a breach of this Agreement. While PGP and the Company may elect to pursue either or both of (i) a grant of specific performance as and only to the extent expressly permitted by this Section 10.4, or (ii) the payment of the Parent Termination Fee (only to the extent expressly permitted by Section 8.3), under no circumstances shall PGP or the Company be permitted or entitled to receive both such grant of specific performance and payment of the Parent Termination Fee. Notwithstanding anything herein to the contrary, in the event of a breach by Parent of its obligations under Section 5.18(d), Section 5.18(e) or Section 5.18(f), on the Parent Funding Date (but prior to the Drop Dead Date), PGP and the Company’s sole and exclusive remedy shall be to enforce specifically the obligation of Parent under Section 5.18(d), Section 5.18(e) and Section 5.18(f).

10.5 Expenses. Whether or not the Merger is consummated, except as otherwise provided herein, all fees and expenses incurred in connection with the Merger, including all legal, accounting, tax and financial advisory, consulting, investment banking and all other fees and expenses of third Parties incurred by a Party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby shall be the obligation of the Party incurring such fees and expenses; provided, however, that if the Merger is consummated, all Company Transaction Expenses shall be treated as provided in Section 2.2.

10.6 Successors and Assigns; Parties in Interest.

(a) This Agreement shall be binding upon each of the Member and each of their respective personal representatives, executors, administrators, estates, heirs, successors and assigns (if any) and Parent, Merger Sub, the Company and the Surviving Company and their respective successors and assigns, if any. This Agreement shall inure to the benefit of the Parties and the Indemnified Parties and the respective successors and assigns (if any) of the foregoing.

(b) No Party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of Parent and the Company.

(c) Except as provided in the following sentences, nothing in this Agreement, expressed or implied, is intended to or shall confer upon any other Person any rights, interests, benefits or other remedies of any nature under or by reason of this Agreement. If the Merger is consummated: (i) this Agreement is intended to benefit the Indemnified Parties and, each Indemnified Party shall be deemed a third-party beneficiary of this Agreement and this Agreement shall be enforceable by the Indemnified Parties; (ii) Section 2.7(a) is intended to benefit PGP Advisors, LLC, and PGP Advisors, LLC shall be deemed a third party beneficiary of Section 2.7(a) and Section 2.7(a) shall be enforceable by PGP Advisors, LLC; (iii) Section 2.7(b) is intended to benefit Michael Luzich, and Michael Luzich shall be deemed a third party beneficiary of Section 2.7(b) and Section 2.7(b) shall be enforceable by Michael Luzich; and (vi) the Parent Financing Sources are hereby made third party beneficiaries of Section 5.18, Section 8.3, this Section 10.6 and Section 10.10. Except as set forth in this Section 10.6(c), none of the provisions of this Agreement are intended to provide any rights or remedies to any Person other than the Parties and their respective successors and assigns, if any.

10.7 Amendment. Except as is otherwise required by applicable Law, prior to the Closing, this Agreement may be amended by the Parties at any time by execution of an instrument in writing signed by Parent, Merger Sub and the Company. Except as is otherwise required by applicable Law, after the Closing, this Agreement may be amended by the Parties at any time by execution of an instrument in writing signed by Parent and the Member.

10.8 Extension; Waiver. At any time prior to the Effective Time, Parent and Merger Sub, as applicable, on the one hand, and the Company, on the other, may, to the extent permitted by applicable Law, (i) extend the time for the performance of any of the obligations of the other Party, (ii) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto or (iii) waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if, and to the extent, set forth in an instrument in writing signed by such Party.

10.9 No Additional Waiver. No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

10.10 Governing Law; Venue. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of New York without regard to any conflicts of laws principles thereof. The Parties irrevocably submit to the exclusive jurisdiction of the federal courts sitting in the Borough of Manhattan of the city of New York for the purposes of any action arising out of this Agreement or any of the transactions contemplated hereby and each of the Parties agrees that it will not bring or support any action, whether in law or in equity, in any forum other than the United States District Court for the Southern District of New York (and the appellate courts thereof); provided, however, that if such federal courts do not have jurisdiction over such action, such action shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan in the city of New York. The Parties further agree that service of any process, summons, notice or document hand delivered or sent by U.S. registered mail to such Party’s respective address set forth in Section 10.1 shall be effective service of process for any action in New York with respect to any matters to which it has submitted to jurisdiction as set forth in the immediately preceding sentence. The Parties irrevocably and unconditionally waive any objection to the laying of venue of any action arising out of this Agreement or the transactions contemplated hereby in (i) the federal courts sitting in the Borough of Manhattan of the City of New York; provided, however, that, if such federal courts do not have jurisdiction over such action, such action shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan in the city of New York, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action brought in any such court has been brought in an inconvenient forum. Each of the Parties hereby irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby or the actions of the Member, the Company, Parent or Merger Sub in the negotiation, administration, performance and enforcement hereof. Notwithstanding the foregoing, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, against the Parent Financing Sources in any way relating to this Agreement or any of the transactions contemplated hereby, including but not limited to any dispute arising out of or relating to the Parent Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and the appellate courts thereof).

10.11 Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, as applicable, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

10.12 Counterparts; Facsimile Delivery. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any signature page delivered by facsimile or electronic image transmission shall be binding to the same extent as an original signature page. Any Party that delivers a signature page by facsimile or electronic image transmission shall deliver an original counterpart to any other Party that requests such original counterpart.

10.13 No Presumption Against Drafting Party. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

10.14 No Joint Venture. Nothing contained in this Agreement shall be deemed or construed as creating a joint venture or partnership between any of the Parties. No Party is by virtue of this Agreement authorized as an agent, employee or legal representative of any other Party. No Party by virtue of this Agreement shall have the power to control the activities and operations of any other Party and their status is, and at all times shall continue to be, that of independent contractors with respect to each other. No Party by virtue of this Agreement shall have any power or authority to bind or commit any other Party. No Party shall hold itself out as having any authority or relationship in contravention of this Section 10.14. No Party by virtue of this Agreement owes a fiduciary duty or express or implied duty to any other Party, but instead the Parties intend their contractual relationship to be governed by the express provisions of this Agreement.

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IN WITNESS WHEREOF, each of the Parties has executed and delivered this Agreement, or caused this Agreement to be executed and delivered by its duly authorized representative, as of the date first written above.

BOYD GAMING CORPORATION

By:	/s/ Keith E. Smith
Name:	Keith E. Smith
Title:	Chief Executive Officer & President

BOYD ACQUISITION II, LLC.

By:	/s/ Keith E. Smith
Name:	Keith E. Smith
Title:	President

BOYD ACQUISITION SUB, LLC.

By:	/s/ Keith E. Smith
Name:	Keith E. Smith
Title:	President

PENINSULA GAMING PARTNERS, LLC.

By:	/s/ M. Brent Stevens
Name:	M. Brent Stevens
Title:	Chief Executive Officer

PENINSULA GAMING, LLC.

By:	/s/ M. Brent Stevens
Name:	M. Brent Stevens
Title:	Chief Executive Officer